Exhibit 99.1

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

British American Tobacco p.l.c.

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying Group Balance Sheet of British American Tobacco p.l.c. and subsidiaries (the Group) as of December 31, 2019 and 2018, the related Group Income Statement, Group Statement of Comprehensive Income, Group Statement of Changes in Equity, and Group Cash Flow Statement for each of the years in the three-year period ended December 31, 2019, and the related notes (collectively, the Group’s consolidated financial statements). We also have audited the Group’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2019, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board and in conformity with IFRS as adopted by the European Union. Also in our opinion, the Group maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019 based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Group’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Group’s consolidated financial statements and an opinion on the Group’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of the Canadian legal proceedings

As discussed in note 27 to the consolidated financial statements, the Company has received an unfavorable judgment on the smoking and health class actions certified by the Quebec Superior Court. As a result of this judgment, Imperial Tobacco Canada Limited (“Imperial”) has filed for creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) and has asked the Ontario Superior Court to stay all pending or contemplated litigation against Imperial in order to resolve all of the outstanding litigation across the country.

We identified the evaluation of the Canadian legal proceedings as a critical audit matter because complex and subjective auditor judgment was required in evaluating the Company’s assessment of the relevant law, historical and pending court rulings, and the Company’s ability to estimate the likelihood and extent of any future economic outflow arising from the ultimate resolution of the litigation.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls within the litigation process, including controls over the interpretation of relevant law and related court rulings and estimation of the likelihood and extent of any future economic outflow arising from the ultimate resolution of the litigation. In addition, we:

-

Read letters received directly from the Company’s external and internal legal counsel that evaluated the current status of the Canadian legal proceedings and quantified the estimate of any future economic outflow arising from the ultimate resolution of the litigation. We also inquired of external and internal legal counsel to evaluate their basis for conclusions in their respective letters; and

-

Assessed relevant historical and recent judgments passed by the judicial court authorities in relation to the Canadian litigation and read the related Canadian court rulings in order to challenge the Company’s interpretation of the Canadian legal proceedings and the related contingent liability disclosures in note 27.

Evaluation of impairment analysis for goodwill and trademarks with indefinite lives arising from the acquisition of Reynolds American Inc. (RAI) in 2017

As discussed in Note 8 to the consolidated financial statements, the Group, as at December 31, 2019 has goodwill and trademarks with indefinite lives of £33,761 million and £71,032 million, respectively, arising from the acquisition of RAI in 2017.

We identified the evaluation of the impairment analysis for goodwill and trademarks with indefinite lives arising from the acquisition of RAI in 2017 as a critical audit matter. There is a high degree of auditor judgement involved in: (i) evaluating the short- and medium-term budgeted net revenues forecasted by management in the evaluation of the recoverability of trademarks with indefinite lives and the goodwill allocated to the RAI cash-generating unit (“Key Revenue Forecast”); and (ii) evaluating any impact of the potential menthol ban into the cash flow forecast or the discount rate for the Newport indefinite lived trademark and the goodwill allocated to the RAI cash-generating unit.

The primary procedures we performed to address this critical audit matter included the following. We tested certain internal controls over the impairment process, including controls over the development of the Key Revenue Forecast and the impact of the potential menthol ban assumptions listed above. In addition, we assessed the impairment analysis by:

-

Analyzing RAI’s Key Revenue Forecast by examining externally derived publicly and privately available data, including, broker and analyst reports, industry reports, media reports, macro-economic assumptions, academic and scientific studies and regulatory changes;

-

Challenging the Key Revenue Forecast by comparing the historical projected revenues, cash flows and projected brand profitability to actual results to assess the Group’s ability to accurately forecast;

-

Performing sensitivity analysis on the Key Revenue Forecast to assess its impact on the Group’s determination that the fair value of the RAI goodwill and trademarks with indefinite lives exceed their carrying value; and

-

Specifically for the potential menthol ban, critically assessing the Group’s assertion that this does not significantly impact the related cash flow forecast or the discount rate, by examining broker and analyst reports, industry reports, media reports, and academic and scientific studies.

/s/ KPMG LLP

We have served as the Group’s auditor since 2015.

London, United Kingdom

March 17, 2020

Group Income Statement

		For the years ended 31 December
	Notes	2019 £m	2018 £m	2017 £m

Revenue (1)	2	25,877	24,492	19,564

Raw materials and consumables used		(4,599)	(4,664)	(4,520)
Changes in inventories of finished goods and work in progress	3(h)	162	114	(513)
Employee benefit costs	3(a),(e)	(3,221)	(3,005)	(2,679)
Depreciation, amortisation and impairment costs	3(b),(e),(f),(h)	(1,512)	(1,038)	(902)
Other operating income	3(e),(i)	163	85	144
Loss on reclassification from amortised cost to fair value		(3)	(3)	-
Other operating expenses	3(c),(d),(e),(g),(h)	(7,851)	(6,668)	(4,682)
Profit from operations	2	9,016	9,313	6,412
Net finance costs	4	(1,602)	(1,381)	(1,094)
Share of post-tax results of associates and joint ventures	2, 5	498	419	24,209
Profit before taxation		7,912	8,351	29,527
Taxation on ordinary activities	6	(2,063)	(2,141)	8,129
Profit for the year		5,849	6,210	37,656

Attributable to:
Owners of the parent		5,704	6,032	37,485
Non-controlling interests		145	178	171
		5,849	6,210	37,656

Earnings per share
Basic	7	249.7p	264.0p	1,833.9p

Diluted	7	249.0p	263.2p	1,827.6p

(1) Revenue is net of duty, excise and other taxes of £39,826 million, £38,553 million and £37,780 million for the years ended 31 December 2019, 2018 and 2017, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Group Statement of Comprehensive Income

		For the years ended 31 December
	Notes	2019 £m	2018 £m	2017 £m
Profit for the year		5,849	6,210	37,656
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:		(3,216)	3,099	(3,809)
Differences on exchange		(2,967)	3,868	(3,084)
Cash flow hedges
– net fair value losses		(246)	(58)	(264)
– reclassified and reported in profit for the year		53	17	109
– reclassified and reported in total assets		-	-	(16)
Investments held at fair value
– net fair value losses		-	-	(27)
Net investment hedges
– net fair value gains/(losses)		21	(472)	425
– differences on exchange on borrowings		(18)	(236)	(68)
Associates – share of OCI, net of tax	5	(115)	(38)	(918)
Tax on items that may be reclassified	6(f)	56	18	34

Items that will not be reclassified subsequently to profit or loss:		(507)	115	681
Retirement benefit schemes
– net actuarial (losses)/gains	11	(582)	138	833
– surplus recognition	11	(7)	4	(6)
Associates – share of OCI, net of tax	5	7	6	25
Tax on items that will not be reclassified	6(f)	75	(33)	(171)
Total other comprehensive (expense)/income for the year, net of tax		(3,723)	3,214	(3,128)
Total comprehensive income for the year, net of tax		2,126	9,424	34,528

Attributable to:
Owners of the parent		2,000	9,239	34,361
Non-controlling interests		126	185	167
		2,126	9,424	34,528

The accompanying notes are an integral part of these consolidated financial statements.

Group Statement of Changes in Equity

		Attributable to owners of the parent

	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2019		614	26,606	(333)	38,557	65,444	244	65,688

Total comprehensive (expense)/income for the year comprising:		-	-	(3,190)	5,190	2,000	126	2,126
Profit for the year		-	-	-	5,704	5,704	145	5,849
Other comprehensive expense for the year		-	-	(3,190)	(514)	(3,704)	(19)	(3,723)
Other changes in equity
Cash flow hedges reclassified and reported in total assets		-	-	(32)	-	(32)	-	(32)
Employee share options
– value of employee services	24	-	-	-	115	115	-	115
– proceeds from shares issued		-	3	-	-	3	-	3
Dividends and other appropriations
– ordinary shares	18(c)	-	-	-	(3,476)	(3,476)	-	(3,476)
– to non-controlling interests		-	-	-	-	-	(148)	(148)
Purchase of own shares
– held in employee share ownership trusts		-	-	-	(117)	(117)	-	(117)
Other movements non-controlling interests	23	-	-	-	-	-	36	36
Other movements		-	-	-	(35)	(35)	-	(35)
Balance at 31 December 2019		614	26,609	(3,555)	40,234	63,902	258	64,160

The accompanying notes are an integral part of these consolidated financial statements.

Group Statement of Changes in Equity

		Attributable to owners of the parent

	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 31 December 2017		614	26,602	(3,392)	36,935	60,759	222	60,981

Accounting policy change (IFRS 9) (note 30)		-	-	(9)	(29)	(38)	-	(38)

Revised balance at 1 January 2018		614	26,602	(3,401)	36,906	60,721	222	60,943
Total comprehensive income for the year comprising:		-	-	3,090	6,149	9,239	185	9,424
Profit for the year		-	-	-	6,032	6,032	178	6,210
Other comprehensive income for the year		-	-	3,090	117	3,207	7	3,214
Other changes in equity
Cash flow hedges reclassified and reported in total assets		-	-	(22)	-	(22)	-	(22)
Employee share options
– value of employee services	24	-	-	-	121	121	-	121
– proceeds from shares issued		-	4	-	-	4	-	4
Dividends and other appropriations
– ordinary shares	18(c)	-	-	-	(4,463)	(4,463)	-	(4,463)
– to non-controlling interests		-	-	-	-	-	(163)	(163)
Purchase of own shares
– held in employee share ownership trusts		-	-	-	(139)	(139)	-	(139)
Non-controlling interests – acquisitions	23	-	-	-	(11)	(11)	-	(11)
Other movements		-	-	-	(6)	(6)	-	(6)
Balance at 31 December 2018		614	26,606	(333)	38,557	65,444	244	65,688

The accompanying notes are an integral part of these consolidated financial statements.

		Attributable to owners of the parent

	Notes	Share capital £m	Share premium, capital redemption and merger reserves £m	Other reserves £m	Retained earnings £m	Total attributable to owners of parent £m	Non- controlling interests £m	Total equity £m

Balance at 1 January 2017		507	3,931	413	3,331	8,182	224	8,406

Total comprehensive (expense)/income for the year comprising:		-	-	(3,805)	38,166	34,361	167	34,528
Profit for the year		-	-	-	37,485	37,485	171	37,656
Other comprehensive (expense)/income for the year		-	-	(3,805)	681	(3,124)	(4)	(3,128)
Other changes in equity
Employee share options
– value of employee services	24	-	-	-	105	105	-	105
– proceeds from shares issued		-	5	-	-	5	-	5
Dividends and other appropriations
– ordinary shares	18(c)	-	-	-	(4,465)	(4,465)	-	(4,465)
– to non-controlling interests		-	-	-	-	-	(169)	(169)
Purchase of own shares
– held in employee share ownership trusts		-	-	-	(205)	(205)	-	(205)
Shares issued - RAI acquisition	23	107	22,666	-	-	22,773	-	22,773
Other movements		-	-	-	3	3	-	3
Balance at 31 December 2017		614	26,602	(3,392)	36,935	60,759	222	60,981

The accompanying notes are an integral part of these consolidated financial statements.

Group Balance Sheet

	Notes	2019 £m	31 December 2018 £m
Assets
Intangible assets	8	118,787	124,013
Property, plant and equipment	9	5,518	5,166
Investments in associates and joint ventures	10	1,860	1,737
Retirement benefit assets	11	430	1,147
Deferred tax assets	12	424	344
Trade and other receivables	13	248	685
Investments held at fair value	14	12	39
Derivative financial instruments	15	452	556
Total non-current assets		127,731	133,687
Inventories	16	6,094	6,029
Income tax receivable		122	74
Trade and other receivables	13	4,093	3,588
Investments held at fair value	14	123	178
Derivative financial instruments	15	313	179
Cash and cash equivalents	17	2,526	2,602
		13,271	12,650
Assets classified as held-for-sale		3	5
Total current assets		13,274	12,655

Total assets		141,005	146,342

Equity – capital and reserves
Share capital	18(a)	614	614
Share premium, capital redemption and merger reserves	18(b)	26,609	26,606
Other reserves	18(c)	(3,555)	(333)
Retained earnings	18(c)	40,234	38,557
Owners of the parent		63,902	65,444
Non-controlling interests	18(d)	258	244
Total equity		64,160	65,688

Liabilities
Borrowings	19	37,804	43,284
Retirement benefit liabilities	11	1,459	1,665
Deferred tax liabilities	12	17,050	17,776
Other provisions for liabilities	20	388	331
Trade and other payables	21	1,034	1,055
Derivative financial instruments	15	287	214
Total non-current liabilities		58,022	64,325
Borrowings	19	7,562	4,225
Income tax payable		683	853
Other provisions for liabilities	20	670	318
Trade and other payables	21	9,727	10,631
Derivative financial instruments	15	181	302
Total current liabilities		18,823	16,329

Total equity and liabilities		141,005	146,342

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board

Richard Burrows

Chairman

17 March 2020

Group Cash Flow Statement

		For the years ended 31 December
	Notes	2019 £m	2018 £m	2017 £m
Profit from operations		9,016	9,313	6,412
Adjustments for
- depreciation, amortisation and impairment costs	3(b)	1,512	1,038	902
- (increase)/decrease in inventories		(371)	(192)	1,409
- (increase)/decrease in trade and other receivables		(699)	502	(732)
- decrease/(increase) in receivables related to the charge in respect of the Quebec Class Actions	13	436	-	(130)
- (decrease)/increase in provision for Master Settlement Agreement	3(d)	(124)	1,364	(934)
- increase/(decrease) in trade and other payables		730	123	(685)
- decrease in net retirement benefit liabilities		(40)	(100)	(131)
- increase/(decrease) in other provisions for liabilities		382	(107)	(78)
- other non-cash items		106	31	86
Cash generated from operating activities		10,948	11,972	6,119
Dividends received from associates		252	214	903
Tax paid		(2,204)	(1,891)	(1,675)
Net cash generated from operating activities		8,996	10,295	5,347
Cash flows from investing activities
Interest received		80	52	83
Purchases of property, plant and equipment		(664)	(758)	(791)
Proceeds on disposal of property, plant and equipment		34	38	95
Purchases of intangibles		(151)	(185)	(187)
Purchases of investments		(191)	(320)	(170)
Proceeds on disposals of investments		339	167	160
Acquisition of Reynolds American Inc. net of cash acquired		-	-	(17,657)
Investment in associates and acquisitions of other subsidiaries net of cash acquired		(86)	(32)	(77)
Proceeds on disposal of non-core business net of cash disposed		-	17	-
Net cash used in investing activities		(639)	(1,021)	(18,544)
Cash flows from financing activities
Interest paid		(1,601)	(1,557)	(1,106)
Interest element of lease liabilities		(32)	(2)	(1)
Capital element of lease liabilities		(154)	(10)	(7)
Proceeds from increases in and new borrowings		4,247	2,111	40,937
(Outflows)/inflows relating to derivative financial instruments		(564)	49	(406)
Purchases of own shares held in employee share ownership trusts		(117)	(139)	(205)
Reductions in and repayments of borrowings		(5,640)	(5,586)	(20,827)
Dividends paid to owners of the parent		(4,598)	(4,347)	(3,465)
Capital injection from/(purchases of) non-controlling interests		20	(11)	-
Dividends paid to non-controlling interests		(157)	(142)	(167)
Other		3	4	6
Net cash (used in)/generated from financing activities		(8,593)	(9,630)	14,759
Net cash flows (used in)/generated from operating, investing and financing activities		(236)	(356)	1,562
Differences on exchange		(57)	(138)	(391)
(Decrease)/increase in net cash and cash equivalents in the year		(293)	(494)	1,171
Net cash and cash equivalents at 1 January		2,328	2,822	1,651
Net cash and cash equivalents at 31 December	17	2,035	2,328	2,822

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Financial Statements

1 Accounting policies

Basis of preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and IFRS as adopted by the European Union (“EU”). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. The differences have no impact on the Group’s consolidated financial statements for the periods presented.

The consolidated financial statements have been prepared on a going concern basis under the historical cost convention except as described in the accounting policy below on financial instruments.

With effect from 1 January 2019, the Group has applied IFRS 16 Leases to contractual arrangements which are, or contain, leases of assets, and consequently recognises right-of-use assets and lease liabilities at the commencement of the leasing arrangement, with the assets included as part of property, plant and equipment in note 9 and the liabilities included as part of borrowings in note 19. In adopting IFRS 16, the Group has applied the modified retrospective approach with no restatement of prior periods, as permitted by the Standard. The impact on the Group is shown in note 30. Total assets and total equity and liabilities on 1 January 2019 have both increased by £607 million.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities at the date of the financial statements. The key estimates and assumptions are set out in the accounting policies below, together with the related notes to the accounts.

The critical accounting judgements include:

-

the identification and quantification of adjusting items, which are separately disclosed as memorandum information, is explained below and the impact of these on the calculation of adjusted earnings per share is described in note 7;

-

the determination that an error, identified following a review by the Financial Reporting Council (‘FRC’) and discussed in note 18(e), was immaterial for restatement of the prior periods as, whilst the effect was to overstate liabilities and reduce equity by £1.0 billion in 2017 and £1.1 billion in 2018, it did not affect the primary users of the financial statements as there was no impact to the amount or timing of the dividends received;

-

the determination as to whether to recognise provisions and the exposures to contingent liabilities related to pending litigation or other outstanding claims, as well as other contingent liabilities. The accounting policy on contingent liabilities, which are not provided for, is set out below and the contingent liabilities of the Group are explained in note 27. Judgement is necessary to assess the likelihood that a pending claim is probable (more likely than not to succeed), possible or remote;

-

the determination as to whether control (subsidiaries), joint control (joint arrangements), or significant influence (associates) exists in relation to the investments held by the Group. This is assessed after taking into account the Group’s ability to appoint Directors to the entity’s Board, its relative shareholding compared with other shareholders, any significant contracts or arrangements with the entity or its other shareholders and other relevant facts and circumstances. The application of these policies to Group subsidiaries in territories including Canada and Malaysia is explained in note 28; and

-

the review of applicable exchange rates for transactions with and translation of entities in territories where there are restrictions on the free access to foreign currency, or multiple exchange rates.

The critical accounting estimates include:

-

the review of asset values, especially indefinite life assets such as goodwill and certain trademarks and similar intangibles. The key assumptions used in respect of the impairment testing are the determination of cash-generating units, the budgeted and forecast cash flows of these units, the long-term growth rate for cash flow projections and the rate used to discount the cash flow projections. These are described in note 8;

-

the estimation of and accounting for retirement benefit costs. The determination of the carrying value of assets and liabilities, as well as the charge for the year, and amounts recognised in other comprehensive income, involves judgements made in conjunction with independent actuaries. These involve estimates about uncertain future events based on the environment in different countries, including life expectancy of scheme members, salary and pension increases, inflation, as well as discount rates and asset values at the year-end. The assumptions used by the Group and sensitivity analysis are described in note 11; and

-

the estimation of amounts to be recognised in respect of taxation and legal matters, and the estimation of other provisions for liabilities and charges are subject to uncertain future events, may extend over several years and so the amount and/or timing may differ from current assumptions. The accounting policy for taxation is explained below. The recognised deferred tax assets and liabilities, together with a note of unrecognised amounts, are shown in note 12, and a contingent tax asset is explained in note 6(b). Other provisions for liabilities and charges are as set out in note 20. Litigation related deposits are shown in note 13. The application of these accounting policies to the payments made and credits recognised under the Master Settlement Agreement by Reynolds American Inc. (“Reynolds” or “RAI”) is described in note 3(d).

Such estimates and assumptions are based on historical experience and various other factors that are believed to be reasonable in the circumstances and constitute management’s best judgement at the date of the financial statements. In the future, actual experience may deviate from these estimates and assumptions, which could affect the financial statements as the original estimates and assumptions are modified, as appropriate, in the year in which the circumstances change.

These consolidated financial statements were authorised for issue by the Board of Directors on 17 March 2020.

Basis of consolidation

The consolidated financial information includes the financial statements of British American Tobacco p.l.c. and its subsidiary undertakings, collectively “the Group”, together with the Group’s share of the results of its associates and joint arrangements.

A subsidiary is an entity controlled by the Group. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Associates comprise investments in undertakings, which are not subsidiary undertakings or joint arrangements, where the Group’s interest in the equity capital is long term and over whose operating and financial policies the Group exercises a significant influence. They are accounted for using the equity method.

Joint arrangements comprise contractual arrangements where two or more parties have joint control and where decisions regarding the relevant activities of the entity require unanimous consent. Joint operations are jointly-controlled arrangements where the parties to the arrangement have rights to the underlying assets and obligations for the underlying liabilities relating to the arrangement. The Group accounts for its share of the assets, liabilities, income and expenses of any such arrangement. Joint ventures comprise arrangements where the parties to the arrangement have rights to the net assets of the arrangement. They are accounted for using the equity method.

Foreign currencies and hyperinflationary territories

The functional currency of the Parent Company is sterling and this is also the presentation currency of the Group. The income and cash flow statements of Group undertakings expressed in currencies other than sterling are translated to sterling using exchange rates applicable to the dates of the underlying transactions. Average rates of exchange in each year are used where the average rate approximates the relevant exchange rate at the date of the underlying transactions. Assets and liabilities of Group undertakings are translated at the applicable rates of exchange at the end of each year. In territories where there are restrictions on the free access to foreign currency or multiple exchange rates, the applicable rates of exchange are regularly reviewed.

The differences between retained profits translated at average and closing rates of exchange are taken to reserves, as are differences arising on the retranslation to sterling (using closing rates of exchange) of overseas net assets at the beginning of the year, and are presented as a separate component of equity. They are recognised in the income statement when the gain or loss on disposal of a Group undertaking is recognised.

Foreign currency transactions are initially recognised in the functional currency of each entity in the Group using the exchange rate ruling at the date of the transaction. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of foreign currency assets and liabilities at year-end rates of exchange are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges, on intercompany net investment loans and qualifying net investment hedges. Foreign exchange gains or losses recognised in the income statement are included in profit from operations or net finance costs depending on the underlying transactions that gave rise to these exchange differences.

In addition, for hyperinflationary countries where the effect on the Group results would be significant, the financial statements in local currency are adjusted to reflect the impact of local inflation prior to translation into sterling, in accordance with IAS 29 Financial Reporting in Hyperinflationary Economies. Where applicable, IAS 29 requires all transactions to be indexed by an inflationary factor to the balance sheet date, potentially leading to a monetary gain or loss on indexation. In addition, the Group assesses the carrying value of fixed assets after indexation and applies IAS 36 Impairment of Assets, where appropriate, to ensure that the carrying value correctly reflects the economic value of such assets.

The results and balance sheets of operations in hyperinflationary territories are translated at the period end rate. In the case of Venezuela, the Group uses an estimated exchange rate calculated by reflecting the development of the general price index since the Group last achieved meaningful repatriation of dividends.

Revenue

Revenue principally comprises sales of cigarettes, other tobacco products, and nicotine products, to external customers. Revenue excludes duty, excise and other taxes related to sales in the period and is stated after deducting rebates, returns and other similar discounts and payments to direct and indirect customers. Revenue is recognised when control of the goods is transferred to a customer; this is usually evidenced by a transfer of the significant risks and rewards of ownership upon delivery to the customer, which in terms of timing is not materially different to the date of shipping.

Retirement benefit costs

The Group operates both defined benefit and defined contribution schemes including post-retirement healthcare schemes. For defined benefit schemes, the actuarial cost charged to profit from operations consists of current service cost, net interest on the net defined benefit liability or asset, past service cost and the impact of any settlements. The net deficit or surplus for each defined benefit pension scheme is calculated in accordance with IAS 19 Employee Benefits based on the present value of the defined benefit obligation at the balance sheet date less the fair value of the scheme assets adjusted, where appropriate, for any surplus restrictions or the effect of minimum funding requirements.

Some benefits are provided through defined contribution schemes and payments to these are charged as an expense as they fall due.

Share-based payments

The Group has equity-settled and cash-settled share-based compensation plans.

Equity-settled share-based payments are measured at fair value at the date of grant. The fair value determined at the grant date of the equity-settled share-based payments is expensed over the vesting period, based on the Group’s estimate of awards that will eventually vest. For plans where vesting conditions are based on total shareholder returns, the fair value at date of grant reflects these conditions, whereas earnings per share vesting conditions are reflected in the calculation of awards that will eventually vest over the vesting period. For cash-settled share-based payments, a liability equal to the portion of the services received is recognised at its current fair value determined at each balance sheet date. Fair value is measured by the use of the Black-Scholes option pricing model, except where vesting is dependent on market conditions when the Monte-Carlo option pricing model is used. The expected life used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations.

Research and development

Research expenditure is charged to income in the year in which it is incurred. Development expenditure is charged to income in the year it is incurred, unless it meets the recognition criteria of IAS 38 Intangible Assets to be capitalised as an intangible asset.

Taxation

Taxation is chargeable on the profits for the period, together with deferred taxation. The current income tax charge is calculated on the basis of tax laws enacted or substantively enacted at the balance sheet date in the countries where the Group’s subsidiaries, associates and joint arrangements operate and generate taxable income.

Deferred taxation is provided in full using the liability method for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amount used for taxation purposes. A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised.

Deferred tax is determined using the tax rates that have been enacted or substantively enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or deferred tax liability is settled.

Tax is recognised in the income statement except to the extent that it relates to items recognised in other comprehensive income or directly in equity, in which case it is recognised in the statement of other comprehensive income or the statement of changes in equity.

The Group has exposures in respect of the payment or recovery of a number of taxes. With effect from 1 January 2019, the Group has adopted the requirements of IFRIC 23 Uncertainty over Income Tax Treatments which clarifies how to apply the recognition and measurement requirements in IAS 12 Income Taxes. The interpretation requires that, where there is uncertainty as to whether a particular tax treatment will be accepted by the relevant taxation authority, the financial statements reflect the probable outcome. Where it is not considered probable that a particular tax treatment will be accepted by the relevant taxation authority, estimated amounts are determined based on the most likely amount or expected value, depending on which method is expected to better predict the resolution of the uncertainty. The impact on the Group’s profit and equity from the adoption of IFRIC 23 was not material. Prior to 1 January 2019, liabilities or assets for these payments or recoveries were recognised at such time as an outcome became probable and when the amount could reasonably be estimated.

Goodwill

Goodwill arising on acquisitions is capitalised and any impairment of goodwill is recognised immediately in the income statement and is not subsequently reversed.

Goodwill in respect of subsidiaries is included in intangible assets. In respect of associates and joint ventures, goodwill is included in the carrying value of the investment in the associated company or joint venture. On disposal of a subsidiary, associate or joint venture, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Intangible assets other than goodwill

The intangible assets shown on the Group balance sheet consist mainly of trademarks and similar intangibles, including certain intellectual property, acquired by the Group’s subsidiary undertakings and computer software.

Acquired trademarks and similar assets are carried at cost less accumulated amortisation and impairment. Trademarks with indefinite lives are not amortised but are reviewed annually for impairment. Other trademarks and similar assets are amortised on a straight-line basis over their remaining useful lives, consistent with the pattern of economic benefits expected to be received, which do not exceed 20 years. Any impairments of trademarks are recognised in the income statement but increases in trademark values are not recognised.

Computer software is carried at cost less accumulated amortisation and impairment, and, with the exception of global software solutions, is amortised on a straight-line basis over periods ranging from three years to five years. Global software solutions are software assets designed to be implemented on a global basis and used as a standard solution by all of the operating companies in the Group. These assets are amortised on a straight-line basis over periods not exceeding 10 years.

Property, plant and equipment

Property, plant and equipment are stated at cost less accumulated depreciation and impairment. Depreciation is calculated on a straight-line basis to write off the assets over their useful economic life. No depreciation is provided on freehold land or assets classified as held-for-sale. Freehold and leasehold property are depreciated at rates between 2.5% and 4% per annum, and plant and equipment at rates between 3% and 25% per annum.

With effect from 1 January 2018, the Group has changed certain estimates of useful economic lives for cigarette-making machinery across the Group, harmonising depreciation rates used by the historical BAT Group and by Reynolds American Inc. from 14 years and 30 years, respectively, to a standard 20-year life (5% per annum).

Capitalised interest

Borrowing costs which are directly attributable to the acquisition, construction or production of intangible assets or property, plant and equipment that takes a substantial period of time to get ready for its intended use or sale, are capitalised as part of the cost of the asset.

Leased assets

With effect from 1 January 2019, the Group has applied IFRS 16 Leases to contractual arrangements which are, or contain, leases of assets, and consequently recognises right-of-use assets and lease liabilities at the commencement of the leasing arrangement, with the assets included as part of property, plant and equipment in note 9 and the liabilities included as part of borrowings in note 19.

In adopting IFRS 16, the Group has applied the modified retrospective approach with no restatement of prior periods, as permitted by the Standard. The impact on the Group of implementing the new Standard is shown in note 30.

The Group has taken advantage of certain practical expedients available under the Standard, including “grandfathering” previously recognised lease arrangements such that contracts were not reassessed at the implementation date as to whether they were, or contained, a lease, and leases previously classified as finance leases under IAS 17 Leases remained capitalised on the adoption of IFRS 16. In addition, as part of the implementation, the Group has applied a single discount rate to portfolios of leases with reasonably similar characteristics, has assessed whether individual leases are onerous prior to applying the Standard, has applied hindsight in determining the lease term if the contract contains options to extend or terminate the lease, and has not applied the capitalisation requirements of the Standard to leases for which the lease term ends within 12 months of the date of initial application.

For leasing arrangements entered into after 1 January 2019, the Group has also adopted several practical expedients available under the Standard including not applying the requirements of IFRS 16 to leases of intangible assets, applying the portfolio approach where appropriate to do so, not applying the recognition and measurement requirements of IFRS 16 to short-term leases (leases of less than 12 months maximum duration) and to leases of low-value assets. Except for property-related leases, non-lease components have not been separated from lease components.

The Group will continue to report recognised assets and liabilities under leases within property, plant and equipment and borrowings respectively rather than show these as separate line items on the face of the balance sheet.

Lease liabilities are initially recognised at an amount equal to the present value of estimated contractual lease payments at the inception of the lease, after taking into account any options to extend the term of the lease. Lease commitments are discounted to present value using the interest rate implicit in the lease if this can be readily determined, or the applicable incremental rate of borrowing, as appropriate. Right-of-use lease assets are initially recognised at an amount equal to the lease liability, adjusted for initial direct costs in relation to the assets, then depreciated over the shorter of the lease term and their estimated useful lives.

Prior to 1 January 2019, the Group applied IAS 17 Leases. Arrangements where the Group had substantially all the risks and rewards of ownership of the leased asset were classified as finance leases and were included as part of property, plant and equipment. Finance lease assets were initially recognised at an amount equal to the lower of their fair value and the present value of the minimum lease payments at the inception of the lease, then depreciated over the shorter of the lease term and their estimated useful lives. Lease payments due were shown as a liability within borrowings. Lease payments were shown within financing activities in the cash flow statement and consisted of capital and finance charge elements, with the finance element charged to the income statement. Under IAS 17, leases which were not classified as finance leases were classified as operating leases and such arrangements were not capitalised. Rental payments under operating leases were charged to operating profit on a straight-line basis over the lease term.

Impairment of non-financial assets

Assets are reviewed for impairment whenever events indicate that the carrying amount of a cash-generating unit may not be recoverable. In addition, assets that have indefinite useful lives are tested annually for impairment. An impairment loss is recognised to the extent that the carrying value exceeds the higher of the asset’s fair value less costs to sell and its value-in-use.

A cash-generating unit is the smallest identifiable group of assets that generates cash flows which are largely independent of the cash flows from other assets or groups of assets. At the acquisition date, any goodwill acquired is allocated to the relevant cash-generating unit or group of cash-generating units expected to benefit from the acquisition for the purpose of impairment testing of goodwill.

Impairment of financial assets held at amortised cost

With effect from 1 January 2018, loss allowances for expected credit losses on financial assets which are held at amortised cost are recognised on initial recognition of the underlying asset. As permitted by IFRS 9 Financial Instruments, loss allowances on trade receivables arising from the recognition of revenue under IFRS 15 Revenue from Contracts with Customers are initially measured at an amount equal to lifetime expected losses. Allowances in respect of loans and other receivables are initially recognised at an amount equal to 12-month expected credit losses. Allowances are measured at an amount equal to the lifetime expected credit losses where the credit risk on the receivables increases significantly after initial recognition.

Prior to 1 January 2018, financial assets were reviewed for impairment at each balance sheet date, or whenever events indicated that the carrying amount might not be recoverable.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is based on the weighted average cost incurred in acquiring inventories and bringing them to their existing location and condition, which will include raw materials, direct labour and overheads, where appropriate. Net realisable value is the estimated selling price less costs to completion and sale. Tobacco inventories which have an operating cycle that exceeds 12 months are classified as current assets, consistent with recognised industry practice.

Financial instruments

The Group’s business model for managing financial assets is set out in the Group Treasury Manual which notes that the primary objective with regard to the management of cash and investments is to protect against the loss of principal. Additionally, the Group aims; to maximise Group liquidity by concentrating cash at the Centre, to align the maturity profile of external investments with that of the forecast liquidity profile, to wherever practicable, match the interest rate profile of external investments to that of debt maturities or fixings, and to optimise the investment yield within the Group’s investment parameters. The majority of financial assets are held in order to collect contractual cash flows (typically cash and cash equivalents and loans and other receivables) but some assets (typically investments) are held for investment potential.

Financial assets and financial liabilities are recognised when the Group becomes a party to the contractual provisions of the relevant instrument and derecognised when it ceases to be a party to such provisions. Such assets and liabilities are classified as current if they are expected to be realised or settled within 12 months after the balance sheet date. If not, they are classified as non-current. In addition, current liabilities include amounts where the entity does not have an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

With effect from 1 January 2018, the Group adopted IFRS 9 Financial Instruments with no revision of prior periods, as permitted by the Standard. The cumulative impact of adopting the Standard, including the effect of tax entries, was recognised as a restatement of opening reserves in 2018. IFRS 9 changed the classification and measurement of financial assets. The category of ‘available-for-sale investments’ was replaced with ‘financial assets at Fair Value through Profit and Loss’ (for most investments) and ‘financial assets at Fair Value through Other Comprehensive Income’ (for qualifying equity investments). Certain loans and receivables which did not meet the tests for amortised cost classification under IFRS 9 were reclassified as financial assets at Fair Value through Profit and Loss at the same date. The Group uses the term ‘investments held at fair value’ to refer to all of these financial assets both pre- and post- the adoption of IFRS 9.

In addition, with effect from 1 January 2019, the Group has early adopted the Amendments to IFRS 9 and IFRS 7 Financial Instruments: Disclosures with regard to Interest Rate Benchmark Reform. The Amendment provides an exemption for certain hedging relationships directly affected by changes in interest rate benchmarks where the reform gives rise to uncertainties regarding the interest rate designated as a hedged risk, or the timing or amount of interest rate cashflows of either the hedged item or of the hedging instrument, such that without the exemption the relationship might not qualify for hedge accounting. The impact on the Group’s profit was not material.

Non-derivative financial assets are classified on initial recognition in accordance with the Group’s business model as investments, loans and receivables, or cash and cash equivalents and accounted for as follows:

-

Investments: These are non-derivative financial assets that cannot be classified as loans and other receivables or cash and cash equivalents. Dividend and interest income on these investments are included within finance income when the Group’s right to receive payments is established. This category includes financial assets at fair value through profit and loss, financial assets at fair value through other comprehensive income and, prior to 1 January 2018, available-for-sale investments as previously defined by IAS 39.

-

Loans and other receivables: These are non-derivative financial assets with fixed or determinable payments that are solely payments of principal and interest on the principal amount outstanding, that are primarily held in order to collect contractual cash flows. These balances include trade and other receivables and are measured at amortised cost, using the effective interest rate method, and stated net of allowances for credit losses. In addition, as explained in note 13, certain litigation related deposits are recognised as assets within loans and other receivables where management has determined that these payments represent a resource controlled by the entity as a result of past events. These deposits are held at the fair value of consideration transferred less impairment, if applicable, and have not been discounted.

-

Cash and cash equivalents: Cash and cash equivalents include cash in hand and deposits held on call, together with other short-term highly liquid investments including investments in certain money market funds. Cash equivalents normally comprise instruments with maturities of three months or less at their date of acquisition. In the cash flow statement, cash and cash equivalents are shown net of bank overdrafts, which are included as current borrowings in the liabilities section on the balance sheet.

Fair values for quoted investments are based on observable market prices. If there is no active market for a financial asset, the fair value is established by using valuation techniques principally involving discounted cash flow analysis.

Non-derivative financial liabilities, including borrowings and trade payables, are stated at amortised cost using the effective interest method. For borrowings, their carrying value includes accrued interest payable, as well as unamortised issue costs. As shown in note 19, certain borrowings are subject to fair value hedges, as defined below.

Derivative financial assets and liabilities are initially recognised, and subsequently measured, at fair value, which includes accrued interest receivable and payable where relevant. Changes in their fair values are recognised as follows:

-

for derivatives that are designated as cash flow hedges, the changes in their fair values are recognised directly in other comprehensive income, to the extent that they are effective, with the ineffective portion being recognised in the income statement. Where the hedged item results in a non-financial asset, the accumulated gains and losses, previously recognised in other comprehensive income, are included in the initial carrying value of the asset (basis adjustment) and recognised in the income statement in the same periods as the hedged item. Where the underlying transaction does not result in such an asset, the accumulated gains and losses are reclassified to the income statement in the same periods as the hedged item;

-

for derivatives that are designated as fair value hedges, the carrying value of the hedged item is adjusted for the fair value changes attributable to the risk being hedged, with the corresponding entry being made in the income statement. The changes in fair value of these derivatives are also recognised in the income statement;

-

for derivatives that are designated as hedges of net investments in foreign operations, the changes in their fair values are recognised directly in other comprehensive income, to the extent that they are effective, with the ineffective portion being recognised in the income statement. Where non-derivatives such as foreign currency borrowings are designated as net investment hedges, the relevant exchange differences are similarly recognised. The accumulated gains and losses are reclassified to the income statement when the foreign operation is disposed of; and

-

for derivatives that do not qualify for hedge accounting or are not designated as hedges, the changes in their fair values are recognised in the income statement in the period in which they arise. These are referred to as ‘held-for-trading’.

In order to qualify for hedge accounting, the Group is required to document prospectively the economic relationship between the item being hedged and the hedging instrument. The Group is also required to demonstrate an assessment of the economic relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is re-performed periodically to ensure that the hedge has remained, and is expected to remain, highly effective.

Hedge accounting is discontinued when a hedging instrument is derecognised (e.g. through expiry or disposal), or no longer qualifies for hedge accounting. Where the hedged item is a highly probable forecast transaction, the related gains and losses remain in equity until the transaction takes place, when they are reclassified to the income statement in the same manner as for cash flow hedges as described above. When a hedged future transaction is no longer expected to occur, any related gains and losses, previously recognised in other comprehensive income, are immediately reclassified to the income statement.

Derivative fair value changes recognised in the income statement are either reflected in arriving at profit from operations (if the hedged item is similarly reflected) or in finance costs.

The Group’s accounting policies for financial instruments prior to the adoption of IFRS 9 on 1 January 2018, were as set out above, except for the following: non-derivative financial assets were classified on initial recognition as available-for-sale investments, loans and receivables or cash and cash equivalents. Available-for-sale investments were non-derivative financial assets that could not be classified as loans and receivables or cash and cash equivalents. Apart from available-for-sale investments, non-derivative financial assets were stated at amortised cost using the effective interest method, subject to reduction for allowances for estimated irrecoverable amounts. These estimates for irrecoverable amounts were recognised when there was objective evidence that the full amount receivable would not be collected according to the original terms of the asset. Available-for-sale investments were stated at fair value, with changes in fair value being recognised directly in other comprehensive income. When such investments were derecognised (e.g. through disposal) or became impaired, the accumulated gains and losses, previously recognised in other comprehensive income, were reclassified to the income statement within ‘finance income’. Dividend and interest income on available-for-sale investments were included within ‘finance income’ when the Group’s right to receive payments was established.

Dividends

In 2017 and 2018, dividend distributions to the Company’s shareholders were recognised as a liability on the Group’s financial statements in the period in which they were approved by shareholders (final dividends) or confirmed by the Directors (interim dividends). With effect from 1 January 2018, the Company has moved to four interim quarterly dividend payments. As referred to in note 18(e), from 2019 the Company recognises the interim dividend in the period in which it is paid. This change has no impact to the timing of when shareholders will receive the dividend.

Segmental analysis

The Group is organised and managed on the basis of its geographic regions. These are the reportable segments for the Group as they form the focus of the Group’s internal reporting systems and are the basis used by the chief operating decision maker, identified as the Management Board, for assessing performance and allocating resources.

The Group is primarily a single product business providing cigarettes and other tobacco products. While the Group has clearly differentiated brands, global segmentation between a wide portfolio of brands is not part of the regular internally reported financial information. The results of New Category products are reported as part of the results of each geographic region, and are not currently material to the Group.

The prices agreed between Group companies for intra-group sales of materials, manufactured goods, charges for royalties, commissions, services and fees, are based on normal commercial practices which would apply between independent businesses. Royalty income, less related expenditure, is included in the region in which the licensor is based.

Adjusting items

Adjusting items are significant items of income or expense in revenue, profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance because of their size, nature or incidence. In identifying and quantifying adjusting items, the Group consistently applies a policy that defines criteria that are required to be met for an item to be classified as adjusting. These items are separately disclosed in the segmental analyses or in the notes to the accounts as appropriate.

The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance and are used to derive the Group’s principal non-GAAP measures of adjusted revenue, adjusted profit from operations and adjusted diluted earnings per share, all of which are before the impact of adjusting items and which are reconciled from revenue, profit from operations and diluted earnings per share.

Provisions

Provisions are recognised when either a legal or constructive obligation as a result of a past event exists at the balance sheet date, it is probable that an outflow of economic resources will be required to settle the obligation and a reasonable estimate can be made of the amount of the obligation.

Contingent liabilities and contingent assets

Subsidiaries and associate companies are defendants in tobacco-related and other litigation. Provision for this litigation (including legal costs) is made at such time as an unfavourable outcome becomes probable and the amount can be reasonably estimated.

Contingent assets are possible assets whose existence will only be confirmed by future events not wholly within the control of the entity and are not recognised as assets until the realisation of income is virtually certain.

Where a provision has not been recognised, the Group records its external legal fees and other external defence costs for tobacco-related and other litigation as these costs are incurred.

As explained in note 13, certain litigation-related deposits are recognised as assets within loans and other receivables where management has determined that these payments represent a resource controlled by the entity. These deposits are held at the fair value of consideration transferred less impairment, if applicable, and have not been discounted.

Repurchase of share capital

When share capital is repurchased the amount of consideration paid, including directly attributable costs, is recognised as a deduction from equity. Repurchased shares which are not cancelled, or shares purchased for the employee share ownership trusts, are classified as treasury shares and presented as a deduction from total equity.

Future changes to accounting policies

Certain changes to IFRS will be applicable to the Group financial statements in future years, but will not have a material effect on reported profit or equity or on the disclosures in the financial statements.

2 Segmental analyses

As the chief operating decision maker, the Management Board reviews external adjusted revenues and adjusted profit from operations to evaluate segment performance and allocate resources to the overall business. The results of New Categories (comprising Tobacco Heating Products, Vapour products and Modern Oral products) are reported to the Management Board as part of the results of each geographic region. However, additional information has been provided based on product category. Interest income, interest expense and taxation are centrally managed and accordingly such items are not presented by segment as they are excluded from the measure of segment profitability.

The four geographic regions are the reportable segments for the Group as they form the focus of the Group’s internal reporting systems and are the basis used by the Management Board for assessing performance and allocating resources. The Management Board reviews current and prior year adjusted segmental revenue, adjusted profit from operations of subsidiaries and joint operations, and adjusted post-tax results of associates and joint ventures at constant rates of exchange. The constant rate comparison provided for reporting segment information is based on a retranslation, at prior year exchange rates, of the current year results of the Group, including intercompany royalties payable in foreign currency to UK entities. However, the Group does not adjust for the normal transactional gains and losses in operations which are generated by movements in exchange rates.

In respect of the United States region, all financial statements and financial information provided by or with respect to the US business or RAI (and/or RAI and its subsidiaries (collectively, the “RAI Group”)) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the RAI Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to IFRS as issued by the IASB and adopted by the EU. To the extent any such financial information provided in these financial statements relates to the US business or RAI (and/or the RAI Group), it is provided as an explanation of the US business’s or RAI’s (and/or the RAI Group’s) primary US GAAP based financial statements and information.

The following table shows 2019 revenue and adjusted revenue at current rates, and 2019 adjusted revenue translated using 2018 rates of exchange. The 2018 figures are stated at the 2018 rates of exchange.

					2019			2018
	Adjusted Revenue Constant rates £m	Translation exchange £m	Adjusted Revenue Current rates £m	Adjusting items Current rates £m	Revenue Current rates £m	Adjusted Revenue £m	Adjusting items £m	Revenue £m

United States	9,917	456	10,373	-	10,373	9,495	-	9,495
APME	5,157	(4)	5,153	-	5,153	4,882	-	4,882
AMSSA	4,491	(230)	4,261	-	4,261	4,111	-	4,111
ENA	6,118	(78)	6,040	50	6,090	5,824	180	6,004
Revenue	25,683	144	25,827	50	25,877	24,312	180	24,492

Note: adjusting items in revenue are in respect of excise included in goods acquired from a third party under short-term arrangements and then passed on to customers. This is deemed as adjusting due to the distorting nature to revenue and operating margin.

The following table shows 2018 revenue and adjusted revenue at current rates, and 2018 adjusted revenue translated using 2017 rates of exchange. The 2017 figures are stated at the 2017 rates of exchange.

					2018			2017
	Adjusted Revenue Constant rates £m	Translation exchange £m	Adjusted Revenue Current rates £m	Adjusting items Current rates £m	Revenue Current rates £m	Adjusted Revenue £m	Adjusting items £m	Revenue £m

United States	9,838	(343)	9,495	-	9,495	4,160	-	4,160
APME	5,250	(368)	4,882	-	4,882	4,973	-	4,973
AMSSA	4,560	(449)	4,111	-	4,111	4,323	-	4,323
ENA	6,112	(288)	5,824	180	6,004	5,850	258	6,108
Revenue	25,760	(1,448)	24,312	180	24,492	19,306	258	19,564

Note: adjusting items in revenue are in respect of excise included in goods acquired from a third party under short-term arrangements and then passed on to customers. This is deemed as adjusting due to the distorting nature to revenue and operating margin.

The following table shows 2019 profit from operations and adjusted profit from operations at current rates, and 2019 adjusted profit from operations translated using 2018 rates of exchange. The 2018 figures are stated at the 2018 rates of exchange.

	2019					2018
	Adjusted* segment result Constant rates £m	Translation exchange £m	Adjusted* segment result Current rates £m	Adjusting* items £m	Segment result Current rates £m	Adjusted* segment result £m	Adjusting* items £m	Segment result £m

United States	4,798	238	5,036	(626)	4,410	4,511	(505)	4,006
APME	2,102	(43)	2,059	(306)	1,753	1,948	(90)	1,858
AMSSA	1,912	(70)	1,842	(638)	1,204	1,738	(194)	1,544
ENA	2,220	(27)	2,193	(544)	1,649	2,150	(245)	1,905
Profit from operations	11,032	98	11,130	(2,114)	9,016	10,347	(1,034)	9,313
Net finance costs	(1,466)	(56)	(1,522)	(80)	(1,602)	(1,385)	4	(1,381)
APME	463	7	470	25	495	384	32	416
ENA	3	-	3	-	3	3	-	3
Share of post-tax results of associates and joint ventures	466	7	473	25	498	387	32	419
Profit/(loss) before taxation	10,032	49	10,081	(2,169)	7,912	9,349	(998)	8,351
Taxation (charge)/credit on ordinary activities	(2,498)	(3)	(2,501)	438	(2,063)	(2,364)	223	(2,141)
Profit for the year					5,849			6,210

*

The adjustments to profit from operations, net finance costs, the Group’s share of the post-tax results of associates and joint ventures and taxation are explained in notes 3(e) to 3(h), note 4(b), note 5(a), and note 6(b), 6(d) and 6(e), respectively.

The following table shows 2018 profit from operations and adjusted profit from operations at current rates, and 2018 adjusted profit from operations translated using 2017 rates of exchange. The 2017 figures are stated at the 2017 rates.

	2018					2017
	Adjusted* segment result Constant rates £m	Translation exchange £m	Adjusted* segment result Current rates £m	Adjusting* items £m	Segment result Current rates £m	Adjusted* segment result £m	Adjusting* items £m	Segment result £m

United States	4,686	(175)	4,511	(505)	4,006	1,928	(763)	1,165
APME	2,099	(151)	1,948	(90)	1,858	2,049	(147)	1,902
AMSSA	1,922	(184)	1,738	(194)	1,544	1,782	(134)	1,648
ENA	2,217	(67)	2,150	(245)	1,905	2,170	(473)	1,697
Profit from operations	10,924	(577)	10,347	(1,034)	9,313	7,929	(1,517)	6,412
Net finance costs	(1,415)	30	(1,385)	4	(1,381)	(889)	(205)	(1,094)
United States	-	-	-	-	-	624	23,195	23,819
APME	417	(33)	384	32	416	384	29	413
ENA	3	-	3	-	3	4	(27)	(23)
Share of post-tax results of associates and joint ventures	420	(33)	387	32	419	1,012	23,197	24,209
Profit/(loss) before taxation	9,929	(580)	9,349	(998)	8,351	8,052	21,475	29,527
Taxation (charge)/credit on ordinary activities	(2,508)	144	(2,364)	223	(2,141)	(2,091)	10,220	8,129
Profit for the year					6,210			37,656

*

The adjustments to profit from operations, net finance costs, the Group’s share of the post-tax results of associates and joint ventures and taxation are explained in notes 3(e) to 3(h), note 4(b), note 5(a), and note 6(b), 6(d) and 6(e), respectively.

Adjusted profit from operations at constant rates of £11,032 million (2018: £10,924 million; 2017: £7,605 million) excludes certain depreciation, amortisation and impairment charges as explained in notes 3(e), 3(f) and 3(h). These are excluded from segmental profit from operations at constant rates as follows:

	2019					2018
	Adjusted depreciation, amortisation and impairment Constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment Current rates £m	Adjusting items £m	Depreciation, amortisation and impairment Current rates £m	Adjusted depreciation, amortisation and impairment £m	Adjusting items £m	Depreciation, amortisation and impairment £m

United States	249	9	258	391	649	154	289	443
APME	162	1	163	182	345	105	22	127
AMSSA	140	(3)	137	35	172	101	115	216
ENA	218	(2)	216	130	346	143	109	252
	769	5	774	738	1,512	503	535	1,038

	2018					2017
	Adjusted depreciation, amortisation and impairment Constant rates £m	Translation exchange £m	Adjusted depreciation, amortisation and impairment Current rates £m	Adjusting items £m	Depreciation, amortisation and impairment Current rates £m	Adjusted depreciation, amortisation and impairment £m	Adjusting items £m	Depreciation, amortisation and impairment £m

United States	158	(4)	154	289	443	59	116	175
APME	111	(6)	105	22	127	111	24	135
AMSSA	100	1	101	115	216	102	32	134
ENA	148	(5)	143	109	252	162	296	458
	517	(14)	503	535	1,038	434	468	902

Additional information by product category

Although the Group’s operations are managed on a Regional basis, additional information for revenue is provided based on product category as follows:

					2019			2018
	Adjusted Revenue Constant rates £m	Translation exchange £m	Adjusted Revenue Current rates £m	Adjusting items Current rates £m	Revenue Current rates £m	Adjusted Revenue £m	Adjusting items £m	Revenue £m

Combustibles	22,892	59	22,951	50	23,001	21,892	180	22,072
New Categories	1,214	41	1,255	-	1,255	917	-	917
Vapour	392	9	401	-	401	318	-	318
THP	693	35	728	-	728	565	-	565
Modern Oral	129	(3)	126	-	126	34	-	34
Traditional Oral	1,036	45	1,081	-	1,081	941	-	941
Other	541	(1)	540	-	540	562	-	562
Revenue	25,683	144	25,827	50	25,877	24,312	180	24,492

					2018			2017
	Adjusted Revenue Constant rates £m	Translation exchange £m	Adjusted Revenue Current rates £m	Adjusting items Current rates £m	Revenue Current rates £m	Adjusted Revenue £m	Adjusting items £m	Revenue £m

Combustibles	23,251	(1,359)	21,892	180	22,072	17,913	258	18,171
New Categories	937	(20)	917	-	917	385	-	385
Vapour	325	(7)	318	-	318	168	-	168
THP	576	(11)	565	-	565	202	-	202
Modern Oral	36	(2)	34	-	34	15	-	15
Traditional Oral	975	(34)	941	-	941	415	-	415
Other	597	(35)	562	-	562	593	-	593
Revenue	25,760	(1,448)	24,312	180	24,492	19,306	258	19,564

External revenue and non-current assets other than financial instruments, deferred tax assets and retirement benefit assets are analysed between the UK and all foreign countries at current rates of exchange as follows:

	United Kingdom			All foreign countries			Group

Revenue is based on location of sale	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2017 £m

External revenue	178	184	203	25,699	24,308	19,361	25,877	24,492	19,564

	United Kingdom		All foreign countries		Group
	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m

Intangible assets	492	529	118,295	123,484	118,787	124,013
Property, plant and equipment	333	404	5,185	4,762	5,518	5,166
Investments in associates and joint ventures	8	-	1,852	1,737	1,860	1,737

The consolidated results of RAI companies operating in the United States met the criteria for separate disclosure under the requirements of IFRS 8 Operating Segments. Revenue arising from the operations of RAI, inclusive of the sales made to fellow Group companies, in 2019, 2018 and in 2017 since the date of acquisition was £10,417 million, £9,506 million and £4,160 million, respectively. Non-current assets attributable to the operations of RAI were £109,186 million (2018: £113,935 million).

The main acquisitions comprising the goodwill balance of £44,316 million (2018: £46,163 million), included in intangible assets, are provided in note 8. Included in investments in associates and joint ventures are amounts of £1,794 million (2018: £1,682 million) attributable to the investment in ITC Ltd. Further information is provided in notes 5 and 10.

3 Profit from operations

Enumerated below are movements in costs that have impacted profit from operations in 2019, 2018 and 2017. These include changes in our underlying business performance, as well as the impact of adjusting items, as defined in note 1, in profit from operations (note 3(e) to 3(h)).

(a) Employee benefit costs

	2019 £m	2018 £m	2017 £m

Wages and salaries	2,651	2,463	2,131
Social security costs	223	207	216
Other pension and retirement benefit costs (note 11)	227	212	215
Share-based payments – equity and cash-settled (note 24)	120	123	117

	3,221	3,005	2,679

(b) Depreciation, amortisation and impairment costs

		2019 £m	2018 £m	2017 £m

Intangibles	- amortisation and impairment of trademarks and similar intangibles	508	377	383
	- amortisation and impairment of other intangibles	108	111	140
	- impairment of goodwill (note 3(h))	194	-	-
Property, plant and equipment	- depreciation and impairment	702	550	379

		1,512	1,038	902

Intangibles – amortisation and impairment

The acquisition of businesses has resulted in the capitalisation of certain trademarks and similar intangibles. The amortisation and impairment of these acquired trademarks and similar intangibles are charged to the income statement as adjusting, as explained in note 3(f).

Property, plant and equipment – depreciation and impairment

Included in depreciation and impairment of property, plant and equipment are:

-	Depreciation and impairment of right-of-use assets of £178 million (2018: £6 million; 2017: £5 million); and

-	Gains and losses recognised on the sale of property, plant and equipment.

Included in impairment of property, plant and equipment are impairment costs for obsolete machines in relation to downsizing and factory rationalisation mentioned in note 3(e). In 2018, the Group recognised an impairment charge of £110 million in respect of the operations in Venezuela mentioned in note 3(h).

With effect from 1 January 2018, cigarette making machinery within property, plant and equipment is depreciated at 5% per annum (previously, between 3% and 7% per annum). The impact of this change in accounting estimate is a net reduction in depreciation expense for 2018 of £53 million.

(c) Other operating expenses include:

	2019 £m	2018 £m	2017 £m

Research and development expenses (excluding employee benefit costs and depreciation)	126	105	80
Exchange differences	22	(15)	(6)
Hedge ineffectiveness within operating profit	(5)	(8)	-
Expense relating to short-team leases	16	-	-
Expenses relating to leases of low-value assets	1	-	-
Rent of plant and equipment (operating leases) – minimum lease payments	-	61	41
Rent of property (operating leases) – minimum lease payments	-	110	85

Auditor’s remuneration
Total expense for audit services pursuant to legislation:
– fees to KPMG LLP for Parent Company and Group audit	6.8	6.3	6.3
– fees to KPMG LLP firms and associates for local statutory and Group reporting audits	9.0	8.8	11.3

Total audit fees expense – KPMG LLP firms and associates	15.8	15.1	17.6

Audit fees expense to other firms	0.1	0.2	0.2

Total audit fees expense	15.9	15.3	17.8

Fees to KPMG LLP firms and associates for other services:
– audit-related assurance services	8.5	9.4	8.0
– other assurance services	0.5	0.3	4.1
– tax advisory services	-	-	-
– tax compliance	-	-	0.2
– audit of defined benefit schemes of the Company	0.4	0.4	-
– other non-audit services	-	-	-

	9.4	10.1	12.3

The total auditor’s remuneration to KPMG firms and associates included above are £25.2 million (2018: £25.2 million; 2017: £29.9 million).

During 2019, the Group incurred expenditure of £4.4 million (2018: £8.7 million; 2017: £nil million) within audit-related assurance services associated with the controls attestation of the Group’s compliance with Sarbanes-Oxley Section 404.

During 2017, the Group incurred additional expenditure with the Group’s auditor, as part of the acquisition of the remaining shares in RAI not previously owned. This was due to the Securities and Exchange Commission (SEC) registration requirements to re-audit 2015 and 2016 under Public Company Accounting Oversight Board (“PCAOB”) standards, to audit the purchase price allocation, to provide assurance services on the registration documents and to provide, amongst other things, assurance services with regards to the planned 2018 implementation of Sarbanes-Oxley Section 404. Accordingly, the following costs, related to the acquisition of RAI and treated as an adjusting item, were incurred within the respective categories: audit-related assurance service of £7.7 million and other assurance services of £3.5 million.

Under SEC regulations, the remuneration to KPMG firms and associates of £25.1 million in 2019 (2018: £25.2 million; 2017: £30.1 million) is required to be presented as follows: audit fees £24.7 million (2018: £24.7 million; 2017: £29.2 million), audit-related fees £0.4 million (2018: £0.4 million; 2017: £0.5 million), tax fees £nil million (2018: £nil million; 2017: £0.2 million) and all other fees £0.1 million (2018: £0.1 million; 2017: £0.2 million).

Total research and development costs including employee benefit costs and depreciation are £376 million (2018: £258 million; 2017: £191 million). Included in the 2019 research and development costs is £65 million of costs primarily related to packages in respect of employee benefit reductions as part of the Group’s 2019 restructuring initiative (Quantum), as discussed in note 3(e).

(d) Master Settlement Agreement

In 1998, the major US cigarette manufacturers (including the R.J. Reynolds Tobacco Company, Lorillard and Brown & Williamson, businesses which are now part of the RAI Group) entered into the Master Settlement Agreement (MSA) with attorneys general representing most US states and territories. The MSA imposes a perpetual stream of future payment obligations on the major US cigarette manufacturers. The amounts of money that the participating manufacturers are required to annually contribute are based upon, amongst other things, the volume of cigarettes sold and market share (based on cigarette shipments in that year).

During 2012, R.J. Reynolds Tobacco Company, Santa Fe Natural Tobacco Company (SFNTC), various other tobacco manufacturers, 17 states, the District of Columbia and Puerto Rico reached an agreement related to the Non-Participating Manufacturer (NPM) adjustment under the MSA and three more states joined the agreement in 2013. Under this agreement, R.J. Reynolds Tobacco Company has received credits of more than US$1 billion, in respect of its Non-Participating Manufacturer (NPM) Adjustment claims related to the period from 2003 to 2012. These credits have been applied against the companies’ MSA payments over a period of five years from 2013, subject to, and dependent upon, meeting the various ongoing performance obligations. During 2014, two additional states agreed to settle NPM disputes related to claims for the period 2003 to 2012. R.J. Reynolds Tobacco Company has received US$170 million in credits, which has been applied over a five-year period from 2014. During 2015, another state agreed to settle NPM disputes related to claims for the period 2004 to 2014. R.J. Reynolds Tobacco Company has received US$285 million in credits, which will be applied over a four-year period from 2016. During 2016, no additional states agreed to settle NPM disputes. During 2017, two more states agreed to settle NPM disputes related to claims for the period 2004 to 2014. It is estimated that R.J. Reynolds Tobacco Company will receive US$61 million in credits, which will be applied over a five-year period from 2017. During 2018, nine more states agreed to settle NPM disputes related to claims for the period 2004 to 2019, with an option through 2022, subject to certain conditions. It is estimated that R.J. Reynolds Tobacco Company will receive US$182 million in credits for settled periods through 2017, which will be applied over a five-year period from 2018. Also, in 2018, one additional state agreed to settle NPM disputes related to claims for the period 2004 to 2024, subject to certain conditions. It is estimated that R.J. Reynolds Tobacco Company will receive US$205 million in credits for settled periods through 2017, which will be applied over a five-year period from 2019. Credits in respect of future years’ payments and the NPM Adjustment claims would be accounted for in the applicable year and will not be treated as adjusting items. Only credits in respect of prior year payments are included as adjusting items.

The BAT Group is subject to substantial payment obligations under the MSA and the state settlement agreements with the states of Mississippi, Florida, Texas and Minnesota (such settlement agreements, collectively State Settlement Agreements). RAl’s operating subsidiaries’ expenses and payments under the MSA and the State Settlement Agreements for 2019 amounted to US$2,762 million (2018: US$2,741 million; 2017: US$2,856 million) in respect of settlement expenses and US$2,918 million (2018: US$917 million; 2017: US$4,612 million) in respect of settlement cash payments.

(e) Restructuring and integration costs

Restructuring costs reflect the costs incurred as a result of initiatives to improve the effectiveness and the efficiency of the Group as a globally integrated enterprise, including the relevant operating costs of implementing the operating model. These costs represent additional expenses incurred, which are not related to the normal business and day-to-day activities.

The operating model includes revised organisation structures, standardised processes and shared back office services underpinned by a global single instance of SAP. These initiatives also include a review of the Group’s manufacturing operations, supply chain, overheads and indirect costs, organisational structure and systems and software used.

The costs of the Group’s initiatives together with the costs of integrating acquired businesses into existing operations, including acquisition costs, are included in profit from operations under the following headings:

	2019 £m	2018 £m	2017 £m

Employee benefit costs	364	176	193
Depreciation, amortisation and impairment costs	63	48	85
Other operating expenses	145	145	330
Other operating income	(7)	(6)	(8)

	565	363	600

The adjusting charge in 2019 relates to the ongoing restructuring costs associated with the implementation of revisions to the Group’s operating model. These costs are mainly in relation to a programme, known as Quantum, to simplify the business and create a more efficient, agile and focused company. This includes the cost of packages in respect of permanent headcount reduction and permanent employee benefit reductions in the Group. The costs also cover the downsizing and factory rationalisation activities in Germany, Russia and APME. Included in other operating income are amounts related to cash and reversal of deferred consideration associated with the acquisition of TDR d.o.o. (TDR) (note 23).

Restructuring and integration costs in 2018 include integration costs associated with the acquisition of RAI and ongoing costs of implementing the revisions to the Group’s operating model. This includes the cost of packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover downsizing activities in Russia, Germany and APME. Included in other operating income are gains from the sale of land and buildings in the Netherlands.

Restructuring and integration costs in 2017 include adviser fees and costs incurred related to the acquisition of the remaining shares in RAI not already owned by the Group, that completed on 25 July 2017 (note 23). It also includes the implementation of a new operating model and the cost of redundancy packages in respect of permanent headcount reductions and permanent employee benefit reductions in the Group. The costs also cover integration costs incurred as a result of the RAI acquisition, factory closure and downsizing activities in Germany and Malaysia, certain exit costs and asset write-offs related to the withdrawal from the Philippines. Included in other operating income are gains from the sale of land and buildings in Brazil.

(f) Amortisation and impairment of trademarks and similar intangibles

Acquisitions including RAI, TDR d.o.o. (TDR) and Skandinavisk Tobakskompagni (ST) in previous years, have resulted in the capitalisation of trademarks and similar intangibles which are amortised over their expected useful lives, which do not exceed 20 years. The amortisation and impairment charge of £481 million (2018: £377 million; 2017: £383 million) is charged as adjusting and included in depreciation, amortisation and impairment costs in the income statement. In 2019, the Group incurred an impairment charge of £129 million, primarily related to a partial impairment of the Kodiak brand, as explained in note 8(c).

(g) Fox River

As explained in note 27, a Group subsidiary has certain liabilities in respect of indemnities given on the purchase and disposal of former businesses in the United States and, in 2011, the subsidiary provided £274 million in respect of claims in relation to environmental clean-up costs of the Fox River.

On 30 September 2014, a Group subsidiary, NCR, Appvion and Windward Prospects entered into a Funding Agreement with regard to the costs for the clean-up of Fox River.

In January 2017, NCR and Appvion entered into a consent decree with the US Government to resolve how the remaining clean-up will be funded and to resolve further outstanding claims between them. The Consent Decree was approved by a US District Judge in August 2017. The US Government enforcement action against NCR was terminated as a result of that order and contribution claims from the Potentially Responsible Parties (“PRPs”) against NCR were dismissed. On 4 January 2019, the US Government, P. H. Glatfelter and Georgia-Pacific (the remaining Fox River PRPs) sought approval for a separate Consent Decree to bring an end to all litigation concerning the Fox River clean-up. This Consent Decree was approved by the District Court of the Eastern District of Wisconsin on 14 March 2019 and concludes all existing litigation on the Fox River.

In July 2016, the High Court ruled in a Group subsidiary’s favour that a dividend of €135 million paid by Windward to Sequana in May 2009 was a transaction made with the intention of putting assets beyond the reach of the Group subsidiary and of negatively impacting its interests. On 10 February 2017, further to a hearing in January 2017 to determine the relief due, the

Court found in the Group subsidiary’s favour, ordering that Sequana must pay an amount up to the full value of the dividend plus interest which equates to around US$185 million, related to past and future clean-up costs. The Court granted all parties leave to appeal and Sequana a stay in respect of the above payments. In June 2018, the Court of Appeal heard arguments in the Sequana Claims Appeal (as defined in note 27). On 6 February 2019, the Court of Appeal gave judgment upholding the High Court’s findings, with one immaterial change to the method of calculating the damages awarded. Sequana therefore remains liable to pay the above mentioned dividend. Due to the uncertain outcome of the case no asset has been recognised in relation to this ruling. In February 2017, Sequana entered into a process in France seeking court protection (the “Sauvegarde”), exiting the Sauvegarde in June 2017. On 7 March 2019, Sequana announced that it was unable to pay its debts and that it had applied to convert the Sauvegarde into “redressement judiciaire”, a form of insolvent receivership. On 15 May 2019, the Nanterre Commercial Court made an order placing Sequana into formal liquidation proceedings (“liquidation judiciaire”). No payments have been received.

The provision is £73 million at 31 December 2019 (2018: £108 million). Based on the Funding Agreement, £35 million has been paid in 2019, which includes legal costs of £3 million (2018: £30 million, including legal costs of £5 million; 2017: £25 million, including legal costs of £7 million).

(h) Other adjusting items

Included within ‘other operating expenses’

In 2019, the Group incurred £874 million (2018: £294 million; 2017: £69 million) of other adjusting items which have been adjusted within ‘other operating expenses’. The charge in 2019 includes £436 million in respect of the Quebec class actions as explained in note 27.

On 12 August 2019, the Russian tax authority issued a final audit report to JSC British American Tobacco-SPb (BAT SpB) related to the application of legislation introduced in 2017 that prospectively limited the amount of production that could take place prior to excise tax increases, without being subject to higher excise tax rates. The Final audit report seeks to retrospectively apply the legislation to the years 2015 to 2017. On 13 September 2019, BAT SpB submitted an appeal to the Federal Tax Services (FTS) objecting to the findings which was discussed in October 2019. The FTS accepted some of BAT SpB’s arguments and, on 27 January 2020, a final claim was issued by the FTS. As a consequence, the Group recognised a charge of £202 million included in other adjusting items. The Group also recognised an interest charge of £50 million (note 4(b)).

Also included in 2019 are £236 million (2018: £178 million) of litigation costs which includes the Engle progeny litigation.

In 2017, the Group impaired £69 million of certain assets related to a third-party distributor (Agrokor) in Croatia. This has been adjusted within ‘other operating expenses’.

Included within ‘Changes in inventories of finished goods and work in progress’

In 2017, the release of the fair value acquisition accounting adjustments to finished goods inventories of £465 million on the RAI acquisition has been adjusted within ‘Changes in inventories of finished goods and work in progress’.

Included within ‘depreciation, amortisation and impairment’

During 2019, the Group impaired the goodwill arising from the Bentoel acquisition, amounting to £172 million, goodwill arising from the VapeWild acquisition of £12 million and goodwill arising from the Highendsmoke acquisition of £10 million as explained in note 8.

In 2018, the European Securities and Markets Authority (ESMA) recognised the specific issues related to Venezuela and proposed that companies with exposure to Venezuela use an ‘estimated’ exchange rate rather than the official exchange rate, as otherwise required under IAS 21. Accordingly, the Group has used an exchange rate calculated with reference to the estimated inflation since the latest dividend payment in 2010. In addition, the net assets of the Group’s Venezuelan operations are subject to accounting adjustments IAS 29 Financial Reporting in Hyperinflationary Economies, as they are revalued, for accounting purposes, from their acquisition date to the balance sheet date. However, management believes that such a revaluation is not reflective of the recoverable value of those assets and have incurred an impairment charge of £110 million. This charge has been treated as an adjusting item as it does not reflect the underlying performance of the Group. The Group has also recognised a gain of £45 million within net finance costs (note 4(b)), being the partial counter-party to the above non-monetary asset movement, generating a monetary gain due to hyperinflation accounting under IAS 29.

(i) Other operating income

Other operating income comprises income that is associated with the Group’s normal activities, but which falls outside the definition of turnover and includes one-off capital profits on property sales and one-off disposals of fixed assets.

In 2019, as explained in note 27, the Group recognised £86 million in respect of a tax case in Brazil. In addition, as discussed in note 3(e) above, certain items of operating income have been incurred as part of the Group’s restructuring and integration activities.

4 Net finance costs

(a) Net finance costs/(income)

	2019 £m	2018 £m	2017 £m

Interest expense	1,676	1,592	1,079
Interest expense on lease liabilities	32	1	2
Facility fees	10	13	13
Interest related to adjusting tax payables (note 4(b))	80	41	43
Acquisition of RAI (note 4(b))	-	-	153
Fair value changes on derivative financial instruments and hedged items	367	(154)	(149)
Hedge ineffectiveness (note 4(b))	-	-	9
Venezuela hyperinflation (note 4(b))	-	(45)	-
Exchange differences on financial liabilities	(353)	36	47

Finance costs	1,812	1,484	1,197

Interest under the effective interest method	(84)	(68)	(83)
Dividend income	-	-	(1)
Exchange differences on financial assets	(126)	(35)	(19)

Finance income	(210)	(103)	(103)

Net finance costs	1,602	1,381	1,094

The Group manages foreign exchange gains and losses and fair value changes on a net basis excluding adjusting items, which are explained in note 4(b). The derivatives that generate the fair value changes are explained in note 15.

Facility fees principally relate to the Group’s central banking facilities.

(b) Adjusting items included in net finance costs

Adjusting items are significant items in net finance costs which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance.

In 2019, the Group incurred interest on adjusting tax payables of £80 million (2018: £41 million; 2017: £43 million). This included interest of £28 million (2018: £25 million; 2017: £25 million) in relation to the Franked Investment Income Group Litigation Order (FII GLO) (note 6(b)) and interest of £50 million (2018: £nil; 2017: £nil) in respect of the Russia excise dispute (note 3(h)).

In 2018, the Group recognised a monetary gain of £45 million related to the application of hyperinflationary accounting in Venezuela (note 3(h)).

In 2017, the Group incurred pre-financing costs related to the acquisition of RAI of £153 million.

Also in 2017, the Group realised a £9 million charge in relation to the reversal of a gain recognised in 2016, related to hedge ineffectiveness on external swaps following the referendum regarding ‘Brexit’. These amounts were deemed to be adjusting as it is not representative of the underlying performance of the business.

5 Associates and joint ventures

	2019		2018		2017
	Total £m	Group’s share £m	Total £m	Group’s share £m	Total £m	Group’s share £m

Revenue	7,581	2,158	7,235	2,058	14,085	4,794
Profit from operations*	2,386	704	2,128	630	4,342	24,854
Net finance costs	(7)	(2)	(8)	(3)	(279)	(116)
Profit on ordinary activities before taxation	2,379	702	2,120	627	4,063	24,738
Taxation on ordinary activities	(666)	(196)	(678)	(201)	(1,441)	(522)
Profit on ordinary activities after taxation	1,713	506	1,442	426	2,622	24,216
Non-controlling interests	(27)	(8)	(24)	(7)	(22)	(7)
Post-tax results of associates and joint ventures	1,686	498	1,418	419	2,600	24,209
The post-tax results above include:
– issue of shares and change in shareholding	86	25	75	22	98	29
– gain on deemed divestment of RAI	-	-	-	-	-	23,288
– other	-	-	35	10	(283)	(120)

*	The gain on deemed divestment of RAI is recognised in the Group’s share of associates profit from operations.

Enumerated below are movements that have impacted the post-tax results of associates and joint ventures in 2019, 2018 and 2017.

(a) Adjusting items

In 2019, the Group’s interest in ITC Ltd. (ITC) decreased from 29.57% to 29.46% (2018: 29.71% to 29.57%; 2017: 29.89% to 29.71%) as a result of ITC issuing ordinary shares under the ITC Employee Share Option Scheme. The issue of these shares and change in the Group’s share of ITC resulted in a gain of £25 million (2018: £22 million; 2017: £29 million), which is treated as a deemed partial disposal and included in the income statement.

In 2018, ITC has also recognised an adjusting gain in respect of the release of certain provisions related to a tax claim, the Group’s share of which was £10 million.

On 25 July 2017, the Group announced the completion of the acquisition of the 57.8% of RAI the Group did not already own. As at this date RAI ceased to be reported as an associate and has become a fully owned subsidiary. Accordingly, as at that date, the Group was deemed to divest its investment in RAI as an associate and consolidated RAI in accordance with IFRS 10 Consolidated Financial Statements. This resulted in a gain of £23,288 million that has been reported in the Group’s share of post-tax results of associates and joint ventures.

In 2017, due to a deterioration in the financial performance of Tisak d.d. (Tisak), linked to the financial difficulties associated with a third-party distributor (Agrokor) in Croatia, the Group impaired the carrying value of this investment. This resulted in a charge of £27 million to the income statement that has been reported as an ‘other’ adjusting item.

In 2017, RAI recognised, prior to acquisition by the Group, the following amounts in ‘other’: transaction costs associated with the acquisition by the Group of US$125 million, the Group’s share of which is £33 million (net of tax), deferred tax charges in respect of temporary differences on trademarks of US$51 million, the Group’s share of which is £18 million, restructuring charges of US$79 million, the Group’s share of which is £14 million (net of tax) and costs in respect of a number of Engle progeny lawsuits and other tobacco litigation charges that amounted to US$162 million, the Group’s share of which is £32 million (net of tax). Additionally, there is income of US$17 million related to the Non-Participating Manufacturer (NPM) Adjustment claims of the states no longer challenging the findings of non-diligence entered against them by an Arbitration Panel, the Group’s share of which is £4 million (net of tax).

(b) Master Settlement Agreement

For information on the Master Settlement Agreement applicable to RAI as an associate for the period up to and including 24 July 2017 (note 3(d)).

(c) Other financial information

The Group’s share of the results of associates and joint ventures is shown in the table below.

	2019	2018	2017
	Group’s share £m	Group’s share £m	Group’s share £m

Profit on ordinary activities after taxation
– attributable to owners of the Parent	498	419	24,209
Other comprehensive income:
Items that may be reclassified to profit & loss	(115)	(38)	(918)
Items that will not be reclassified to profit & loss	7	6	25

Total comprehensive income	390	387	23,316

Summarised financial information of the Group’s associates and joint ventures is shown below.

	2019
	ITC £m	Others £m	Total £m

Revenue	5,556	2,025	7,581
Profit on ordinary activities before taxation	2,322	57	2,379
Post-tax results of associates and joint ventures	1,646	40	1,686
Other comprehensive income	(365)	-	(365)

Total comprehensive income	1,281	40	1,321

	2018
	ITC £m	Others £m	Total £m

Revenue	5,072	2,163	7,235

Profit on ordinary activities before taxation	2,059	61	2,120

Post-tax results of associates and joint ventures	1,373	45	1,418
Other comprehensive income	(110)	-	(110)

Total comprehensive income	1,263	45	1,308

	2017
	RAI* £m	ITC £m	Others £m	Total £m

Revenue	5,525	6,607	1,953	14,085

Profit on ordinary activities before taxation	2,017	2,054	(8)	4,063

Post-tax results of associates and joint ventures	1,261	1,362	(23)	2,600
Other comprehensive income	(595)	(135)	(8)	(738)

Total comprehensive income	666	1,227	(31)	1,862

*	The information presented above for RAI is for the period from 1 January 2017 up to and including 24 July 2017 (see note 23).

6 Taxation on ordinary activities

(a) Summary of taxation on ordinary activities

	2019 £m	2018 £m	2017 £m

UK corporation tax	8	60	26

Comprising:
– current year tax expense	41	66	26
– adjustments in respect of prior periods	(33)	(6)	-

Overseas tax	2,047	2,455	1,617

Comprising:
– current year tax expense	2,074	2,460	1,615
– adjustments in respect of prior periods	(27)	(5)	2

Total current tax	2,055	2,515	1,643
Deferred tax	8	(374)	(9,772)

Comprising:
– deferred tax relating to origination and reversal of temporary differences	55	(304)	(152)
– deferred tax relating to changes in tax rates	(47)	(70)	(9,620)

	2,063	2,141	(8,129)

(b) Franked Investment Income Group Litigation Order

The Group is the principal test claimant in an action in the United Kingdom against HM Revenue and Customs (HMRC) in the Franked Investment Income Group Litigation Order (FII GLO). There are 25 corporate groups in the FII GLO. The case concerns the treatment for UK corporate tax purposes of profits earned overseas and distributed to the UK.

The original claim was filed in 2003. The trial of the claim was split broadly into issues of liability and quantification. The main liability issues were heard by the High Court, Court of Appeal and Supreme Court in the UK and the European Court of Justice in the period to November 2012. The detailed technical issues of the quantification mechanics of the claim were heard by the High Court during May and June 2014 and the judgment handed down on 18 December 2014. The High Court determined that in respect of issues concerning the calculation of unlawfully charged corporation tax and advance corporation tax, the law of restitution including the defence on change of position and questions concerning the calculation of overpaid interest, the approach of the Group was broadly preferred. The conclusion reached by the High Court would, if upheld, produce an estimated receivable of £1.2 billion for the Group. Appeals on a majority of the issues were made to the Court of Appeal, which heard the arguments in June 2016. The Court of Appeal determined in November 2016 on the majority of issues that the conclusion reached by the High Court should be upheld. The Supreme Court has notified the parties in the FII GLO that the outstanding appeal issues will be heard in two separate trials in 2020. In July 2018, the Supreme Court handed down its judgment in the Prudential Assurance Company Ltd case, which is closely related to the FII GLO. Applying the Prudential judgment reduces the value of the FII claim to approximately £0.6 billion, mainly as the result of the application of simple interest.

During 2015, HMRC paid to the Group a gross amount of £1,224 million in two separate payments. The payments made by HMRC have been made without any admission of liability and are subject to refund were HMRC to succeed on appeal. The second payment in November 2015 followed the introduction of a new 45% tax on the interest component of restitution claims against HMRC. HMRC held back £261 million from the second payment contending that it represents the new 45% tax on that payment, leading to total cash received by the Group of £963 million. Actions challenging the legality of the withholding of the 45% tax have been lodged by the Group. The First Tier Tribunal found in favour of HMRC in July 2017 and the Group’s appeal to the Upper Tribunal was heard in July 2018 and judgment has not yet been handed down.

Due to the uncertainty of the amounts and eventual outcome the Group has not recognised any impact in the Income Statement in the current or prior period. The receipt, net of the deduction by HMRC, is held as deferred income as disclosed in note 21. Any future recognition as income will be treated as an adjusting item, due to the size of the amount, with interest of £28 million for the 12 months to 31 December 2019 (2018: £25 million; 2017: £25 million) accruing on the balance, which was also treated as an adjusting item.

(c) Factors affecting the taxation charge

The taxation charge differs from the standard 19% (2018: 19%; 2017: 19%) rate of corporation tax in the UK. The major causes of this difference are listed below:

	2019		2018		2017
	£m	%	£m	%	£m	%

Profit before tax	7,912		8,351		29,527
Less: share of post-tax results of associates and joint ventures (see note 5)	(498)		(419)		(24,209)
	7,414		7,932		5,318
Tax at 19% (2018 and 2017: 19%) on the above	1,409	19.0	1,507	19.0	1,010	19.0
Factors affecting the tax rate:
Tax at standard rates other than UK corporation tax rate	353	4.8	384	4.8	389	7.3
Other national tax charges	147	2.0	204	2.6	119	2.2
Permanent differences	122	1.6	7	0.1	40	0.8
Overseas tax on distributions	-	-	-	-	25	0.5
Overseas withholding taxes	106	1.4	155	1.9	191	3.6
Double taxation relief on UK profits	(29)	(0.4)	(35)	(0.4)	(29)	(0.5)
Unutilised/(utilised) tax losses	16	0.2	5	0.1	(38)	(0.7)
Adjustments in respect of prior periods	(60)	(0.8)	(11)	(0.1)	2	0.0
Deferred tax relating to changes in tax rates	(47)	(0.6)	(70)	(0.9)	(9,620)	(180.9)
Deemed US repatriation tax	-	-	-	-	34	0.6
Release of deferred tax on unremitted earnings of associates	-	-	-	-	(180)	(3.4)
Additional net deferred tax charges/(credits)	46	0.6	(5)	(0.1)	(72)	(1.4)
	2,063	27.8	2,141	27.0	(8,129)	(152.9)

(d) Adjusting items included in taxation

In 2019, adjusting items in taxation total a credit of £65 million relating primarily to changes in US state tax rates, relating to the revaluation of deferred tax liabilities arising on trademarks recognised in the RAI acquisition in 2017.

In 2018, adjusting items in taxation relate to a £79 million credit due to changes in US state tax rates in the period, relating to the revaluation of deferred tax liabilities arising on trademarks recognised in the RAI acquisition in 2017, and a £55 million charge related to retrospective guidance issued by a tax authority in the ENA region regarding the application of withholding tax (WHT) between 2015 and 2017.

On 22 December 2017, the United States Government enacted comprehensive tax legislation which, among other things, changed the Federal tax rate to 21% from 1 January 2018. This revised rate has been used to revalue net deferred tax liabilities in the United States, leading to a credit to the income statement of £9,620 million. The net deferred tax liabilities largely relate to the difference in tax value versus the fair market value of trademarks accounted for under IFRS as part of the RAI acquisition. The legislation also imposed a one-time deemed repatriation tax on accumulated foreign earnings. The impact of the repatriation tax, less foreign tax credits, was £34 million. IFRS also requires entities to provide deferred taxation on the undistributed earnings of associates and joint ventures. From the date of the acquisition of the remaining shares in RAI not already owned by the Group, the Group has consolidated the results of RAI as a wholly-owned subsidiary and as such the deferred tax liability of £180 million on unremitted earnings of RAI as an associate was released to the income statement in 2017.

(e) Tax on adjusting items

In addition, the tax on adjusting items, separated between the different categories, as per note 7, amounted to £373 million (2018: £199 million; 2017: £454 million). The adjustment to the adjusted earnings per share (note 7) also includes £17 million (2018: £6 million; 2017: £4 million) in respect of the non-controlling interests’ share of the adjusting items net of tax.

(f) Tax on items recognised directly in other comprehensive income

	2019 £m	2018 £m	2017 £m

Current tax	(7)	(8)	(4)
Deferred tax	138	(7)	(133)

Credited/(charged) to other comprehensive income	131	(15)	(137)

The tax relating to each component of other comprehensive income is disclosed in note 18.

7 Earnings per share

	2019			2018			2017
	Earnings £m	Weighted average number of shares m	Earnings per share pence	Earnings £m	Weighted average number of shares m	Earnings per share pence	Earnings £m	Weighted average number of shares m	Earnings per share pence

Basic earnings per share (ordinary shares of 25p each)	5,704	2,284	249.7	6,032	2,285	264.0	37,485	2,044	1,833.9
Share options	-	7	(0.7)	-	7	(0.8)	-	7	(6.3)
Diluted earnings per share	5,704	2,291	249.0	6,032	2,292	263.2	37,485	2,051	1,827.6

Adjusted earnings per share calculation

Earnings have been affected by a number of adjusting items, which are described in notes 3 to 6. Adjusting items are significant items in the profit from operations, net finance costs, taxation and the Group’s share of the post-tax results of associates and joint ventures which individually or, if of a similar type, in aggregate, are relevant to an understanding of the Group’s underlying financial performance. The Group believes that these items are useful to users of the Group financial statements in helping them to understand the underlying business performance. To illustrate the impact of these items, an adjusted earnings per share calculation is shown below.

			Basic
			2019		2018		2017
	Notes		Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Basic earnings per share			5,704	249.7	6,032	264.0	37,485	1,833.9
Effect of restructuring and integration costs	3	(e)	565	24.7	363	15.9	600	29.4
Tax and non-controlling interests on restructuring and integration costs			(101)	(4.4)	(83)	(3.6)	(133)	(6.5)
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	3	(f),(h)	675	29.6	377	16.5	383	18.7
Tax and non-controlling interests on amortisation and impairment of goodwill, trademarks and similar intangibles			(115)	(5.0)	(78)	(3.4)	(90)	(4.4)
Effect of associates’ adjusting items net of tax	5	(a)	(25)	(1.1)	(32)	(1.4)	(23,197)	(1,134.9)
Effect of Quebec class action	3	(h)	436	19.1	-	-	-	-
Tax on Quebec class action			(124)	(5.4)	-	-	-	-
Effect of Russia excise dispute	3	(h)	202	8.9	-	-	-	-
Tax on Russia excise dispute			(16)	(0.7)	-	-	-	-
Effect of hyperinflation on Venezuela retained earnings	3	(h),4(b)	-	-	65	2.8	-	-
Other adjusting items	3	(h)	236	10.3	184	8.0	534	26.1
Tax effect on other adjusting items			(50)	(2.2)	(44)	(1.9)	(184)	(8.9)
Deferred tax relating to changes in tax rates	6		(49)	(2.2)	(79)	(3.5)	(9,586)	(469.0)
Release of deferred tax on unremitted earnings from associates	6	(d)	-	-	-	-	(180)	(8.8)
Effect of interest on FII GLO settlement and other	4	(b)	80	3.5	41	1.8	43	2.1
Effect of retrospective guidance on WHT	6	(d)	-	-	55	2.4	-	-
Effect of adjusting finance costs in relation to acquisition of RAI	4	(b)	-	-	-	-	153	7.5
Tax effect of adjusting finance costs in relation to acquisition of RAI			-	-	-	-	(49)	(2.4)
Effect of hedge ineffectiveness	4	(b)	-	-	-	-	9	0.4
Tax effect on hedge ineffectiveness			-	-	-	-	(2)	(0.1)
Adjusted earnings per share (basic)			7,418	324.8	6,801	297.6	5,786	283.1

			Diluted
			2019		2018		2017
	Notes		Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Diluted earnings per share			5,704	249.0	6,032	263.2	37,485	1,827.6
Effect of restructuring and integration costs	3	(e)	565	24.7	363	15.8	600	29.3
Tax and non-controlling interests on restructuring and integration costs			(101)	(4.4)	(83)	(3.6)	(133)	(6.5)
Effect of amortisation and impairment of goodwill, trademarks and similar intangibles	3	(f),(h)	675	29.5	377	16.4	383	18.7
Tax and non-controlling interests on amortisation and impairment of goodwill, trademarks and similar intangibles			(115)	(5.0)	(78)	(3.4)	(90)	(4.4)
Effect of associates’ adjusting items net of tax	5	(a)	(25)	(1.1)	(32)	(1.4)	(23,197)	(1,131.0)
Effect of Quebec class action	3	(h)	436	19.0	-	-	-	-
Tax on Quebec class action			(124)	(5.4)	-	-	-	-
Effect of Russia excise dispute	3	(h)	202	8.8	-	-	-	-
Tax on Russia excise dispute			(16)	(0.7)	-	-	-	-
Effect of hyperinflation on Venezuela retained earnings	3	(h),4(b)	-	-	65	2.8	-	-
Other adjusting items	3	(h)	236	10.3	184	8.0	534	26.0
Tax effect on other adjusting items			(50)	(2.2)	(44)	(1.9)	(184)	(8.9)
Deferred tax relating to changes in tax rates	6		(49)	(2.2)	(79)	(3.4)	(9,586)	(467.4)
Release of deferred tax on unremitted earnings from associates	6	(d)	-	-	-	-	(180)	(8.8)
Effect of interest on FII GLO settlement and other	4	(b)	80	3.5	41	1.8	43	2.1
Effect of retrospective guidance on WHT	6	(d)	-	-	55	2.4	-	-
Effect of adjusting finance costs in relation to acquisition of RAI	4	(b)	-	-	-	-	153	7.5
Tax effect of adjusting finance costs in relation to acquisition of RAI			-	-	-	-	(49)	(2.4)
Effect of hedge ineffectiveness	4	(b)	-	-	-	-	9	0.4
Tax effect on hedge ineffectiveness			-	-	-	-	(2)	(0.1)
Adjusted earnings per share (diluted)			7,418	323.8	6,801	296.7	5,786	282.1

Headline earnings per share as required by the JSE Limited

The presentation of headline earnings per share, as an alternative measure of earnings per share, is mandated under the JSE Listing Requirements. It is calculated in accordance with Circular 1/2019 ‘Headline Earnings’, as issued by the South African Institute of Chartered Accountants.

	Basic
	2019		2018		2017
	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Basic earnings per share	5,704	249.7	6,032	264.0	37,485	1,833.9
Effect of impairment of intangibles, property, plant and equipment and assets held-for-sale	518	22.7	238	10.3	179	8.7
Tax and non-controlling interests on impairment of intangibles and property, plant and equipment	(79)	(3.5)	(65)	(2.8)	(35)	(1.7)
Effect of losses/(gains) on disposal of property, plant and equipment and held-for-sale assets	7	0.3	(11)	(0.5)	(48)	(2.3)
Tax and non-controlling interests on disposal of property, plant and equipment and held-for-sale assets	(1)	-	4	0.2	13	0.6
Effect of gains on disposal of businesses, non-current investments and brands	-	-	(10)	(0.4)	-	-
Tax on gains on disposal of businesses, non-current investments and brands	-	-	2	0.1	-	-
Gain on deemed disposal of RAI associate	-	-	-	-	(23,288)	(1,139.3)
Write-off of investment in associate	-	-	-	-	27	1.3
Issue of shares and change in shareholding in associate	(25)	(1.1)	(22)	(1.0)	(29)	(1.4)
Headline earnings per share (basic)	6,124	268.1	6,168	269.9	14,304	699.8

	Diluted
	2019		2018		2017
	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence	Earnings £m	Earnings per share pence

Diluted earnings per share	5,704	249.0	6,032	263.2	37,485	1,827.6
Effect of impairment of intangibles, property, plant and equipment and assets held-for-sale	518	22.5	238	10.3	179	8.6
Tax and non-controlling interests on impairment of intangibles and property, plant and equipment	(79)	(3.4)	(65)	(2.8)	(35)	(1.7)
Effect of losses/(gains) on disposal of property, plant and equipment and held-for-sale assets	7	0.3	(11)	(0.5)	(48)	(2.3)
Tax and non-controlling interests on disposal of property, plant and equipment and held-for-sale assets	(1)	-	4	0.2	13	0.6
Effect of gains on disposal of businesses, non-current investments and brands	-	-	(10)	(0.4)	-	-
Tax on gains on disposal of businesses, non-current investments and brands	-	-	2	0.1	-	-
Gain on deemed disposal of RAI associate	-	-	-	-	(23,288)	(1,135.4)
Write-off of investment in associate	-	-	-	-	27	1.3
Issue of shares and change in shareholding in associate	(25)	(1.1)	(22)	(1.0)	(29)	(1.4)
Headline earnings per share (diluted)	6,124	267.3	6,168	269.1	14,304	697.3

8 Intangible assets

(a) Overview of intangible assets

	2019
	Goodwill £m	Computer software £m	Trademarks and similar intangibles £m	Assets in the course of development £m	Total £m

1 January
Cost	46,163	1,101	78,736	125	126,125
Accumulated amortisation and impairment		(698)	(1,414)		(2,112)
Net book value at 1 January	46,163	403	77,322	125	124,013

Differences on exchange	(1,676)	(2)	(2,976)	-	(4,654)

Additions
– internal development	-	-	-	148	148
– acquisitions (note 23)	23	-	54	-	77
– separately acquired	-	-	7	6	13
Reallocations	-	134	30	(164)	-
Amortisation charge	-	(105)	(361)	-	(466)
Impairment	(194)	(3)	(147)	-	(344)
31 December
Cost	44,316	1,207	75,726	115	121,364
Accumulated amortisation and impairment		(780)	(1,797)		(2,577)

Net book value at 31 December	44,316	427	73,929	115	118,787

	2018
	Goodwill £m	Computer software £m	Trademarks and similar intangibles £m	Assets in the course of development £m	Total £m
1 January
Cost	44,147	1,119	74,136	71	119,473
Accumulated amortisation and impairment		(672)	(1,016)		(1,688)

Net book value at 1 January	44,147	447	73,120	71	117,785

Differences on exchange	2,024	-	4,483		6,507
Additions
– internal development	-	-	-	120	120
– acquisitions (note 23)	14	-	13	-	27
– separately acquired	-	-	62	-	62
Reallocations	(22)	58	30	(66)	-
Amortisation charge	-	(102)	(342)	-	(444)
Impairment	-	-	(44)	-	(44)
31 December
Cost	46,163	1,101	78,736	125	126,125
Accumulated amortisation and impairment		(698)	(1,414)		(2,112)

Net book value at 31 December	46,163	403	77,322	125	124,013

(b) Goodwill

Goodwill of £44,316 million (2018: £46,163 million) is included in intangible assets in the balance sheet of which the following are the significant acquisitions: RAI £33,761 million (2018: £35,117 million); Rothmans Group £4,704 million (2018: £4,856 million); Imperial Tobacco Canada £2,335 million (2018: £2,307 million); ETI (Italy) £1,396 million (2018: £1,478 million) and ST (principally Scandinavia) £1,048 million (2018: £1,111 million). The principal allocations of goodwill in the Rothmans’ acquisition are to the cash-generating units of Europe and South Africa, with the remainder mainly relating to operations in the domestic and export markets in the United Kingdom and operations in APME.

During 2019, the Group recognised a goodwill impairment charge of £194 million as explained in note 8(e)(iv) below.

(c) Trademarks and similar intangibles

Trademarks and similar intangibles with indefinite lives

Included in the net book value of trademarks and similar intangibles are trademarks relating to the acquisition of RAI with indefinite lives amounting to £71,032 million (2018: £73,885 million). These trademarks, including Newport, Camel, Natural American Spirit, Grizzly and Pall Mall, all of which are part of the Group’s Strategic Portfolio of key brands, form the core focus of the US business and receive significant support in the form of dedicated internal resources, forecasting and, where appropriate, marketing investment. These trademarks have significant market share and positive cashflow growth expectations. There are no regulatory or contractual restrictions on the use of the trademarks, and there are no plans by management to significantly redirect resources elsewhere. Consequently, in the view of management, these trademarks do not have a foreseeable and definite end to their ability to generate future cash flows and hence are not amortised.

Trademarks and similar intangibles with definite lives

Included in the net book value of trademarks and similar intangibles are trademarks relating to the acquisition of RAI £2,590 million (2018: £3,013 million), Skandinavisk Tobakskompagni (ST) £175 million (2018: £209 million) and TDR d.o.o. £17 million (2018: £40 million).

In 2019, as a result of declining volumes, the Group recognised a partial impairment of the Kodiak brand of £63 million. In addition, as a result of the regulatory uncertainty in the US vaping market, the Group will not submit Premarket Tobacco Applications (PMTA) for the vaping e-liquids purchased as part of the VapeWild acquisition (note 23). As a consequence, the Group recognised an impairment charge of £37 million in respect of the brands acquired as part of the acquisition. The Group will withdraw the VapeWild products from the market in May 2020. Also in 2019, the Group announced that it was simplifying its New Category product portfolio, with vapour products to be branded VUSE, modern oral products to be branded VELO and tobacco heating products continuing to be branded glo. As a result, the carrying values of trademarks and similar intangible assets acquired as part of the Chic, Must Have Limited and Quantus/Highendsmoke business combinations (see note 23), amounting to £29 million in total, have been fully impaired, as the acquired trademarks will no longer generate future economic benefits.

During 2018, a purchase price allocation adjustment was recognised in respect of the provisional goodwill recognised as a result of the Group acquiring certain tobacco assets, including a distribution company, from Bulgartabac Holdings AD in Bulgaria. The provisional goodwill of £22 million was reclassified to trademarks and similar intangibles with definite lives.

(d) Computer software and assets in the course of development

Included in computer software and assets in the course of development are internally developed assets with a carrying value of £516 million (2018: £523 million). The costs of internally developed assets include capitalised expenses of employees working full time on software development projects, third-party consultants, and software licence fees from third-party suppliers.

The Group has £4 million of future contractual commitments (2018: £6 million) related to intangible assets.

(e) Impairment testing

(i) Estimation uncertainty

As described in note 1, the critical accounting estimates used in the preparation of the consolidated financial statements include the review of asset values, especially indefinite life assets such as goodwill and certain trademarks and similar intangibles.

There is significant judgement with regard to assumptions and estimates involved in the forecasting of future cash flows, which form the basis of the assessment of the recoverability of these assets, with the effect that the value-in-use of calculations incorporate estimation uncertainty, particularly for certain assets held in relation to the Canada and US markets.

(ii) Impairment testing – Trademarks and similar intangibles with indefinite lives (‘brands’)

The trademarks and similar intangibles have been tested for impairment in line with the following methodology. The recoverable amounts of trademarks and similar intangibles with indefinite lives have been determined on a value-in-use basis. The value-in-use calculations use cash flows based on detailed brand budgets prepared by management using projected sales volumes, revenues and projected brand profitability covering a five-year to 10-year horizon depending on the brand and, thereafter, grown into perpetuity. Corporate costs are allocated to the brand budgets based on either specific allocations, where appropriate, or based on volumes. The pre-tax discount rates, ranging between 8.32% and 9.02%, and long-term growth rates, ranging between 0.75% and 1.0%, applied to the brand value-in-use calculations have been determined by local management based on experience, specific market and brand trends and pricing and cost expectations. Following the application of a reasonable range of sensitivities, there was no indication of impairment.

Refer to note 8(e)(v) for further information on the Newport brand impairment testing. As the trademarks and similar intangibles with indefinite lives relate to the acquisition of RAI, the brand budgets used in the value-in-use calculations have been incorporated into the budget information used in the impairment testing of the RAI goodwill.

(iii) Cash-generating units and information on goodwill impairment testing

In 2019, goodwill was allocated for impairment testing purposes to 21 (2018: 19) individual cash-generating units – two in the United States (2018: one), five in APME (2018: five), seven in AMSSA (2018: six) and seven in ENA (2018: seven).

	2019		2018
	Carrying amount £m	Pre-tax discount rate %	Carrying amount £m	Pre-tax discount rate %

Cash-generating unit
RAI	33,761	7.3	35,117	7.7
Canada	2,335	19.1	2,307	7.5
Europe	4,809	6.2	5,069	7.5
South Africa	598	9.3	605	10.6
Australia	711	6.7	740	7.9
Singapore	599	6.4	615	6.6
Malaysia	435	7.5	448	8.2
Other	1,068	6.8	1,262	7.9
Total	44,316		46,163

For CGU Other the weighted average pre-tax discount rate has been used

The recoverable amounts of all cash-generating units have been determined on a value-in-use basis. The key assumptions for the recoverable amounts of all units are the budgeted volumes, revenues, operating margins and long-term growth rates, which directly impact the cash flows, and the discount rates used in the calculation. The long-term growth rate is used purely for the impairment testing of goodwill under IAS 36 Impairment of Assets and does not reflect long-term planning assumptions used by the Group for investment proposals or for any other assessments.

Pre-tax discount rates, as shown above, were used in the impairment testing, based on the Group’s weighted average cost of capital, taking into account the cost of capital and borrowings, to which specific market-related premium adjustments are made. These adjustments are derived from external sources and are based on the spread between bonds (or credit default swaps, or similar indicators) issued by the US or comparable governments and by the relevant local government, adjusted for the Group’s own credit market risk. For ease of use and consistency in application, these results are periodically calibrated into bands based on internationally recognised credit ratings. The long-term growth rates and discount rates have been applied to the budgeted cash flows of each cash-generating unit. These cash flows have been determined by local management based on experience, specific market and brand trends as well as pricing and cost expectations. These have been endorsed by Group management as part of the consolidated Group’s budget.

(iv) Impairment testing – Goodwill (excluding RAI and Canada)

The value-in-use calculations use cash flows based on detailed financial budgets prepared by management covering a one-year period extrapolated over a 10-year horizon with growth of 4% in years 2 to 10, including 2% inflation (2018: 2% inflation), after which a total growth rate of 2% (2018: 2%) has been assumed as the long term volume decline is more than offset by pricing to drive revenue growth. A 10-year horizon is considered appropriate based on the Group’s history of profit and cash growth, its well-balanced portfolio of brands and the industry in which it operates. In some instances, such as recent acquisitions, start-up ventures or in specific cases, the forecast is expanded to reflect the medium-term plan of the country or market management spanning five years or beyond. Following the application of a reasonable range of sensitivities to all the cash-generating units, and after reflecting the impairments below, there was no indication of any further impairment.

In 2009, the Group acquired Bentoel and the goodwill arising from this acquisition was assigned to the Indonesia cash-generating unit. During 2019, the Indonesian government announced a significant increase in excise effective 1 January 2020. The recoverable amount of the Indonesia cash-generating unit has been determined on a value-in-use basis using a 10-year forecast with cash flows after year 10 extrapolated as described above. The 10-year forecast has been prepared to take into account the expected decline in revenue and the impact this will have on net revenue, operating profit and cash flows. The extent of the significant increase in excise is such that the forecast cash flows do not support the carrying value of goodwill and therefore the goodwill of £172 million has been fully impaired. The other assets held by the Indonesian cash-generating unit were assessed for impairment and based on the recoverable amounts, no impairment charges were recognised.

As explained in note 8(c) above, in addition to the impairment of trademarks and similar intangibles, the goodwill associated with the acquisitions of VapeWild and Quantus/Highendsmoke (note 23) have been impaired in full amounting to £12 million and £10 million, respectively.

(v) Impairment testing – RAI

Goodwill relating to RAI and the Newport trademark

On 15 November 2018, the US Food and Drug Administration (FDA) announced an intention to ban flavoured vaping products and menthol cigarette. Management recognise that the FDA announcement in 2018 does not itself constitute a ban on menthol in cigarettes, and any proposed regulation of menthol in cigarettes would need to be introduced through the established US comprehensive rule-making process, the timetable and outcome for which was, and remains, uncertain. In addition, it is unclear how any such potential US regulation might affect the manufacture and marketing of Group combustible brands containing menthol.

Having considered the combination of the risk of implementation and impact of any change in regulations, the Group has not recognised any impairment in 2019 or 2018 on either the Newport brand or the RAI goodwill, as management concluded that there would not be a significant impact to the value-in-use. The base case scenario used in the impairment model therefore does not include any potential impact of changes in regulation in relation to menthol flavourings in combustibles.

The carrying amounts for RAI goodwill and Newport were £33,761 million and £30,179 million, respectively (2018: £35,117 million and £31,391 million). The value-in-use calculations for brands, as described in note 8(e)(ii) above, have been incorporated in the base case scenario used in the RAI goodwill model. The value-in-use calculations have been prepared based on a five-year cash flow forecast which assumes long-term volume decline of cigarettes. This decline is more than offset by pricing. After this forecast a growth rate of 2% has been assumed for RAI goodwill and 1% for Newport and a pre-tax discount rate of 7.3% (2018: 7.7%) and 8.6% (2018: 8.7%), respectively.

The excess of value-in-use earnings over the carrying values (“headroom”) of the RAI goodwill and the Newport brand would be reduced to nil if the following individual changes, none of which are considered reasonably possible by management, were made to the key assumptions used in the impairment model. For RAI goodwill, the change in revenue assumption is based on combustibles revenue in the five-year forecast reducing by 13.4% in each year and assumes that other assumptions are not changed. For Newport, the change in revenue assumption is based on the Newport revenue in the five-year forecast reducing by 11.9% in each year and assumes that other assumptions are not changed.

	RAI goodwill	Newport
	%	%

Assumptions
Decrease in revenue by	13.4	11.9
Increase in pre-tax discount rate by	1.4	0.6

(vi) Impairment testing – Canada

Goodwill relating to Imperial Tobacco Canada Ltd (ITCAN)

In March 2019, ITCAN obtained an Initial Order from the Ontario Superior Court of Justice granting it protection under the Companies’ Creditors Arrangement Act (“CCAA”). If the CCAA bankruptcy protection were to end, significant liabilities might crystallise. As a consequence, to reflect the risk to future operating cash flows, the value-in-use calculations have been prepared based on a five-year cash flow forecast, after which a growth rate of -1.8% and a pre-tax discount rate of 19.1% (2018: 7.5%) have been assumed. Further information on the Quebec Class Actions and CCAA can be found in note 27.

In addition to the increase in discount rate, a reasonable range of sensitivities was applied to the value-in-use calculation and there was no indication of impairment.

The excess of value-in-use earnings over the carrying values (“headroom”) of the ITCAN goodwill would be reduced to nil if the following individual changes, none of which are considered reasonably possible by management, were made to the key assumptions used in the impairment model. The change in revenue assumption is based on combustibles revenue in the five-year forecast reducing by 19% in each year and assumes that other assumptions are not changed.

Canada goodwill
%

Assumptions
Decrease in revenue by	19.0
Increase in pre-tax discount rate by	10.3

The £2,335 million of goodwill relating to ITCAN on the Group’s balance sheet at 31 December 2019 will continue to be reviewed on a regular basis. Any future impairment charge would result in a non-cash charge to the income statement that will be treated as an adjusting item.

9 Property, plant and equipment

Overview of property, plant and equipment, including right-of-use assets

	2019
	Freehold property £m	Leasehold property £m	Plant, equipment and other owned £m	Plant, equipment and other leased £m	Assets in the course of construction £m	Total £m
31 December
Cost	1,515	268	5,730	33	1,108	8,654
Accumulated depreciation and impairment	(411)	(129)	(2,931)	(17)		(3,488)

Net book value at 31 December	1,104	139	2,799	16	1,108	5,166
Accounting policy change (IFRS 16) (note 30)		470		140		610

Net book value at 1 January	1,104	609	2,799	156	1,108	5,776
Differences on exchange	(56)	(30)	(136)	(9)	(51)	(282)
Additions
– right-of-use assets	-	85	-	77		162
– separately acquired	3	1	46	-	566	616
– acquisition of subsidiaries (note 23)	-	4	2	-	-	6
Reallocations	73	12	610	-	(695)	-
Depreciation	(37)	(114)	(308)	(62)		(521)
Impairment	(6)	(2)	(159)	-	(7)	(174)
Right-of-use assets – reassessments, modifications and terminations	-	(9)	-	(18)		(27)
Disposals	(5)	-	(27)	-		(32)
Net reclassifications as held-for-sale	-	-	(6)	-		(6)
31 December
Cost	1,503	785	5,795	215	921	9,219
Accumulated depreciation and impairment	(427)	(229)	(2,974)	(71)	-	(3,701)

Net book value at 31 December	1,076	556	2,821	144	921	5,518

	2018
	Freehold property £m	Leasehold property £m	Plant, equipment and other £m	Assets in the course of construction £m	Total £m
1 January
Cost	1,455	267	5,552	917	8,191
Accumulated depreciation and impairment	(369)	(124)	(2,816)		(3,309)

Net book value at 1 January	1,086	143	2,736	917	4,882

Differences on exchange	76	4	27	(5)	102
Additions
– separately acquired	5	1	41	722	769
Reallocations	58	2	466	(526)	-
Depreciation	(34)	(11)	(318)		(363)
Impairment	(74)	-	(120)		(194)
Disposals	(13)	-	(17)		(30)
31 December
Cost	1,515	268	5,763	1,108	8,654
Accumulated depreciation and impairment	(411)	(129)	(2,948)		(3,488)

Net book value at 31 December	1,104	139	2,815	1,108	5,166

In 2018, the differences on exchange include £149 million of indexation in respect of the operations in Venezuela. However, management believes that such a revaluation is not reflective of the fair value of assets in Venezuela and an impairment charge of £110 million has been recognised, as explained in note 3(h).

Also in 2018, the closing balance of ‘plant, equipment and other’ includes £16 million of leased assets (£33 million of cost and £17 million of accumulated depreciation). Upon adoption of IFRS 16 Leases prospectively from 1 January 2019, the right-of-use assets have been reported in a separate asset class, ‘plant, equipment and other leased’, as explained in note 30.

Right-of-use assets

The Group’s leasehold property arrangements relate mostly to office, retail space and warehouse facilities occupied by Group subsidiaries worldwide, whereas the ‘plant, equipment and other’ leasing arrangements relate principally to the lease of the distribution fleet, industrial equipment as well as tobacco vending machines by the Group’s subsidiaries. Upon adoption of IFRS 16 Leases, £610 million worth of right-of-use assets have been capitalised as at 1 January 2019. During 2019, further additions of £135 million (net of reassessments, modifications and terminations) were made to the Group assets portfolio.

As explained in note 11, contributions to the British American Tobacco UK Pension Fund are secured by a charge over the Group’s Head Office (Globe House). Globe House is included in freehold property above with a carrying value of £184 million (2018: £185 million).

	2019 £m	2018 £m
Cost of freehold land within freehold property on which no depreciation is provided	261	255

Leasehold land and property comprises
– net book value of long leasehold	83	100
– net book value of short leasehold	473	46

	556	146

Contracts placed for future expenditure	133	141

10 Investments in associates and joint ventures

	2019 £m	2018 £m
1 January	1,737	1,577
Total comprehensive income (note 5)	390	387
Dividends	(239)	(211)
Additions (note 23)	8	-
Other equity movements	(36)	(16)

31 December	1,860	1,737

Non-current assets	1,237	1,225
Current assets	1,085	953
Non-current liabilities	(74)	(71)
Current liabilities	(388)	(370)

	1,860	1,737

ITC Ltd. (Group’s share of the market value is £9,099 million (2018: £11,465 million))	1,794	1,682
Other listed associates (Group’s share of the market value is £221 million (2018: £183 million))	22	20
Unlisted associates	44	35

	1,860	1,737

The Group’s investment in Tisak d.d. (Tisak) was acquired as part of the TDR transaction (note 23). During 2016, the Group entered into an agreement with Tisak’s parent Agrokor d.d. (Agrokor) to convert certain outstanding trading balances into long-term loans and an additional shareholding in Tisak. As part of the agreement, Agrokor had the right to reacquire the additional shareholding in Tisak. As a consequence of this, while the Group had legal ownership of the additional shareholding, it did not consider that the shares provided any additional equity interest and continued to account for 26% of the equity of Tisak. In 2017, due to the financial difficulties of Agrokor and Tisak, the Group fully impaired this investment. This resulted in a charge of £27 million to the income statement that has been reported as an adjusting item in note 5. In July 2018, Agrokor’s creditors approved a settlement plan proposed by Agrokor’s administrators. The settlement plan has not returned any value to the Group and Tisak is expected to be liquidated in 2020.

Included within the dividends amount of £239 million (2018: £211 million) are £231 million (2018: £204 million) attributable to dividends declared by ITC.

The principal associate undertaking of the Group is ITC Ltd. (“ITC”) as shown under associates undertakings and joint ventures.

ITC Ltd.

ITC is an Indian conglomerate based in Kolkata and maintains a presence in cigarettes, hotels, paper and packaging, agri-business and other fast-moving goods (e.g. confectionery, branded apparel, personal care, stationery and safety matches). BAT’s interest in ITC is 29.46%.

ITC prepares accounts on a quarterly basis with a 31 March year-end. As permitted by IAS 28, results up to 30 September 2019 have been used in applying the equity method. This is driven by the availability of information at the half-year, to be consistent with the treatment in the Group’s interim accounts. Any further information available after the date used for reporting purposes is reviewed and any material items adjusted for in the final results. The latest published information available is at 31 December 2019.

	2019 £m	2018 £m
Non-current assets	4,124	4,106
Current assets	3,234	2,823
Non-current liabilities	(237)	(238)
Current liabilities	(1,031)	(1,002)

	6,090	5,689

Group’s share of ITC Ltd. (2019: 29.46%; 2018: 29.57%)	1,794	1,682

11 Retirement benefit schemes

The Group’s subsidiary undertakings operate over 190 retirement benefit arrangements worldwide, including arrangements required by local employment laws. The majority of scheme members (including deferred and retired members) belong to defined benefit schemes. The majority of defined benefit schemes are funded externally, and many are closed to new entrants. The Group also operates a number of defined contribution schemes, and the majority of employees actively accruing retirement benefits do so as members of these arrangements.

The liabilities arising in the defined benefit schemes are determined in accordance with the advice of independent, professionally qualified actuaries, using the projected unit credit method. It is Group policy that all schemes are formally valued at least every three years.

The principal schemes are in the US, UK, Germany, Canada, Netherlands and Switzerland. Together, schemes in these territories account for around 95% of the total obligations of the Group’s defined benefit pension arrangements. These obligations consist mainly of final salary pension schemes which provide benefits to members in the form of a guaranteed level of pension payable for life. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. In addition, the Group operates several healthcare benefit schemes, of which the most significant are in the US and Canada. The liabilities in respect of healthcare benefits are also assessed by qualified independent actuaries, applying the projected unit credit method.

All of these arrangements, including funded schemes where formal trusts or equivalents are required, have been developed and are operated in accordance with local practices and regulations where applicable in the countries concerned. For example, in the US, the main funded pension schemes are the Reynolds American Retirement Plan and the Retirement Income Plan for Certain RAI Affiliates, and the main funded healthcare scheme is the Brown & Williamson Tobacco Corporation Welfare & Fringe Benefit Plan, all of which are established with corporate trustees that are required to run the schemes in accordance with the Plan’s rules and to comply with all relevant legislation, including the Employee Retirement Income Security Act 1974. Similarly, in the UK, the main pension scheme is the British American Tobacco UK Pension Fund (“UK Fund”), which is established under trust law and has a corporate trustee that is required to run the scheme in accordance with the Fund’s Trust Deed and Rules and to comply with the Pension Scheme Act 1993, Pensions Act 1995, Pensions Act 2004 and all other relevant legislation.

Responsibility for the governance of the schemes across the Group, including investment decisions and contribution schedules, generally lies with the trustees. The trustees for each arrangement will usually consist of representatives appointed by both the sponsoring company and the beneficiaries. In the US, the corporate trustees act as custodians with a committee of local management acting in a fiduciary capacity with regard to investment decisions, risk mitigation and administration of the arrangements.

The majority of schemes are subject to local regulations regarding funding requirements. Contributions to defined benefit schemes are determined after consultation with the respective trustees and actuaries of the individual externally funded schemes, and after taking into account regulatory requirements in each territory. The Group’s contributions to funded retirement benefit schemes in 2020 in total are expected to be £80 million compared to £82 million in 2019.

Contributions to the various funded schemes in the US are agreed with the relevant corporate Trustee, the named fiduciary, scheme actuaries and the committee of local management after taking account of statutory requirements including the Pensions Protection Act of 2006, as amended. Through its US subsidiaries, the Group intends to make significant regular contributions, when required, with the aim of maintaining a funding status of at least 90% and becoming fully funded long-term. During 2019, the Group did not contribute to its funded pension and post-retirement plans in the US and does not expect to do so in 2020.

With effect from July 2018, contributions to the UK Fund, as agreed with the Trustee to meet the cost of future benefit accrual, were£18 million per annum. Additional annual contributions to cover funding shortfalls are payable as required until the Fund is valued to 110% on a Technical Provisions basis. These were £12 million in 2019 and 2018 and are expected to be the same in 2020, subject to review as part of the next formal triennial valuation effective March 2020. Total contributions payable to the UK Fund are secured by a charge over the Group’s Head Office (Globe House) up to a maximum of £150 million. The charge would be triggered in the event that the Group defaults on agreed contributions due to the Fund or if an insolvency event occurs with respect to the UK entity responsible for making the payments. The charge is due to be released in 2039 but may be released earlier by negotiation or if the Fund is valued to 115% on a Technical Provisions basis. Under the rules of the scheme, any future surplus would be returnable to the Group by refund at the end of the life of the scheme. The funding commitment is therefore not considered onerous, and in accordance with IFRIC 14 no additional liabilities or surplus restriction have been recognised in respect of these commitments.

Payments made to pensioners by the operating companies in Germany, net of income on scheme assets, are deemed to be company contributions to the Contractual Trust Arrangements and are anticipated to be around £17 million in 2020 and around £30 million per annum for the four years after that. Contributions to pension schemes in Canada, Netherlands and Switzerland in total are anticipated to be around £24 million in 2020 and then around £10 million per annum for the four years after that.

The majority of benefit payments are from trustee administered funds, however, there are also a number of unfunded schemes where the sponsoring company meets the benefit payment obligation as it falls due, including Defined Benefit and Defined Contribution Unapproved Unfunded Retirement Benefit Schemes (DB UURBS and DC UURBS respectively). The DC UURBS credits accrued in the year are increased in line with the Company’s Weighted Average Cost of Debt and the scheme is therefore treated as a defined benefit scheme under IAS 19. For unfunded schemes in the US, UK and Canada, 40% of the liabilities reported at year-end are expected to be settled by the Group within 10 years, 28% between 10 and 20 years, 18% between 20 and 30 years, and 14% thereafter.

The funded arrangements in the Group have policies on investment management, including strategies over a preferred long-term investment profile, and schemes in certain territories including Canada and Netherlands manage their bond portfolios to match the weighted average duration of scheme liabilities.

For funded schemes in the US, the Group employs a risk mitigation strategy which seeks to balance pension plan returns with a reasonable level of funded status volatility. Based on this framework, the asset allocation has two primary components. The first component is the hedging portfolio, which uses extended duration fixed income holdings (typically US Government and investment grade corporate bonds) and, to a lesser extent, derivatives to match a portion of the interest rate risk associated with the benefit obligations, thereby reducing expected funded status volatility. The second component is the return-seeking portfolio, which is designed to enhance portfolio returns. The return-seeking portfolio is broadly diversified across asset classes.

On 31 May 2019, the Trustee of the UK Fund entered into an agreement with Pension Insurance Corporation plc (“PIC”) to acquire an insurance policy that operates as a UK Fund investment asset, with the intent of matching a specific part of the UK Fund’s future cash flow arising from the accrued pension liabilities of retired and deferred members. Such an arrangement is commonly termed as a “buy-in”. The buy-in reduces the UK Fund’s value at risk in relation to key risks associated with improved longevity, inflation and interest rate movements whilst improving the security to the UK Fund and its members. The Group consequently benefits from the buy-in as it reduces the UK Fund’s reliance on the Group for future cash funding requirements. The buy-in transaction involved the transfer of £3.4 billion of assets held by the UK Fund to PIC and, as such, had no cash effect to the Group. On an IAS 19 basis, the fair value of the insurance policy will match the present value of the liabilities being insured. On completion of the transaction, a loss of £691 million was recognised through the statement of other comprehensive income on the revaluation of the insurance asset with no impact to the income statement. For the residual assets in the UK Fund, the strategy is broadly split 70% risk reducing assets and 30% return seeking assets. The return seeking portfolio is invested in illiquid assets and the corresponding strategy is to allow these assets to naturally wind down over time, with their value being realised as the investments mature. This is consistent with the Trustee’s ultimate target which is to be 100% invested in risk reducing assets.

Through its defined benefit pension schemes and healthcare schemes, the Group is exposed to a number of risks, including:

Asset volatility:

The plan liabilities are calculated using discount rates set by reference to bond yields. If plan assets underperform this yield, e.g. due to stock market volatility, this will create a deficit. However, most schemes hold a proportion of assets which are expected to outperform bonds in the long term, and the majority of schemes by value are subject to local regulation regarding funding deficits.

Changes in bond yields:

A decrease in corporate bond yields will increase scheme liabilities, although this will be partially offset by an increase in the value of the schemes’ bond holdings or other hedging instruments.

Inflation risk:

Some of the Group’s pension obligations are linked to inflation and higher inflation will lead to higher liabilities, although in most cases, caps on the level of inflationary increases are in place in the scheme rules, while some assets and derivatives provide specific inflation protection.

Life expectancy:

The majority of the schemes’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities. Assumptions regarding mortality and mortality improvements are regularly reviewed in line with actuarial tables and scheme specific experience.

The amounts recognised in the balance sheet are determined as follows:

	Pension schemes		Healthcare schemes		Total

	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m
Present value of funded scheme liabilities	(11,454)	(11,031)	(272)	(286)	(11,726)	(11,317)
Fair value of funded scheme assets	11,682	11,747	178	178	11,860	11,925

	228	716	(94)	(108)	134	608
Unrecognised funded scheme surpluses	(28)	(20)	-	-	(28)	(20)

	200	696	(94)	(108)	106	588
Present value of unfunded scheme liabilities	(578)	(531)	(557)	(575)	(1,135)	(1,106)

	(378)	165	(651)	(683)	(1,029)	(518)

The above net (liability)/asset is recognised in the balance sheet as follows:
– retirement benefit scheme liabilities	(807)	(982)	(652)	(683)	(1,459)	(1,665)
– retirement benefit scheme assets	429	1,147	1	-	430	1,147

	(378)	165	(651)	(683)	(1,029)	(518)

The net liabilities of funded pension schemes by territory are as follows:
	Liabilities		Assets		Total

	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m
– US	(4,945)	(4,835)	4,818	4,464	(127)	(371)
– UK	(3,214)	(2,962)	3,533	4,016	319	1,054
– Germany	(958)	(949)	928	948	(30)	(1)
– Canada	(738)	(694)	747	708	9	14
– Netherlands	(778)	(782)	814	793	36	11
– Switzerland	(333)	(326)	294	283	(39)	(43)
– Rest of Group	(488)	(483)	548	535	60	52

Funded schemes	(11,454)	(11,031)	11,682	11,747	228	716

Of the Group’s unfunded pension schemes 50% (2018: 48%) relate to arrangements in the UK and 32% (2018: 32%) relate to arrangements in the US, while 86% (2018: 87%) of the Group’s unfunded healthcare arrangements relate to arrangements in the US

The amounts recognised in the income statement are as follows:

	Pension schemes		Healthcare schemes		Total

	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m
Defined benefit schemes
Service cost
– current service cost	92	95	2	2	94	97
– past service cost/(credit), curtailments and settlements	7	-	-	(1)	7	(1)
Net interest on the net defined benefit liability
– interest on scheme liabilities	391	364	34	33	425	397
– interest on scheme assets	(388)	(362)	(8)	(8)	(396)	(370)
– interest on unrecognised funded scheme surpluses	-	2	-	-	-	2

	102	99	28	26	130	125
Defined contribution schemes	97	87	-	-	97	87

Total amount recognised in the income statement (note 3(a))	199	186	28	26	227	212

The above charges are recognised within employee benefit costs in note 3(a) and include a charge of £16 million in 2019 (2018: £3 million) in respect of settlements, past service costs and defined contribution costs reported as part of the restructuring costs charged in arriving at profit from operations (note 3(e)). Included in current service cost in 2019 is £21 million (2018: £16 million) of administration costs. Current service cost is stated after netting employee contributions, where applicable.

The movements in scheme liabilities are as follows:

	Pension schemes		Healthcare schemes		Total

	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m
Present value at 1 January	11,562	12,077	861	948	12,423	13,025
Differences on exchange	(343)	295	(30)	43	(373)	338
Current service cost	94	95	2	2	96	97
Past service cost/(credit) & settlements	7	(10)	-	(1)	7	(11)
Interest on scheme liabilities	391	364	34	33	425	397
Contributions by scheme members	-	2	-	-	-	2
Benefits paid	(743)	(694)	(63)	(62)	(806)	(756)
Actuarial (gains)/losses
– arising from changes in demographic assumptions	(84)	(12)	(10)	(4)	(94)	(16)
– arising from changes in financial assumptions	1,105	(547)	70	(49)	1,175	(596)
Experience gains	43	(8)	(35)	(49)	8	(57)

Present value at 31 December	12,032	11,562	829	861	12,861	12,423

Changes in financial assumptions principally relate to discount rate movements in both years. Scheme liabilities by scheme membership:
	Pension schemes		Healthcare schemes		Total

	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m
Active members	1,895	1,785	59	55	1,954	1,840
Deferred members	1,308	1,259	2	2	1,310	1,261
Retired members	8,829	8,518	768	804	9,597	9,322

Present value at 31 December	12,032	11,562	829	861	12,861	12,423

Approximately 95% of scheme liabilities in both years relate to guaranteed benefits.

The movements in funded scheme assets are as follows:

	Pension schemes		Healthcare schemes		Total

	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m
Fair value of scheme assets at 1 January	11,747	12,157	178	193	11,925	12,350
Differences on exchange	(326)	262	(6)	8	(332)	270
Settlements	-	(10)	-	-	-	(10)
Interest on scheme assets	388	362	8	8	396	370
Company contributions	82	176	-	45	82	221
Contributions by scheme members	3	-	-	-	3	-
Benefits paid	(704)	(684)	(17)	(61)	(721)	(745)
Actuarial gains/(losses)	492	(516)	15	(15)	507	(531)

Fair value of scheme assets at 31 December	11,682	11,747	178	178	11,860	11,925

	Pension schemes		Healthcare schemes		Total

	2019 £m	2018 £m	2019 £m	2018 £m	2019 £m	2018 £m
Equities – listed	1,221	1,133	7	5	1,228	1,138
Equities – unlisted	1,025	930	68	59	1,093	989
Bonds – listed	2,739	5,925	7	11	2,746	5,936
Bonds – unlisted	2,417	1,672	74	84	2,491	1,756
Other assets – listed	549	618	13	10	562	628
Other assets – unlisted	3,731	1,469	9	9	3,740	1,478

Fair value of scheme assets at 31 December	11,682	11,747	178	178	11,860	11,925

Scheme assets have been diversified into equities, bonds and other assets and are typically invested via fund investment managers into both pooled and segregated mandates of listed and unlisted equities and bonds.

In the above analysis investments via equity-based investment funds are shown under listed equities, and investments via bond-based investment funds are shown under listed bonds. Other assets include insurance contracts, cash and other deposits, derivatives and other hedges, recoverable taxes, infrastructure investments and investment property.

In the US, pension plan assets are invested using active investment strategies and multiple investment management firms. Managers within each asset class cover a range of investment styles and approaches. Allowable investment types include global equity, fixed income, real assets, private equity and absolute return. The range of allowable investment types utilised for pension assets provides enhanced returns and more widely diversifies the plan.

The UK Fund historically has diversified a portion of the assets held by investing in equities listed on non-UK stock exchanges via investment funds, and by making use of liability driven investment funds and inflation opportunity funds as part of its investment portfolio. As noted above, during 2019 the Trustee acquired an insurance policy that operates as a UK Fund investment asset in a “buy-in” transaction. The residual assets now predominantly consist of liability driven investments and absolute return funds as well as a proportion of illiquid investments, such as private equity and infrastructure investments.

The actuarial gains and losses in both years principally relate to movements in the fair values of scheme assets and actual returns are stated net of applicable taxes and fund management fees. The fair values of listed scheme assets were derived from observable data including quoted market prices and other market data, including market values of individual segregated investments and of pooled investment funds where quoted. The fair values of unlisted assets were derived from cash flow projections of estimated future income after taking into account the estimated recoverable value of these assets.

The movements in the unrecognised scheme surpluses, recognised in other comprehensive income, are as follows:

	Pension schemes			Healthcare schemes			Total

	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2017 £m	2019 £m	2018 £m	2017 £m
Unrecognised funded scheme surpluses at 1 January	(20)	(23)	(18)	-	-	-	(20)	(23)	(18)
Differences on exchange	(1)	1	3	-	-	-	(1)	1	3
Interest on unrecognised funded scheme surpluses	-	(2)	(2)	-	-	-	-	(2)	(2)
Movement in year (note 18)	(7)	4	(6)	-	-	-	(7)	4	(6)

Unrecognised funded scheme surpluses at 31 December	(28)	(20)	(23)	-	-	-	(28)	(20)	(23)

The principal actuarial assumptions (weighted to reflect individual scheme differences) used in the following territories are shown below. In both years, discount rates are determined by reference to normal yields on high quality corporate bonds at the balance sheet date.

	2019						2018

	US	UK	Germany	Canada	Netherlands	Switzerland	US	UK	Germany	Canada	Netherlands	Switzerland

Rate of increase in salaries (%)	3.4	3.0	0.6	3.0	2.1	1.3	3.9	3.2	1.7	3.0	2.1	1.3
Rate of increase in pensions in payment (%)	2.5	3.0	0.4	Nil	0.9	Nil	2.5	3.2	1.1	Nil	1.1	Nil
Rate of increase in deferred pensions (%)	-	2.2	0.4	Nil	0.9	-	-	2.2	1.1	Nil	1.1	-
Discount rate (%)	3.3	2.0	0.3	3.0	1.1	0.1	4.3	2.9	1.3	3.8	1.8	0.9
General inflation (%)	2.5	3.0	0.4	2.0	2.0	1.1	2.5	3.2	1.1	2.0	2.0	1.1

	2019						2018

	US	UK	Germany	Canada	Netherlands	Switzerland	US	UK	Germany	Canada	Netherlands	Switzerland

Weighted average duration of liabilities (years)	11.4	16.1	14.0	11.0	17.8	13.9	10.8	16.0	8.2	10.5	17.5	12.8

For healthcare inflation in the US, the assumption is 6.5% for both years and in Canada, the assumption is 5.0% for both years.

Mortality assumptions are subject to regular review. The principal schemes used the following tables:

US	PRI-2012 mortality tables without collar or amount, projected with MP-2019 generational projection (2018: RP-2018 and MP-2018)

UK	S2PA (YOB) with the CMI (2018) improvement model with a 1.25% long term improvement rate (2018: CMI (2017))

Germany	RT Heubeck 2018 G (both years)

Canada	CPM-2014 Private Table (both years)

Netherlands	AG Prognosetafel 2018 (both years)

Switzerland	LPP/BVG 2015 base table with CMI projection factors for mortality improvements with a 1.5% long-term improvement rate (both years)

Based on the above, the weighted average life expectancy, in years, for mortality tables used to determine benefit obligations is as follows:

	US		UK		Germany		Canada		Netherlands		Switzerland

	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female	Male	Female

31 December 2019
Member age 65 (current life expectancy)	20.6	22.6	22.4	23.9	20.2	23.7	21.6	23.9	21.0	24.3	21.8	23.8
Member age 45 (life expectancy at age 65)	22.2	24.1	24.0	25.2	23.0	25.9	22.6	24.9	23.4	26.3	23.7	25.7
31 December 2018
Member age 65 (current life expectancy)	20.7	22.7	22.6	24.1	17.0	20.6	21.5	23.9	20.8	24.5	21.8	23.8
Member age 45 (life expectancy at age 65)	22.3	24.2	24.2	25.4	19.8	22.8	22.5	24.8	23.1	26.5	23.6	25.6

For the remaining territories, typical assumptions are that real salary increases will be from 0% to 5.0% (2018: 0.5% to 6.3%) per annum and discount rates will be from 0% to 11.7% (2018: 0.6% to 7.6%) above inflation. Pension increases, where allowed for, are generally assumed to be in line with inflation. Assumptions of life expectancy are in line with best practice in each territory. For countries where there is not a deep market in such corporate bonds, the yield on government bonds is used.

The valuation of retirement benefit schemes involves judgements about uncertain future events. Sensitivities in respect of the key assumptions used to measure the principal pension schemes as at 31 December 2019 are set out below. These sensitivities show the hypothetical impact of a change in each of the listed assumptions in isolation, with the exception of the sensitivity to inflation which incorporates the impact of certain correlating assumptions such as salary increases. While each of these sensitivities holds all other assumptions constant, in practice such assumptions rarely change in isolation, while asset values also change, and the impacts may offset to some extent.

	1 year increase £m	1 year decrease £m	0.25 percentage point increase £m	0.25 percentage point decrease £m
Average life expectancy – increase/(decrease) of scheme liabilities	387	(385)
Rate of inflation – increase/(decrease) of scheme liabilities			173	(163)
Discount rate – (decrease)/increase of scheme liabilities			(350)	367

A one percentage point increase in healthcare inflation would increase healthcare scheme liabilities by £42 million, and a one percentage point decrease would decrease liabilities by £36 million. The income statement effect of this change in assumption is not material.

12 Deferred tax

Net deferred tax (liabilities)/assets comprise:

	Stock relief £m	Excess of capital allowances over depreciation £m	Tax losses £m	Undistributed earnings of associates and subsidiaries £m	Retirement benefits £m	Trademarks £m	Other temporary differences £m	Total £m
1 January 2019	(70)	(210)	105	(281)	222	(18,246)	1,048	(17,432)
Differences on exchange	4	11	(2)	15	(9)	701	(40)	680
Subsidiaries acquired (note 23)	-	-	-	-	-	(4)	-	(4)
Credited/(charged) to the income statement	21	(9)	(24)	(52)	(15)	92	(68)	(55)
(Charged)/credited relating to changes in tax rates	-	-	-	-	(1)	49	(1)	47
Credited to other comprehensive income	-	-	-	-	82	-	56	138

31 December 2019	(45)	(208)	79	(318)	279	(17,408)	995	(16,626)

31 December 2017	(91)	(174)	113	(241)	264	(17,323)	656	(16,796)
Accounting policy change (IFRS 9) (note 30)	-	-	-	-	-	-	7	7
Revised 1 January 2018	(91)	(174)	113	(241)	264	(17,323)	663	(16,789)
Differences on exchange	(7)	(10)	4	6	15	(1,066)	47	(1,011)
Subsidiaries acquired (note 23)	-	-	-	-	-	(3)	4	1
Credited/(charged) to the income statement	27	(16)	(11)	(46)	(36)	67	319	304
Credited/(charged) relating to changes in tax rates	1	(10)	(1)	-	4	79	(3)	70
(Charged)/credited to other comprehensive income	-	-	-	-	(25)	-	18	(7)

31 December 2018	(70)	(210)	105	(281)	222	(18,246)	1,048	(17,432)

The net deferred tax liabilities are reflected in the Group balance sheet as follows: deferred tax asset of £424 million and deferred tax liability of £17,050 million (2018: deferred tax asset of £344 million and deferred tax liability of £17,776 million), after offsetting assets and liabilities where there is a legally enforceable right to offset current tax assets and liabilities and where the deferred income taxes relate to the same fiscal authority.

At the balance sheet date, the Group has not recognised a deferred tax asset in respect of unused tax losses of £342 million (2018: £308 million) which have no expiry date and unused tax losses of £208 million (2018: £502 million) which will expire within the next 10 years.

In 2019 and 2018 the Group has not recognised any deferred tax asset in respect of deductible temporary differences which have no expiry date and has not recognised £92 million (2018: £184 million) in respect of deductible temporary differences which will expire within the next 10 years.

At the balance sheet date, the Group has unused tax credits of £80 million (2018: £80 million) which have no expiry date. No amount of deferred tax has been recognised in respect of these unused tax credits.

At the balance sheet date, the aggregate amount of undistributed earnings of subsidiaries which would be subject to dividend withholding tax and for which no withholding tax liability has been recognised was £0.6 billion (2018: £0.7 billion).

13 Trade and other receivables

	2019	2018
	£m	£m
Trade receivables	3,369	2,868
Loans and other receivables	629	1,082
Prepayments and accrued income	343	323

	4,341	4,273

Current	4,093	3,588
Non-current	248	685

	4,341	4,273

The majority of receivables are held in order to collect contractual cash flows, in accordance with the Group’s business model for managing financial assets, and hence are measured at amortised cost. In certain countries, however, the Group has entered into factoring arrangements and periodically sells certain trade receivables to banks and other financial institutions, without recourse, for cash. These trade receivables have been derecognised from the statement of financial position to reflect the transfer by the Group of substantially all of the risks and rewards of the receivables, including credit risk. Consequently, the cash inflows have been recognised within operating cash flows. Typically in these arrangements, the Group also acts as a collection agent for the bank. At 31 December, the value of trade receivables derecognised through the factoring arrangements where the Group acts as a collection agent was £572 million (2018: £428 million) and where the Group does not act as a collection agent was £26 million (2018: £40 million). Included in trade receivables above is £295 million (2018: £270 million) of trade debtor balances which were available for factoring under these arrangements.

Included in loans and other receivables are £110 million of litigation related deposits (2018: £553 million). Management has determined that these payments represent a resource controlled by the entity as a result of past events and from which future economic benefits are expected to flow to the entity either by being recoverable on conclusion of ongoing appeal processes or by reducing amounts payable on recognition of liabilities which have yet to be determined should the appeal process fail. These deposits are held at the fair value of consideration transferred less impairment, if applicable, and have not been discounted.

Prepayments and accrued income include £5 million (2018: £6 million) of accrued income in relation to rebates.

On 1 March 2019, the Quebec Court of Appeal in Montreal upheld the Superior Court’s decision of May 2015 (reducing ITCAN’s share of the judgment due to a change in interest computation to a maximum of CAD$9.2 billion). The Court of Appeal also upheld the previously stated requirements for the defendants to deposit CAD$1.1 billion into an escrow account. The Board of Directors of ITCAN reassessed the recoverability of the litigation related deposit and, accordingly, the Group recognised a charge against the income statement of £436 million in the period, reflecting the amount of the judgment that is considered to be probable and estimable in line with IAS 37 Provisions, Contingent Liabilities and Contingent Assets. Consequently, the deposit which was shown as receivable at 31 December 2018 has been utilised against management’s best estimate of the liability. Further details are provided in note 27.

Amounts receivable from related parties including associated undertakings are shown in note 26.

Trade and other receivables have been reported in the balance sheet net of allowances as follows:

	2019	2018
	£m	£m
Trade receivables – gross	3,396	2,898
Trade receivables – allowance	(27)	(30)
Loans and other receivables – gross	639	1,092
Loans and other receivables – allowance	(10)	(10)
Prepayments and accrued income	343	323

Net trade and other receivables per balance sheet	4,341	4,273

The movements in the allowance account are as follows:

	2019			2018
	Trade receivables	Loans and other receivables	Total	Trade receivables	Loans and other receivables	Total
	£m	£m	£m	£m	£m	£m
1 January	30	10	40	39	46	85
Accounting policy change (IFRS 9) (notes 1 and 30)	-	-	-	37	8	45

Revised 1 January	30	10	40	76	54	130
Differences on exchange	(2)		(2)	2	-	2
Provided in the year	24		24	16	10	26
Released	(25)		(25)	(64)	(54)	(118)

31 December	27	10	37	30	10	40

As permitted by IFRS 9, the loss allowance on trade receivables arising from the recognition of revenue under IFRS 15 is initially measured at an amount equal to lifetime expected losses. Allowances in respect of loans and other receivables are initially recognised at an amount equal to 12-month expected credit losses. Allowances are measured at an amount equal to the lifetime expected credit losses where the credit risk on the receivables increases significantly after initial recognition.

Prior to the adoption of IFRS 9 on 1 January 2018, loans and receivables were stated net of allowances for estimated irrecoverable amounts due to the identification of a loss event (the incurred loss method).

The Group holds bank guarantees, other guarantees and credit insurance in respect of some of the past due debtor balances.

Trade and other receivables are predominantly denominated in the functional currencies of subsidiary undertakings apart from the following: US dollar: 4.2% (2018: 3.5%), UK sterling: 0.2% (2018: 4.2%), Euro: 1.1% (2018: 1.6%) and other currencies: 11.2% (2018: 6.6%).

There is no material difference between the above amounts for trade and other receivables and their fair value due to the short-term duration of the majority of trade and other receivables as determined using discounted cash flow analysis. There is no concentration of credit risk with respect to trade receivables as the Group has a large number of internationally dispersed customers.

14 Investments held at fair value

	2019 £m	2018 £m
Investments
Fair value through P&L	127	213
Fair value through OCI	8	4

	135	217

Current	123	178
Non-current	12	39

	135	217

Investments held at fair value through OCI relate to the Group’s strategic investments in China Materialia Fund II.

	2019 £m	2018 £m
Functional currency	131	212
US dollar	4	-
Euro	-	-
Other currency	-	5

	135	217

The classification of these investments under the IFRS 13 fair value hierarchy is given in note 22.

There is no material difference between the investments held at fair value and their gross contractual values.

15 Derivative financial instruments

The fair values of derivatives are determined based on market data (primarily yield curves, implied volatilities and exchange rates) to calculate the present value of all estimated flows associated with each derivative at the balance sheet date. In the absence of sufficient market data, fair values would be based on the quoted market price of similar derivatives. The classification of these derivative assets and liabilities under the IFRS 13 fair value hierarchy is given in note 22.

	2019		2018

	Assets £m	Liabilities £m	Assets £m	Liabilities £m
Fair value hedges
– interest rate swaps	177	62	181	83
– cross-currency swaps	191	-	282	-
Cash flow hedges
– interest rate swaps	-	187	-	98
– cross-currency swaps	114	84	149	56
– forward foreign currency contracts	57	50	61	42
Net investment hedges
– forward foreign currency contracts	178	19	10	174
Held-for-trading*
– interest rate swaps	3	6	6	-
– forward foreign currency contracts	45	60	46	63

Total	765	468	735	516

Current	313	181	179	302
Non-current	452	287	556	214

	765	468	735	516

Derivatives
– in respect of net debt	527	384	647	269
– other	238	84	88	247

	765	468	735	516

*

Derivatives which do not meet the tests for hedge accounting under IFRS 9 or which are not designated as hedging instruments are referred to as “held-for-trading”. These derivatives principally consist of forward foreign currency contracts which have not been designated as hedges due to their value changes offsetting with other components of net finance costs relating to financial assets and financial liabilities. The Group does not use derivatives for speculative purposes. All derivatives are undertaken for risk management purposes.

For cash flow hedges, the timing of expected cash flows is as follows: assets of £171 million (2018: £210 million) of which £51 million (2018: £59 million) is expected within one year and £114 million (2018: £149 million) beyond five years and liabilities of £321 million (2018: £196 million) of which £75 million (2018: £39 million) is expected within one year and £163 million (2018: £113 million) beyond five years.

The Group’s cash flow hedges are principally in respect of sales or purchases of inventory and certain debt instruments. A certain number of forward foreign currency contracts were used to manage the currency profile of external borrowings and are reflected in the currency table in note 19. Interest rate swaps have been used to manage the interest rate profile of external borrowings and are reflected in the re-pricing table in note 19.

The tables below set out the maturities of the Group’s derivative financial instruments on an undiscounted contractual basis, based on spot rates.

The maturity dates of all gross-settled derivative financial instruments are as follows:

	2019				2018

	Assets		Liabilities		Assets		Liabilities

	Inflow £m	Outflow £m	Inflow £m	Outflow £m	Inflow £m	Outflow £m	Inflow £m	Outflow £m
Within one year
– forward foreign currency contracts	10,168	(9,367)	8,534	(8,069)	7,081	(6,526)	9,876	(9,749)
– cross-currency swaps	35	(38)	18	(62)	55	(54)	33	(92)
Between one and two years
– forward foreign currency contracts	548	(524)	278	(263)	332	(330)	449	(441)
– cross-currency swaps	811	(765)	969	(1,012)	36	(43)	20	(73)
Between two and three years
– cross-currency swaps	15	(23)	17	(36)	830	(771)	1,008	(1,075)
Between three and four years
– cross-currency swaps	725	(590)	683	(679)	15	(26)	17	(38)
Between four and five years
– cross-currency swaps	9	(15)	10	(15)	733	(592)	690	(730)
Beyond five years
– cross-currency swaps	762	(609)	460	(435)	754	(625)	469	(490)

	13,073	(11,931)	10,969	(10,571)	9,836	(8,967)	12,562	(12,688)

The maturity dates of net-settled derivative financial instruments, which primarily relate to interest rate swaps, are as follows:

		2019		2018

	Assets Inflow £m	Liabilities Outflow £m	Assets Inflow £m	Liabilities Outflow £m
Within one year	44	44	53	40
Between one and two years	25	39	48	19
Between two and three years	25	39	45	15
Between three and four years	10	21	26	13
Between four and five years	43	63	23	15
Beyond five years	182	263	15	23

	329	469	210	125

The items designated as hedging instruments are as follows:

		2019		2018

	Nominal amount	Changes in fair	Nominal amount	Changes in fair
	of hedging	value used for	of hedging	value used for
	instrument	calculating	instrument	calculating
		hedge ineffectiveness		hedge ineffectiveness
	£m	£m	£m	£m
Interest rate risk exposure:
Fair value hedges
– interest rate swaps	3,065	73	4,470	11
– cross-currency swaps	1,436	(72)	1,561	19
Cash flow hedges
– interest rate swaps	4,068	(103)	2,715	(98)
– cross-currency swaps	2,695	(61)	2,856	(91)
Foreign currency risk exposure:
Cash flow hedges
– forward foreign currency contracts	3,827	(3)	3,574	(4)
Net investment hedges (derivative related)
– forward foreign currency contracts	5,274	161	5,291	(166)
Net investment hedges (non-derivative related)
– debt (carrying value) in borrowings designated as net investment hedges of net assets	372	22	4,647	(226)

16 Inventories

	2019 £m	2018 £m
Raw materials and consumables	2,750	3,049
Finished goods and work in progress	3,258	2,877
Goods purchased for resale	86	103

	6,094	6,029

Inventories pledged as security for liabilities amount to £7 million (2018: £7 million). Write-offs taken to other operating expenses in the Group income statement were £255 million (2018: £148 million; 2017: £114 million), including amounts relating to restructuring costs. Goods purchased for resale include Group brands produced under third party contract manufacturing arrangements.

17 Cash and cash equivalents

	2019 £m	2018 £m
Cash and bank balances	2,256	2,069
Cash equivalents	270	533

	2,526	2,602

The carrying value of cash and cash equivalents approximates their fair value.

Cash and cash equivalents are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	2019 £m	2018 £m
Functional currency	2,199	2,144
US dollar	127	158
Euro	64	174
Other currencies	136	126

	2,526	2,602

In the Group cash flow statement, net cash and cash equivalents are shown after deducting bank overdrafts and accrued interest where applicable, as follows:

	2019 £m	2018 £m
Cash and cash equivalents as above	2,526	2,602
Less overdrafts and accrued interest	(491)	(274)

Net cash and cash equivalents	2,035	2,328

Cash and cash equivalents include restricted amounts of £627 million (2018: £170 million), principally due to exchange control regulations in certain countries and subsidiaries in CCAA protection (note 28).

Cash and cash equivalents also include £14 million (2018: £125 million) of cash that is held as a hedging instrument.

18 Capital and reserves

(a) Share capital

	Ordinary shares of 25p each Number of shares	£m
Allotted and fully paid
1 January 2019	2,456,415,884	614.09
Changes during the year
– share option schemes	104,854	0.03

31 December 2019	2,456,520,738	614.12

Allotted and fully paid
1 January 2018	2,456,278,414	614.06
Changes during the year
– share option schemes	137,470	0.03

31 December 2018	2,456,415,884	614.09

Allotted and fully paid
1 January 2017	2,027,019,508	506.75
Changes during the year
– share option schemes	213,144	0.05
– Issue of shares RAI acquisition	429,045,762	107.26

31 December 2017	2,456,278,414	614.06

(b) Share premium account, capital redemption reserves and merger reserves comprise:

	Share premium account £m	Capital redemption reserves £m	Merger reserves £m	Total £m
31 December 2019	94	101	26,414	26,609
31 December 2018	91	101	26,414	26,606

31 December 2017	87	101	26,414	26,602

Share premium account

The share premium account includes the difference between the value of shares issued and their nominal value. The increase of £3 million (2018: £4 million; 2017: £5 million) relates solely to ordinary shares issued under the Company’s share option schemes.

Capital redemption account

On the purchase of own shares as part of the share buy-back programme for shares which are cancelled, a transfer is made from retained earnings to the capital redemption reserve equivalent to the nominal value of shares purchased. Purchased shares which are not cancelled are classified as treasury shares and presented as a deduction from total equity.

Merger reserve account

The merger reserve comprises:

a.

In 1999, shares were issued for the acquisition of the Rothmans International B.V. Group and the difference between the fair value of shares issued and their nominal value of £3,748 million was credited to merger reserves; and

b.

On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.8% of RAI not already owned by the Group. Shares were issued for the acquisition and the difference between the fair value of shares issued and their nominal value of £22,666 million was credited to merger reserves.

(c) Equity attributed to owners of the parent – movements in other reserves and retained earnings (which are after deducting treasury shares) shown above comprise:

							Retained earnings
	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m
1 January 2019	(914)	(177)	6	179	573	(333)	(5,242)	43,799
Comprehensive income and expense
Profit for the year	-	-	-	-	-	-	-	5,704
Differences on exchange	(2,948)	-	-	-	-	(2,948)	-	-
Cash flow hedges
– net fair value losses	-	(246)	-	-	-	(246)	-	-
– reclassified and reported in profit for the year	-	53	-	-	-	53	-	-
Net investment hedges
– net fair value gains	21	-	-	-	-	21	-	-
– differences on exchange on borrowings	(18)	-	-	-	-	(18)	-	-
Associates - share of OCI, net of tax (note 5)	(115)	-	-	-	-	(115)	-	-
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	-	56	-	-	-	56	-	-
Retirement benefit schemes
– net actuarial losses (note 11)	-	-	-	-	-	-	-	(582)
– surplus recognition (note 11)	-	-	-	-	-	-	-	(7)
Associates - share of OCI, net of tax (note 5)	-	-	7	-	-	7	-	-
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	-	-	-	-	-	-	-	75
Other changes in equity
Cash flow hedges reclassified and reported in total assets	-	(32)	-	-	-	(32)	-	-
Employee share options
– value of employee services	-	-	-	-	-	-	-	115
Dividends and other appropriations
– ordinary shares	-	-	-	-	-	-	-	(3,476)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	-	-	-	(117)	-
Other movements	-	-	-	-	-	-	98	(133)

31 December 2019	(3,974)	(346)	13	179	573	(3,555)	(5,261)	45,495

							Retained earnings
	Translation reserve (i) £m	Hedging reserve (ii) £m	Fair value reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m
31 December 2017	(4,029)	(132)	17	179	573	(3,392)	(5,195)	42,130
Accounting policy change (IFRS 9) (note 30)	-	-	(9)	-	-	(9)	-	(29)
1 January 2018	(4,029)	(132)	8	179	573	(3,401)	(5,195)	42,101
Comprehensive income and expense
Profit for the year	-	-	-	-	-	-	-	6,032
Differences on exchange	3,861	-	-	-	-	3,861	-	-
Cash flow hedges
– net fair value losses	-	(58)	-	-	-	(58)	-	-
– reclassified and reported in profit for the year	-	17	-	-	-	17	-	-
Investments held at fair value
– reclassified and reported in retained earnings	-	-	(8)	-	-	(8)	-	8
Net investment hedges
– net fair value losses	(472)	-	-	-	-	(472)	-	-
– differences on exchange on borrowings	(236)	-	-	-	-	(236)	-	-
Associates - share of OCI, net of tax (note 5)	(38)	-	-	-	-	(38)	-	-
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	-	18	-	-	-	18	-	-
Retirement benefit schemes
– net actuarial gains (note 11)	-	-	-	-	-	-	-	138
– surplus recognition (note 11)	-	-	-	-	-	-	-	4
Associates - share of OCI, net of tax (note 5)	-	-	6	-	-	6	-	-
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	-	-	-	-	-	-	-	(33)
Other changes in equity
Cash flow hedges reclassified and reported in total assets	-	(22)	-	-	-	(22)	-	-
Employee share options
– value of employee services	-	-	-	-	-	-	-	121
Dividends and other appropriations
– ordinary shares	-	-	-	-	-	-	-	(4,463)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	-	-	-	(139)	-
Non-controlling interests - acquisitions (note 23(c))	-	-	-	-	-	-	-	(11)
Other movements	-	-	-	-	-	-	92	(98)

31 December 2018	(914)	(177)	6	179	573	(333)	(5,242)	43,799

							Retained earnings
	Translation reserve (i) £m	Hedging reserve (ii) £m	Available- for-sale reserve (iii) £m	Revaluation reserve (iv) £m	Other (v) £m	Total other reserves £m	Treasury shares (vi) £m	Other £m
1 January 2017	(382)	4	39	179	573	413	(5,053)	8,384
Comprehensive income and expense
Profit for the year	-	-	-	-	-	-	-	37,485
Differences on exchange	(3,082)	-	-	-	-	(3,082)	-	-
Cash flow hedges
– net fair value losses	-	(263)	-	-	-	(263)	-	-
– reclassified and reported in profit for the year	-	109	-	-	-	109	-	-
– reclassified and reported in total assets	-	(16)	-	-	-	(16)	-	-
Investments held at fair value
– net fair value losses	-	-	(27)	-	-	(27)	-	-
Net investment hedges
– net fair value gains	425	-	-	-	-	425	-	-
– differences on exchange on borrowings	(67)	-	-	-	-	(67)	-	-
Associates - share of OCI, net of tax (note 5)	(923)	-	5	-	-	(918)	-	-
Tax on items recognised directly in other comprehensive income that may be reclassified subsequently to profit or loss (note 6(f))	-	34	-	-	-	34	-	-
Retirement benefit schemes
– net actuarial gains (note 11)	-	-	-	-	-	-	-	832
– surplus recognition (note 11)	-	-	-	-	-	-	-	(5)
Associates - share of OCI, net of tax (note 5)	-	-	-	-	-	-	-	25
Tax on items recognised directly in other comprehensive income that will not be reclassified subsequently to profit or loss (note 6(f))	-	-	-	-	-	-	-	(171)
Other changes in equity
Employee share options
– value of employee services	-	-	-	-	-	-	-	105
Dividends and other appropriations
– ordinary shares	-	-	-	-	-	-	-	(4,465)
Purchase of own shares
– held in employee share ownership trusts	-	-	-	-	-	-	(205)	-
Other movements	-	-	-	-	-	-	63	(60)

31 December 2017	(4,029)	(132)	17	179	573	(3,392)	(5,195)	42,130

i.	Translation reserve:

The translation reserve is explained in the accounting policy on foreign currencies in note 1.

In 2018, within the translation reserve differences on exchange, a gain of £107 million has been recognised in relation to the application of hyperinflationary accounting in Venezuela as explained in note 3(h).

In 2017, included within the £923 million of differences on exchange in respect of associates is a debit of £545 million in respect of foreign exchange recycled from reserves as a result of the divestment of the RAI associate. This has been reported in the Group’s share of post-tax results of associates and joint ventures.

ii.	Hedging reserve:

The hedging reserve is explained in the accounting policy on financial instruments in note 1.

Of the amounts reclassified from the hedging reserve and reported in profit for the year, a gain of £12 million (2018: £15 million gain; 2017: £52 million gain) and a gain of £3 million (2018: £23 million gain; 2017: £27 million loss) were reported within revenue and raw materials and consumables, respectively, together with a gain of £11 million (2018: £7 million loss; 2017: £4 million gain) reported in other operating expenses and a gain of £27 million (2018: £14 million loss; 2017: £80 million gain) reported within net finance costs.

The Group hedges certain foreign currency denominated borrowings with cross-currency interest rate swaps. As permitted by IFRS 9 Financial Instruments, the foreign currency basis spreads have been separated from the hedging instrument and are recognised in reserves as a “cost of hedging” and are reclassified to the income statement in the same period in which profit and loss is affected by the hedged expected cashflows as a component of the associated interest expense. The basis spreads are disclosed within hedging reserves as they are not material. Included within the balance of hedging reserves at 31 December 2019 is an accumulated gain of £14 million (2018: £20 million gain) in respect of the cost of hedging.

iii.	Fair value reserve (available-for-sale reserve, prior to 1 January 2018):

The fair value reserve (available-for-sale reserve, prior to 1 January 2018) is explained in the accounting policy on financial instruments in note 1. Fair value gains and losses arising from investments held at fair value through other comprehensive income are recognised in this reserve.

iv.	Revaluation reserve:

The revaluation reserve relates to the acquisition of the cigarette and snus business of ST in 2008.

v.	Other reserves:

Other reserves comprise:

(a) £483 million which arose in 1998 from merger accounting in a Scheme of Arrangement and Reconstruction whereby British American Tobacco p.l.c. acquired the entire share capital of B.A.T Industries p.l.c. and the share capital of that company’s principal financial services subsidiaries was distributed, so effectively demerging them; and

(b) In the 1999 Rothmans transaction, convertible redeemable preference shares were issued as part of the consideration. The discount on these shares was amortised by crediting other reserves and charging retained earnings. The £90 million balance in other reserves comprises the accumulated balance in respect of the preference shares converted during 2004.

vi.	Treasury shares:

Total equity attributable to owners of the parent is stated after deducting the cost of treasury shares which include £4,845 million (2018: £4,845 million; 2017: £4,845 million) for shares repurchased and not cancelled and £416 million (2018: £397 million; 2017: £350 million) in respect of the cost of own shares held in employee share ownership trusts.

The share buy-back programme was suspended from 30 July 2014. As at 31 December 2019, treasury shares include 8,275,677 (2018: 7,536,408; 2017: 6,750,597) of shares held in trust and 162,645,590 (2018: 162,645,590; 2017: 162,645,590) of shares repurchased and not cancelled as part of the Company’s share buy-back programme.

Taxation in equity

The tax attributable to components of other comprehensive income is as follows:

	2019 £m	2018 £m	2017 £m
Hedging reserve
Cash flow hedges – net fair value losses	56	18	34

	56	18	34

Retained earnings
– actuarial losses/(gains) in respect of subsidiaries	75	(33)	(171)

	75	(33)	(171)

Owners of the parent	131	(15)	(137)
Non-controlling interests	-	-	-

Total tax recognised in other comprehensive income for the year (note 6(f))	131	(15)	(137)

(d) Non-controlling interests

Movements in non-controlling interests primarily relate to profit for the year and dividends (reported as a movement in retained earnings) and differences on exchange arising from the translation into sterling (reported as a movement in other reserves). Information on subsidiaries with material non-controlling interests is provided in note 28.

(e) Dividends and other appropriations

With effect from 1 January 2018, the Company pays dividends on a quarterly basis. The interim quarterly dividend payment for the year ended 31 December 2018 of 203.0p per ordinary share (prior year: 195.2p per ordinary share) was payable in four equal instalments: amounts payable in May 2019 of £1,157 million (May 2018: £1,117 million), August 2019 of £1,159 million (August 2018: £1,112 million), November 2019 of £1,160 million (November 2018: £1,115 million) and £1,161 million in February 2020 (February 2019: £1,119 million) respectively. The total dividends recognised as an appropriation from reserves in 2019 was £3,476 million (2018: £4,463 million).

Prior to 2018, the Group paid a final dividend of 118.1p per share in May 2017 amounting to £2,181 million and an interim dividend of 56.5p per share in September 2017 amounting to £1,284 million. As part of the transition to interim dividends, and to ensure shareholders received the equivalent amount of total cash payments in 2018 as they would have under the previous payment policy, an additional interim dividend of 43.6p per share amounting to £1,000 million was paid in February 2018. The total dividends appropriated from reserves in respect of 2017 were £4,465 million.

During the year, as an outcome of the Financial Reporting Council’s (FRC’s) review of the Group’s 2018 Report and Accounts, the Group received correspondence related to a number of areas, including the accounting treatment for interim dividends. It was agreed that the recognition of an accrual at 31 December 2017 (in respect of the dividend paid in February 2018) and 31 December 2018 (in respect of the dividend paid in February 2019) was incorrect. The error was identified by reference to the ICAEW Technical Release 02/17BL regarding ‘Guidance on Realised and Distributable Profits under the Companies Act 2006’. This translated into an overstatement of liabilities and understatement of equity by £1,000 million in 2017 and £1,116 million in 2018. Accordingly, the Group has revised the treatment with respect to dividends, to recognise interim dividends in the period in which they are paid. The review conducted by the FRC was based solely on the Group’s published report and accounts and does not provide any assurance that the report and accounts are correct in all material respects.

After considering the requirements of IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors, the Directors determined that the impact of the error, whilst over the Group’s materiality (£330 million in 2017 and £420 million in 2018), would not influence the economic decisions of the users of the financial statements with the share price trading “ex-dividend” at the balance sheet date. The Directors also determined that there was no impact to the amount or timing of the cash received by shareholders, no impact to the Group’s Income Statement in those periods and had no impact to the Group’s performance metrics on an actual or forecast basis. Accordingly, the Directors concluded that the error was not material and that prior years would not be restated.

From 2019, the Group will recognise interim dividends as a liability in the Group’s financial statements in the period in which they are paid. This does not constitute any change in the Group’s approach to dividend distribution to shareholders which remains being the declaration of the dividend by the Directors in February following the balance sheet date, payable over 4 equal quarterly instalments.

In addition, on 27 February 2020, the Board declared an interim dividend of 210.4p per ordinary share of 25p, for the year ended 31 December 2019, payable in four equal quarterly instalments of 52.6p per ordinary share in May 2020, August 2020, November 2020 and February 2021. These payments will be recognised as appropriations from reserves in 2020 and 2021. The total amount payable is estimated to be £4,826 million based on the number of shares outstanding at the date of these accounts.

19 Borrowings

	Currency	Maturity dates	Interest rates	2019 £m	2018 £m
Eurobonds	Euro	2020 to 2045	0.9% to 4.9%	7,591	8,717
	Euro	2021	3m EURIBOR +50bps	931	986
	UK sterling	2021 to 2055	1.8% to 7.3%	4,161	4,671
	US dollar	2019	1.6%	-	512
	Swiss franc	2021 to 2026	0.6% to 1.4%	510	523
Bonds issued pursuant to Rules under the US Securities Act (as amended)	US dollar	2020 to 2049	2.8% to 8.1%	23,805	25,428
	US dollar	2020 to 2022	USD 3m LIBOR + 59bps to 88bps	1,325	1,381

Bonds and notes				38,323	42,218
Commercial paper				1,056	536
Other loans				4,624	3,859
Bank loans				293	608
Bank overdrafts				491	274
Lease liabilities				579	14

				45,366	47,509

The interest on the commercial paper referred to in the table above is based on USD LIBOR plus a margin ranging between 22 and 63 basis points and EURIBOR plus a margin ranging between 10 and 24 basis points (2018: USD LIBOR plus a margin ranging between 22 and 65 basis points and EURIBOR plus a margin ranging between 8 and 15 basis points).

Other loans primarily comprise of £745 million (2018: £nil) relating to bilateral facilities maturing in 2020 and £3,859 million (2018: £3,859 million) relating to two £1,929 million term loans maturing in 2020 and 2022.

Current borrowings per the balance sheet include interest payable of £474 million at 31 December 2019 (2018: £470 million). Included within borrowings are £5,136 million (2018: £6,245 million) of borrowings subject to fair value hedges where their amortised cost has been increased by £210 million (2018: £179 million) in the table above.

The fair value of borrowings is estimated to be £45,674 million (2018: £44,457 million) of which £38,631 million (2018: £39,169 million) has been calculated using quoted market prices and is within level 1 of the fair value hierarchy and £7,043 million (2018: £5,288 million) has been calculated based on discounted cash flow analysis and is within level 3 of the fair value hierarchy.

Amounts secured on Group assets including property, plant and equipment, inventory and receivables as at 31 December 2019 are £88 million (2018: £75 million). The majority of lease liabilities are also secured against the associated assets.

Borrowings are repayable as follows:

	Per balance sheet		Contractual gross maturities

	2019	2018	2019	2018
	£m	£m	£m	£m

Within one year	7,562	4,225	8,926	5,636
Between one and two years	2,947	7,261	4,181	8,471
Between two and three years	6,992	2,958	8,215	4,086
Between three and four years	2,505	7,095	3,529	8,131
Between four and five years	3,173	2,580	3,871	3,462
Beyond five years	22,187	23,390	32,176	32,712

	45,366	47,509	60,898	62,498

The contractual gross maturities in each year include the borrowings maturing in that year together with forecast interest payments on all borrowings which are outstanding for all or part of that year.

Borrowings are denominated in the functional currency of the subsidiary undertaking or other currencies as shown below:

	Functional currency	US dollar	UK sterling	Euro	Canadian dollar	Other currencies	Total
	£m	£m	£m	£m	£m	£m	£m

31 December 2019
Total borrowings	32,536	2,772	451	8,919	10	678	45,366
Effect of derivative financial instruments
– cross-currency swaps	3,946	-	(450)	(3,432)	-	(249)	(185)
– forward foreign currency contracts	(610)	(213)	-	440	-	372	(11)

	35,872	2,559	1	5,927	10	801	45,170

31 December 2018
Total borrowings	32,612	3,803	450	10,089	-	555	47,509
Effect of derivative financial instruments
– cross-currency swaps	4,029	17	(450)	(3,653)	-	(256)	(313)
– forward foreign currency contracts	(1,905)	1,961	-	(389)	-	321	(12)

	34,736	5,781	-	6,047	-	620	47,184

The exposure to interest rate changes when borrowings are re-priced is as follows:

	Within 1 year	Between 1-2 years	Between 2-3 years	Between 3-4 years	Between 4-5 years	Beyond 5 years	Total
	£m	£m	£m	£m	£m	£m	£m

31 December 2019
Total borrowings	11,145	1,888	4,432	2,451	3,161	22,289	45,366
Effect of derivative financial instruments
– interest rate swaps	1,794	(508)	(226)	-	-	(1,060)	-
– cross-currency swaps	1,335	(758)	-	(649)	-	(115)	(187)

	14,274	622	4,206	1,802	3,161	21,114	45,179

31 December 2018
Total borrowings	10,384	4,540	1,967	4,577	2,585	23,456	47,509
Effect of derivative financial instruments
– interest rate swaps	3,069	(589)	(539)	(236)	-	(1,705)	-
– cross-currency swaps	1,318	-	(793)	-	(700)	(138)	(313)

	14,771	3,951	635	4,341	1,885	21,613	47,196

Lease liabilities are repayable as follows:

	Per balance sheet		Contractual gross maturities

	2019	2018	2019	2018
	£m	£m	£m	£m

Within one year	154	7	178	7
Between one and two years	120	5	138	5
Between two and three years	92	2	100	2
Between three and four years	64	-	72	-
Between four and five years	43	-	51	-
Beyond five years	106	-	135	-

	579	14	674	14

The Group’s undrawn committed borrowing facilities (note 22) total £6,000 million (2018: £6,000 million) with £3,000 million maturing within one year (2018: £3,000 million maturing within one year) and with £3,000 million maturing between one and two years (2018: £3,000 million maturing between two and three years).

The Group defines net debt as follows:

	2019	2018
	£m	£m
Borrowings*	44,787	47,495
Lease liabilities	579	14
Derivatives in respect of net debt:
– assets (note 15)	(527)	(647)
– liabilities (note 15)	384	269
Cash and cash equivalents (note 17)	(2,526)	(2,602)
Current investments held at fair value (note 14)	(123)	(178)

	42,574	44,351

* Borrowings as at 31 December 2019 include £848 million (2018: £944 million) in respect of the purchase price adjustments relating to the acquisition of Reynolds.

The movements in net debt are presented below along with a reconciliation to the financing activities in the Group Cash Flow Statement:

							2019
							£m
	Opening balance	Accounting policy change (IFRS 16) (note 30)	Subsidiaries acquired	Cash flow	Foreign exchange	Fair value, accrued interest and other	Closing balance

Borrowings	47,495	-	-	(1,176)	(1,536)	4	44,787
Lease liabilities	14	607	3	(154)	(30)	139	579
Derivatives in respect of net debt:
– assets (note 15)	(647)	-	-	(2)	107	15	(527)
– liabilities (note 15)	269	-	-	(389)	491	13	384
Cash and cash equivalents (note 17)	(2,602)	-	-	17	57	2	(2,526)
Current investments held at fair value (note 14)	(178)	-	-	95	38	(78)	(123)

	44,351	607	3	(1,609)	(873)	95	42,574

Other movements in lease liabilities in 2019 mainly comprise additions of £135 million (net of reassessments, modifications and terminations), see note 9. The £78 million increase in current investments held at fair value represents the fair value gains for these investments.

								2018
								£m
	Opening balance	Accounting policy change (IFRS 9) (note 30)	Revised opening balance	Subsidiaries acquired	Cash flow	Foreign exchange	Fair value, accrued interest and other	Closing balance

Borrowings	49,450	-	49,450	-	(3,671)	1,826	(96)	47,509
Derivatives in respect of net debt:
– assets (note 15)	(640)	-	(640)	-	109	(55)	(61)	(647)
– liabilities (note 15)	117	-	117	-	(6)	132	26	269
Cash and cash equivalents (note 17)	(3,291)	-	(3,291)	(1)	563	100	27	(2,602)
Current investments held at fair value (note 14)	(65)	(144)	(209)	-	9	53	(31)	(178)

	45,571	(144)	45,427	(1)	(2,996)	2,056	(135)	44,351

	2019	2018
	£m	£m

Cash flows per net debt statement	(1,609)	(2,996)
Non-financing cash flows included in net debt	(329)	(386)
Interest paid	(1,601)	(1,557)
Interest element of lease liabilities	(32)	(2)
Remaining cash flows relating to derivative financial instruments	(173)	(54)
Purchases of own shares held in employee share ownership trusts	(117)	(139)
Dividends paid to owners of the parent	(4,598)	(4,347)
Capital injection from/(purchases) of non-controlling interests	20	(11)
Dividends paid to non-controlling interests	(157)	(142)
Other	3	4

Net cash used in financing activities per cash flow statement	(8,593)	(9,630)

20 Provisions for liabilities

	Restructuring of existing businesses	Employee- related benefits	Fox River	Other provisions	Total
	£m	£m	£m	£m	£m

1 January 2019	127	33	108	381	649
Differences on exchange	(11)	(1)	-	(17)	(29)
Provided in respect of the year	235	9	-	793	1,037
– in respect of Quebec Class Action	-	-	-	436	436
– in respect of excise dispute in Russia	-	-	-	252	252
– in respect of other	235	9	-	105	349
Utilised during the year	(53)	(13)	(35)	(498)	(599)
– in respect of Quebec Class Action	-	-	-	(436)	(436)
– in respect of other	(53)	(13)	(35)	(62)	(163)
31 December 2019	298	28	73	659	1,058

Analysed on the balance sheet as
– current	203	14	6	447	670
– non-current	95	14	67	212	388

	298	28	73	659	1,058

	Restructuring of existing businesses	Employee- related benefits	Fox River	Other provisions	Total
	£m	£m	£m	£m	£m

1 January 2018	158	40	138	417	753
Differences on exchange	-	(3)	-	(15)	(18)
Provided in respect of the year	41	10	-	50	101
Utilised during the year	(72)	(14)	(30)	(71)	(187)

31 December 2018	127	33	108	381	649

Analysed on the balance sheet as
– current	74	17	19	208	318
– non-current	53	16	89	173	331

	127	33	108	381	649

The restructuring provisions relate to the restructuring and integration costs incurred and are reported as adjusting items. The principal restructuring activities in 2019 and 2018 are as described in note 3(e). While some elements of the non-current provisions of £95 million will unwind over several years, as termination payments are made over extended periods in some countries, it is estimated that approximately 29% will unwind within five years.

Employee-related benefits mainly relate to employee benefits other than post-employment benefits. The principal components of these provisions are gratuity and termination awards, and ‘jubilee’ payments due after a certain service period. It is estimated that approximately 28% of the non-current provisions of £14 million will unwind within five years.

A provision of £274 million was made in 2011 for a potential claim under a 1998 settlement agreement entered into by a Group subsidiary in respect of the clean-up of sediment in the Fox River. On 30 September 2014, the Group, NCR, Appvion and Windward Prospects entered into a funding agreement; the details of this agreement are explained in note 27. This agreement led to payments of £32 million in 2019 (2018: £25 million). In addition, the Group incurred legal costs of £3 million (2018: £5 million), which were also charged against the provision. It is expected that the non-current provision will unwind within five years.

On 10 February 2017, a decision was delivered on the further hearing related to a payment of dividends by Windward to Sequana in May 2009. Further details are provided in note 27.

Other provisions comprise balances set up in the ordinary course of general business that cannot be classified within the other categories, such as sales returns and onerous contracts, together with amounts in respect of supplier, excise and other disputes. The nature of the amounts provided in respect of disputes is such that the extent and timing of cash flows are difficult to estimate and the ultimate liability may vary from the amounts provided.

In 2019, following the Quebec Class Action judgment on 1 March 2019, the Group recognised a provision of CAD$758 million (£436 million) representing the expected liability associated with the claim. As explained in note 13, the Group has utilised the litigation related deposit against the current estimate of the liability and consequently both the provision and litigation related deposit (note 13) have reduced. Further details are provided in note 27.

As explained in note 3(h), in 2019, the Group recognised a provision of £252 million in relation to the Russia excise dispute.

Amounts provided above are shown net of reversals of unused provisions which include reversals of £18 million (2018: £12 million) for restructuring of existing businesses, £3 million (2018: £4 million) for employee benefits and £97 million (2018: £111 million) for other provisions, of which £10 million (2018: £56 million) was reclassified to trade and other payables.

21 Trade and other payables

	2019	2018
	£m	£m
Trade payables	3,453	3,557
Duty, excise and other taxes	3,852	3,519
Accrued charges and deferred income	2,037	2,038
FII GLO deferred income (note 6(b))	963	963
Social security and other taxation	51	55
Sundry payables	405	1,554

	10,761	11,686

Current	9,727	10,631
Non-current	1,034	1,055

	10,761	11,686

The movement in sundry payables relates to the correction for the accounting for dividends, as explained in note 18(e).

As explained in note 13, the Group acts as a collection agent for banks and other financial institutions in certain debt factoring arrangements. The cash collected in respect of these arrangements that has not yet been remitted amounts to £115 million (2018: £118 million) and is included in sundry payables.

In addition, the Group has certain Supply Chain Financing (SCF) or ‘reverse factoring’ arrangements in place. The principal purpose of these arrangements is to provide the supplier with the option to access liquidity earlier through the sale of its receivables due from the Group to a bank or other financial institution prior to their due date. Management has determined that the Group’s payables to these suppliers have neither been extinguished nor have the liabilities been significantly modified by these arrangements. The value of amounts payable, invoice due dates and other terms and conditions applicable, from the Group’s perspective, remain unaltered, with only the ultimate payee being changed. At 31 December 2019, the value of amounts payable under the SCF programmes was £71 million (2018: £45 million). The cash outflows in respect of these arrangements have been recognised within operating cash flows.

Accrued charges and deferred income include £4 million of deferred income (2018: £5 million) and £61 million (2018: £51 million) in respect of interest payable mainly related to tax matters. FII GLO deferred income of £963 million relates to receipts in 2015, in respect of the Franked Investment Income Government Litigation Order (note 6(b)). Amounts payable to related parties including associated undertakings are shown in note 26.

There is no material difference between the above amounts for trade and other payables and their fair value due to the short-term duration of the majority of trade and other payables, as determined using discounted cash flow analysis.

Trade and other payables are predominantly denominated in the functional currencies of subsidiary undertakings with less than 6% in other currencies (2018: less than 5% in other currencies).

22 Financial instruments and risk management

Management of financial risks

One of the principal responsibilities of Treasury is to manage the financial risks arising from the Group’s underlying operations. Specifically, Treasury manages, within an overall policy framework set by the Group’s Main Board and Corporate Finance Committee (CFC), the Group’s exposure to funding and liquidity, interest rate, foreign exchange and counterparty risks. The Group’s treasury position is monitored by the CFC which meets regularly throughout the year and is chaired by the Group Finance Director. The approach is one of risk reduction within an overall framework of delivering total shareholder return.

The Group defines capital as net debt (note 19) and equity (note 18). The only externally imposed capital requirement for the Group is interest cover as described under interest rate risk below. The Group assesses its financial capacity by reference to cash flow, net debt and interest cover. Group policies include a set of financing principles and key performance indicators including the monitoring of credit ratings, interest cover and liquidity. These provide a framework within which the Group’s capital base is managed and, in particular, the policies on dividends (as a percentage of long-term sustainable earnings) and share buy-back are decided. The key objective of the financing principles is to appropriately balance the interests of equity and debt holders in driving an efficient financing mix for the Group. The Group’s average cost of debt in 2019 is 3.3% (2018: 3.0%).

The Group manages its financial risks in line with the classification of its financial assets and liabilities in the Group’s balance sheet and related notes. The Group’s management of specific risks is dealt with as follows:

Liquidity risk

It is the policy of the Group to maximise financial flexibility and minimise refinancing risk by issuing debt with a range of maturities, generally matching the projected cash flows of the Group and obtaining this financing from a wide range of sources. The Group has a target average centrally managed debt maturity of at least five years with no more than 20% of centrally managed debt maturing in a single rolling year. As at 31 December 2019, the average centrally managed debt maturity was 9.1 years (2018: 8.8 years) and the highest proportion of centrally managed debt maturing in a single rolling year was 18.6% (2018: 18.4%).

It is Group policy that short-term sources of funds (including drawings under both the Group US$4 billion US commercial paper (US CP) programme and the Group £3 billion euro commercial paper (ECP) programme are backed by undrawn committed lines of credit and cash. Commercial paper is issued by B.A.T. International Finance p.l.c. and B.A.T Capital Corporation and guaranteed by British American Tobacco p.l.c.. At 31 December 2019, commercial paper of £1,056 million was outstanding (2018: £536 million).

The Group utilises cash pooling and zero balancing bank account structures in addition to intercompany loans and borrowings to mobilise cash efficiently within the Group. The key objectives of Treasury in respect of cash and cash equivalents are to protect their principal value, to concentrate cash at the centre, to minimise the required debt issuance and to optimise the yield earned. The amount of debt issued by the Group is determined by forecasting the net debt requirement after the mobilisation of cash.

The Group continues to target a solid investment-grade credit rating. Following the announcement of the agreement to acquire the remaining 57.8% of Reynolds American Inc. not already owned by the Group, in January 2017, Moody’s and S&P revised the Group’s rating to Baa2 and BBB+ with stable outlook, respectively. The Group’s strategy is to continue deleveraging and is seeking to recover to Baa1/BBB+ in the medium term. The Group is confident of its continued ability to successfully access the debt capital markets.

As part of its short-term cash management, the Group invests in a range of cash and cash equivalents, including money market funds, which are regarded as highly liquid and are not exposed to significant changes in fair value. These are kept under continuous review as described in the credit risk section below. At 31 December 2019, cash and cash equivalents include £nil invested in money market funds (2018: £25 million).

As part of its working capital management, in certain countries, the Group has entered into factoring arrangements and supply chain financing arrangements. These are explained in further detail in note 13 and note 21.

Subsidiary companies are funded by share capital and retained earnings, loans from the central finance companies on commercial terms, or through local borrowings by the subsidiaries in appropriate currencies to predominantly fund short-to-medium term working capital requirements. All contractual borrowing covenants have been met and none of them is expected to inhibit the Group’s operations or funding plans.

In March and June 2019, the Group repaid €820 million and US$750 million bonds at maturity, respectively.

In July 2019, the Group extended the £3 billion tranche of its £6 billion revolving credit facility for a further 364 days with a one-year term-out option. At 31 December 2019, the facility was undrawn (2018: the facility was undrawn). On 12 March 2020, the Group refinanced the existing two-tranche £6 billion revolving credit facility with a new two-tranche £6 billion revolving credit facility. This consists of a £3 billion 364-day tranche (with two one-year extension options and a one-year term-out option), and a £3 billion five-year tranche (with two one-year extension options).

In July 2019, the Group also arranged short term bilateral facilities with some of its core banks for a total amount of £745 million.

Additionally, the Group filed its inaugural SEC shelf programme in July 2019. The SEC shelf programme together with the EMTN programme, will be the basis for future normal issuances in the capital markets.

The Group accessed the US dollar bond market through the SEC shelf programme in September 2019, successfully raising US$3.5 billion across 4 tranches.

In September 2019, the Group repaid a US$650 million bond at maturity.

As part of the liquidity management strategy, the Group has redeemed prior to their maturity a US$2.25 billion bond in September 2019 and a US$1.25 billion bond in November 2019, that would have otherwise matured in 2020.

In December 2019, the Group repaid a £500 million bond at maturity.

In January 2018, the Group repaid the £600 million that was drawn under the 364-day £3 billion Group revolving credit facility. The facility had a one-year extension option which was utilised in July 2018.

In March and June 2018, the Group repaid €400 million and US$2,500 million bonds at maturity, respectively.

Currency risk

The Group is subject to exposure on the translation of the net assets of foreign currency subsidiaries and associates into its reporting currency, sterling. The Group’s primary balance sheet translation exposures are to the US dollar, Canadian dollar, euro, Danish krone, Swiss franc, South African rand, Russian rouble, Brazilian real, Australian dollar, Malaysian ringgit, Singaporean dollar and Indian rupee. These exposures are kept under continuous review. The Group’s policy on borrowings is to broadly match the currency of these borrowings with the currency of cash flows arising from the Group’s underlying operations. Within this overall policy, the Group aims to minimise all balance sheet translation exposure where it is practicable and cost-effective to do so through matching currency assets with currency borrowings. The main objective of these policies is to protect shareholder value by increasing certainty and minimising volatility in earnings per share. At 31 December 2019, the currency profile of the Group’s gross debt, after taking into account derivative contracts, was 59% US dollar (2018: 65%), 13% euro (2018: 13%), 21% sterling (2018: 16%) and 7% other currencies (2018: 6% other currencies).

The Group faces currency exposures arising from the translation of profits earned in foreign currency subsidiaries and associates and joint arrangements; these exposures are not normally hedged. Exposures also arise from:

(i) foreign currency denominated trading transactions undertaken by subsidiaries. These exposures comprise committed and highly probable forecast sales and purchases, which are offset wherever possible. The remaining exposures are hedged within the Treasury policies and procedures with forward foreign exchange contracts and options, which are designated as hedges of the foreign exchange risk of the identified future transactions; and

(ii) forecast dividend flows from subsidiaries to the centre. To ensure cash flow certainty, the Group enters into forward foreign exchange contracts which are designated as net investment hedges of the foreign exchange risk arising from the investments in these subsidiaries.

IFRS 7 requires a sensitivity analysis that shows the impact on the income statement and on items recognised directly in other comprehensive income of hypothetical changes of exchange rates in respect of non-functional currency financial assets and liabilities held across the Group. All other variables are held constant although, in practice, market rates rarely change in isolation. Financial assets and liabilities held in the functional currency of the Group’s subsidiaries, as well as non-financial assets and liabilities and translation risk, are not included in the analysis. The Group considers a 10% strengthening or weakening of the functional currency against the non-functional currency of its subsidiaries as a reasonably possible change. The impact is calculated with reference to the financial asset or liability held as at the year-end, unless this is unrepresentative of the position during the year.

A 10% strengthening of functional currencies against non-functional currencies would result in pre-tax profit being £16 million lower (2018: £33 million higher; 2017: £14 million lower) and items recognised directly in other comprehensive income being £22 million lower (2018: £384 million higher; 2017: £148 million higher). A 10% weakening of functional currencies against non-functional currencies would result in pre-tax profit being £20 million higher (2018: £41 million lower; 2017: £4 million higher) and items recognised directly in other comprehensive income being £27 million higher (2018: £469 million lower; 2017: £148 million lower).

The exchange sensitivities on items recognised directly in other comprehensive income relate to hedging of certain net asset currency positions in the Group, as well as on cash flow hedges in respect of future transactions, but do not include sensitivities in respect of exchange on non-financial assets or liabilities.

Interest rate risk

The objectives of the Group’s interest rate risk management policy are to lessen the impact of adverse interest rate movements on the earnings, cash flow and economic value of the Group and to safeguard against any possible breach of its financial covenants. Additional objectives are to minimise the cost of hedging and the associated counterparty risk.

The Group targets an interest cover ratio, as calculated under its key central banking facilities, of greater than 5 and for 2019 it is 7.1 times (2018: 7.2 times; 2017: 7.8 times). The only externally imposed capital requirement the Group has is in respect of its centrally managed banking facilities, which require a gross interest cover of at least 4.5 times.

In order to manage its interest rate risk, the Group maintains both floating rate and fixed rate debt. The Group sets targets (within overall guidelines) for the desired ratio of floating to fixed rate debt on a net basis (at least 50% fixed on a net basis in the short to medium term) as a result of regular reviews of market conditions and strategy by the Corporate Finance Committee and the board of the main central finance company. At 31 December 2019, the relevant ratios of floating to fixed rate borrowings were 18:82 (2018: 21:79) on a net basis. Underlying borrowings are arranged on both a fixed rate and a floating rate basis and, where appropriate, the Group uses derivatives, primarily interest rate swaps to vary the fixed and floating mix, or forward starting swaps to manage the refinancing risk. The interest rate profile of liquid assets is taken into account in determining the net interest rate exposure.

IFRS 7 requires a sensitivity analysis that shows the impact on the income statement and on items recognised directly in other comprehensive income of hypothetical changes of interest rates in respect of financial assets and liabilities of the Group. All other variables are held constant although, in practice, market rates rarely change in isolation. For the purposes of this sensitivity analysis, financial assets and liabilities with fixed interest rates are not included. The Group considers a 100 basis point change in interest rates a reasonably possible change except where rates are less than 100 basis points. In these instances it is assumed that the interest rates increase by 100 basis points and decrease to zero for the purpose of performing the sensitivity analysis. The impact is calculated with reference to the financial asset or liability held as at the year-end, unless this is unrepresentative of the position during the year.

A 100 basis point increase in interest rates would result in pre-tax profit being £143 million lower (2018: £90 million lower; 2017: £108 million lower). A 100 basis point decrease in interest rates, or less where applicable, would result in pre-tax profit being £108 million higher (2018: £74 million higher; 2017: £77 million higher). The effect of these interest rate changes on items recognised directly in other comprehensive income is not material in either year.

The Group has early adopted the Amendments to IFRS9 Financial Instruments in respect of the Interest Rate Benchmark Reform as a result of the UK Financial Conduct Authority’s announcement on 27 July 2017. Considering the relevant hedge relationships impacted by these amendments, as at 31 December 2019, the Group has floating rate borrowings with nominal value of £1,929 million and US$750 million (£566 million) that are due to mature in January 2022 and August 2022, respectively.

In relation to the Group’s floating rate borrowings and hedge instruments, there is exposure to uncertainty arising from changes in the USD LIBOR, EURIBOR and GBP LIBOR benchmarks. The Group believes that its contracts with interest rates based on these benchmarks adequately provide for alternate calculations of interest in the event that they are unavailable. The Group believes that any resulting ineffectiveness consequent to the Interest Rate Benchmark Reform is likely to be immaterial. Although these calculations may cause an administrative burden, the Group does not believe that these would materially adversely affect the Group or its ability to manage its interest rate risk.

Credit risk

The Group has no significant concentrations of customer credit risk. Subsidiaries have policies in place requiring appropriate credit checks on potential customers before sales commence. The process for monitoring and managing credit risk once sales to customers have been made varies depending on local practice in the countries concerned.

Certain territories have bank guarantees, other guarantees or credit insurance provided in the Group’s favour in respect of Group trade receivables, the issuance and terms of which are dependent on local practices in the countries concerned. All derivatives are subject to ISDA agreements or equivalent documentation.

Cash deposits and other financial instruments give rise to credit risk on the amounts due from the related counterparties. Generally, the Group aims to transact with counterparties with strong investment grade credit ratings. However, the Group recognises that due to the need to operate over a large geographic footprint, this will not always be possible. Counterparty credit risk is managed on a global basis by limiting the aggregate amount and duration of exposure to any one counterparty, taking into account its credit rating. The credit ratings of all counterparties are reviewed regularly.

The Group ensures that it has sufficient counterparty credit capacity of requisite quality to undertake all anticipated transactions throughout its geographic footprint, while at the same time ensuring that there is no geographic concentration in the location of counterparties.

With the following exceptions, the maximum exposure to the credit risk of financial assets at the balance sheet date is reflected by the carrying values included in the Group’s balance sheet. In 2014, the Group entered into a guarantee arrangement in respect of the borrowings of the non-controlling interest in relation to the capital injection made to the Group’s Algerian business. The Group no longer has this credit exposure as it was repaid in 2018. In addition, the Group has entered into short-term risk participation agreements in relation to certain leaf supply arrangements and the maximum exposure under these would be £54 million (2018: £102 million). In 2017, the Group entered into a guarantee arrangement to support a short-term credit facility with a distributor. The maximum exposure under the arrangement would be £54 million (2018: £102 million).

Price risk

The Group is exposed to price risk on investments held by the Group, which are included in investments held at fair value on the consolidated balance sheet, but the quantum of such is not material.

Hedge accounting

In order to qualify for hedge accounting, the Group is required to document prospectively the economic relationship between the item being hedged and the hedging instrument. The Group is also required to demonstrate an assessment of the economic relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an ongoing basis. This effectiveness testing is repeated periodically to ensure that the hedge has remained, and is expected to remain, highly effective. The prospective effectiveness testing determines that an economic relationship between the hedged item and the hedging instrument exists.

In accordance with the Group Treasury Manual, the exact hedge ratios and profile of a hedge relationship will depend on several factors, including the desired degree of certainty and reduced volatility of net interest costs and market conditions, trends and expectations in the relevant markets. The sources of ineffectiveness include spot and forward differences, impact of time value and timing differences between periods in the hedged item and hedging instrument.

The Group’s risk management strategy has been explained in further detail under the interest rate risk and currency risk sections of this note.

Fair value estimation

The fair values of financial assets and liabilities with maturities of less than one year, other than derivatives, are assumed to approximate their book values. For other financial instruments which are measured at fair value in the balance sheet, the basis for fair values is described below.

Fair value hierarchy

The following table presents the Group’s financial assets and liabilities that are measured at fair value in accordance with IFRS 13 classification hierarchy:

	2019				2018

	Level 1 £m	Level 2 £m	Level 3 £m	Total £m	Level 1 £m	Level 2 £m	Level 3 £m	Total £m
Assets at fair value
Investment held at fair value (note 14)	78	-	57	135	141	-	76	217
Derivatives relating to
– interest rate swaps (note 15)	-	180	-	180	-	187	-	187
– cross-currency swaps (note 15)	-	305	-	305	-	431	-	431
– forward foreign currency contracts (note 15)	-	280	-	280	-	117	-	117

Assets at fair value	78	765	57	900	141	735	76	952

Liabilities at fair value
Derivatives relating to
– interest rate swaps (note 15)	-	255	-	255	-	181	-	181
– cross-currency swaps (note 15)	-	84	-	84	-	56	-	56
– forward foreign currency contracts (note 15)	-	129	-	129	-	279	-	279

Liabilities at fair value	-	468	-	468	-	516	-	516

Level 2 financial instruments are not traded in an active market, but the fair values are based on quoted market prices, broker/dealer quotations, or alternative pricing sources with reasonable levels of price transparency. The Group’s level 2 financial instruments include OTC derivatives.

Netting arrangements of derivative financial instruments

The gross fair value of derivative financial instruments as presented in the Group balance sheet, together with the Group’s rights of offset associated with recognised financial assets and recognised financial liabilities subject to enforceable master netting arrangements and similar agreements, is summarised as follows:

	2019			2018

	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m	Amount presented in the Group balance sheet* £m	Related amounts not offset in the Group balance sheet £m	Net amount £m
Financial assets
– Derivative financial instruments (note 15)	765	(291)	474	735	(295)	440
Financial liabilities
– Derivative financial instruments (note 15)	(468)	291	(177)	(516)	295	(221)

	297	-	297	219	-	219

* No financial instruments have been offset in the Group balance sheet.

The Group is subject to master netting arrangements in force with financial counterparties with whom the Group trades derivatives.

The master netting arrangements determine the proceedings should either party default on their obligations. In case of any event of default: the non-defaulting party will calculate the sum of the replacement cost of outstanding transactions and amounts owed to it by the defaulting party. If that sum exceeds the amounts owed to the defaulting party, the defaulting party will pay the balance to the non-defaulting party. If the sum is less than the amounts owed to the defaulting party, the non-defaulting party will pay the balance to the defaulting party.

The hedged items by risk category are presented below:

	2019
		Accumulated amount of fair value hedge adjustments on the hedged	Line item in the	Changes in fair
	Carrying amount of the hedged item	item included in the carrying amount of the hedged item	statement of financial	value used for calculating	Cash flow hedge reserve
			position where	hedge
			the hedged item is included	ineffectiveness
	£m	£m		£m	£m
Fair value hedges
Interest rate risk
– borrowings (liabilities)	5,136	210	Borrowings	(9)
Cash flow hedges
Interest rate risk
– borrowings (liabilities)	4,013		Borrowings	163	(308)
– derivative financial instruments (assets)*	2		Derivative financial instruments	-	-
– derivative financial instruments (liabilities)*	(49)		Derivative financial instruments	1	(1)

*

The carrying value reported for derivative financial instruments represents the aggregated exposure as at the balance sheet date. For assets, the gross nominal value amounts to £226 million (2018: £nil) and for liabilities, the gross nominal value amounts to £932 million (2018: £nil).

2018
		Accumulated amount of fair value hedge adjustments on the hedged	Line item in the	Changes in fair
	Carrying amount of the hedged item	item included in the carrying amount of the hedged item	statement of financial	value used for calculating	Cash flow hedge reserve
			position where	hedge
			the hedged item is included	ineffectiveness
	£m	£m		£m	£m
Fair value hedges
Interest rate risk
– borrowings (liabilities)	6,424	179	Borrowings	(32)
Cash flow hedges
Interest rate risk
– borrowings (liabilities)	2,819		Borrowings	189	(146)

£372 million (2018: £4,647 million) of the Group’s borrowings are designated as net investment hedge instruments of the Group’s net investments in foreign operations. In line with the Group’s risk management policies, the net investment hedge relationships are reviewed periodically. Consequently, a number of these relationships have matured in 2019. The change in the value used for calculating hedge ineffectiveness for hedged items designated under net investment hedge relationships is £22 million (2018: £226 million).

As at 31 December 2019, the total balance of the cash flow hedge reserve was a loss of £346 million (2018: loss of £177 million) including a loss of £309 million (2018: loss of £146 million) in relation to interest rate exposure and foreign currency exposure arising from borrowings held by the Group, a loss of £160 million (2018: loss of £98 million) in relation to interest rate exposure on forecasted borrowings, and a gain of £105 million (2018: gain of £48 million) in relation to deferred tax arising from cash flow hedges. The remainder related to the Group’s foreign currency exposure on forecasted transactions, and cost of hedging (note 18(c)(ii)).

23 Business combinations, disposals and other changes in the Group

(a) Reynolds American Inc. (“RAI”)

On 25 July 2017, the Group announced the completion of the acquisition of the remaining 57.8% of RAI not already owned by the Group for a consideration of £41.8 billion. RAI ceased to be reported as an associate and has been consolidated as a wholly owned subsidiary from the acquisition date. RAI shareholders received, for each share of RAI common stock, US$29.44 in cash, without interest, and 0.5260 BAT ordinary shares represented by BAT American Depositary Shares listed on the New York Stock Exchange. The fair value of consideration paid to RAI shareholders was £41,770 million. Included in the fair value of consideration paid to RAI shareholders is £22,828 million of non-cash consideration of which £22,773 million arises from the issue of BAT ordinary shares (note 18).

In accordance with IFRS 3, the step-acquisition of RAI has been accounted for as if the Group has contributed its previously held equity interest in RAI at fair value as part of the consideration for acquiring 100% of the net assets of RAI. The value attributable to BAT’s shareholding was £30,145 million, making the total acquisition price £71,915 million. In 2017, the difference between the fair value and the carrying value of the previously held equity interest has been recognised as a gain in the income statement.

The goodwill of £34,280 million and brands and similar intangibles of £75,482 million were recognised in the transaction. Goodwill on the acquisition of the business represents a strategic premium to enter the United States market as well as synergies and cost savings that are anticipated to be realised post-acquisition.

(b) Other acquisitions

The Group acquired certain businesses and other tobacco assets as noted below. The financial impact of these transactions to the Group were immaterial individually and in aggregate. Except as noted, there were no material differences between the fair value and book values of net assets acquired in business combinations.

On 21 December 2017, the Group signed an agreement to acquire 100% of the share capital of Twisp Proprietary Limited, a South African e-cigarette/nicotine vapour company with a market share of circa 70% within South Africa and a leading presence in shopping malls via its branded kiosks outlets. Completion of the proposed acquisition was conditional upon South African anti-trust clearance, which was given in the second half of 2019 and BAT acquired control on 30 September 2019 for a purchase price of £25 million of which £6 million is deferred and contingent upon future performance in the market. Goodwill of £12 million, representing a strategic premium to enter this segment of the South African vapour market, and trademarks and similar intangibles of £15 million were recognised on acquisition.

On 8 April 2019, the Group via its US subsidiary R.J. Reynolds Vapor Company (“RJR Vapor”), acquired a 45% stake in VapeWild Holdings LLC, a vertically integrated vapour manufacturer and retailer with 13 branded vape shops and an e-commerce platform focused on its own branded liquids, for US$40 million. This was followed by a further acquisition of 15% on 24 June 2019 for US$8 million, giving the Group a 60% interest in the target for US$48 million (£36 million). The Group has accounted for these investments as a single transaction and has consolidated VapeWild as a subsidiary from the date of the first investment. Goodwill of £11 million, representing a strategic premium to enter this segment of the US vapour market, and trademarks and similar intangibles of £39 million were recognised on acquisition. Following the announcements with regards to flavours in vapour in the US, goodwill was impaired in full in 2019.

On 22 November 2018, the Group completed the acquisition of Quantus Beteiligungs-und Beratungsgesellschaft mbH, Germany’s leading vapour retail chain trading as ‘Highendsmoke’, from a private shareholder. The fair value of consideration payable was £21 million. Goodwill of £11 million, representing a strategic premium to enter the German vapour retail market, and trademarks and similar intangibles of £13 million were recognised on acquisition.

On 26 September 2018, as part of an agreement to acquire an additional 44% stake in the Myanmar business, the Group acquired the business and individual assets of a local distributor, Star Way Limited, from IMU Enterprises Limited for £6 million. Goodwill of £3 million, representing anticipated synergies, was recognised on acquisition.

On 1 August 2017, the Group acquired certain tobacco assets, including a distribution company, Tobacco Press d.o.o. Mostar, from Fabrika Duhana Sarajevo d.d in Bosnia-Herzegovina. The assets acquired, including goodwill of £2 million, brands and other intangibles of £39 million, and other assets, were purchased for a total consideration of £39 million.

On 5 May 2017, the Group acquired certain tobacco assets, including a distribution company, Express Logistic and Distribution EOOD (“ELD”), from Bulgartabac Holding AD in Bulgaria. The assets acquired, including brands and other intangibles of £117 million, were purchased for a total consideration of £110 million, of which £28 million was contingent upon future performance in the market. £14 million of this was paid during 2018 and £13 million of this was paid during 2019. Subsequently, ELD was disposed of in 2019 at carrying value.

On 5 April 2017, the Group acquired the business and certain assets of Must Have Limited (trading as ViP Electronic Cigarette (“ViP”)), a company in administration. ViP is one the largest e-cigarette retailers in the UK with a large point of sale network. The assets acquired, including goodwill of £1 million, intellectual property and other intangibles of £9 million, and other assets, were purchased for a total consideration of £12 million.

On 4 January 2017, the Group completed the acquisition of 100% of Winnington Holding AB, a Swedish manufacturer of ‘white’ snus, for a purchase price of £31 million. Goodwill of £8 million and brands and similar intangibles of £28 million were recognised. £8 million of the consideration was contingent on post-acquisition targets being met and was substantially settled in January 2019.

On 30 December 2015, the Group acquired 100% of the CHIC Group from private shareholders. The fair value of the consideration payable was £82 million, of which £30 million was contingent on achievement of certain post-acquisition targets. £6 million of this was paid during 2016, £13 million during 2017 and a £1 million in final settlement in 2018.

On 17 November 2015, the Group acquired 100% of Blue Nile Cigarette Company Limited from a private shareholder. The fair value of the consideration payable was £45 million of which £8 million was contingent on achievement of certain post-acquisition targets. Subsequent payments in respect of this were £1 million in 2016, £5 million in 2017, £1 million in 2018 and £1 million in 2019.

On 30 September 2015, the Group acquired TDR and other tobacco and retail assets from Adris Grupa d.d. (“Adris”) for a total enterprise value of €550 million. Part of the consideration was contingent upon certain targets being met post-acquisition, and £5 million of this was paid in January 2017. In 2019, the Group reached an agreement with Adris regarding the level of contingent consideration such that any remaining amounts would not be paid by the Group and the Group received €3 million in full and final settlement of all claims between Adris and the Group. Consequently, €9 million of cash and deferred consideration has been recognised as other income (note 3(e)).

(c) Non-controlling interests

In 2019, the Group made a capital contribution to Brascuba Cigarrillos S.A. at a cost of £20 million. This contribution was in proportion to a capital contribution made by the non-controlling interest to the Group company and as such, the Group’s shareholding remains unchanged.

In 2018, included in the acquisition of non-controlling interests are the purchases of the remaining shares in British American Tobacco Vranje a.d. in Serbia and an additional 44% stake in British American Tobacco Myanmar Limited. The financial impact of these transactions to the Group is immaterial individually and in aggregate.

During 2017, the Group acquired the remaining 49% interest in IPRESS d.o.o.

During 2015, the Group acquired a further 0.2% interest in BAT Chile Operaciones S.A. at a cost of £1 million. This increased the Group’s shareholding to 99%. A further 0.01% interest was acquired during 2017.

(d) Other transactions

On 10 January 2019, the Group acquired a minority stake in AYR Limited, a vapour technology company based in the UK, for £8 million, with the potential to increase this in the future. The investment terms also provide for the Group and AYR to agree a commercial collaboration agreement under which the Group and AYR will jointly develop future vaping products.

24 Share-based payments

The Group operates a number of share-based payment arrangements of which the two principal ones are:

Long-Term Incentive Plan (LTIP)

Nil-cost options exercisable after three years from date of grant with a contractual life of 10 years. Payout is subject to performance conditions based on earnings per share (40% of grant), operating cash flow (20% of grant), total shareholder return (20% of grant) and net turnover (20% of grant) in 2019, 2018 and 2017. Total shareholder return combines the share price and dividend performance of the Company by reference to one comparator group. Participants are not entitled to dividends prior to the exercise of the options. A cash equivalent dividend accrues through the vesting period and is paid on vesting. Both equity and cash-settled LTIP awards are granted in March each year.

Following the acquisition of RAI on 25 July 2017, underlying RAI shares for LTIPs were replaced with BAT American Depositary Shares (ADS). LTIP awards for ADSs are measured against the performance conditions of RAI at the maximum of 150% at the vesting date. Equity-settled LTIPs were granted by RAI in March each year with options exercisable after three years from the date of grant with the payment made no later than 90 days from date of vesting. Participants are not entitled to dividends prior to exercise of the options.

Deferred Share Bonus Scheme (DSBS)

Free ordinary shares released three years from date of grant and may be subject to forfeit if a participant leaves employment before the end of the three-year holding period. Participants receive a separate payment equivalent to a proportion of the dividend payment during the holding period. Both equity and cash-settled deferred shares are granted in March each year.

The Group also has a number of other arrangements which are not material for the Group and these are as follows:

Sharesave Scheme (SAYE)

Options granted in March each year from 2011 onwards (previously November until 2009 and no options were granted during 2010) by invitation at a 20% discount to the market price. Options to this equity-settled scheme are exercisable at the end of a three-year or five-year savings contract. Participants are not entitled to dividends prior to the exercise of the options. The maximum amount that can be saved by a participant in this way is £6,000 in any tax year.

Share Reward Scheme (SRS) and International Share Reward Scheme (ISRS)

Free shares granted in April each year (maximum £3,600 in any year) under the equity-settled schemes are subject to a three-year holding period. Participants receive dividends during the holding period which are reinvested to buy further shares.

Partnership Share Scheme

Open to all eligible employees, where employees can allocate part of their pre-tax salary to purchase shares in British American Tobacco p.l.c.. The maximum amount that can be allocated in this way to any individual is £1,800 in any tax year. The shares purchased are held in a UK-based trust and are normally capable of transfer to participants tax-free after a five-year holding period.

Share-based payment expense

The amounts recognised in the income statement in respect of share-based payments were as follows:

	2019		2018		2017
	Equity- settled £m	Cash- settled £m	Equity- settled £m	Cash- settled £m	Equity- settled £m	Cash- settled £m
LTIP (note (a))	58	1	70	-	56	3
DSBS (note (b))	50	4	44	2	42	9
Other schemes	7	-	7	-	7	-

Total recognised in the income statement (note 3(a))	115	5	121	2	105	12

Share-based payment liability

The Group issues to certain employees cash-settled share-based payments that require the Group to pay the intrinsic value of these share-based payments to the employee at the date of exercise. The Group has recorded liabilities in respect of vested and unvested grants at the end of 2019 and 2018:

	2019		2018
	Vested £m	Unvested £m	Vested £m	Unvested £m
LTIP	0.5	2.8	0.5	2.6
DSBS	0.3	6.2	0.2	6.1

Total liability	0.8	9.0	0.7	8.7

(a) Long-Term incentive Plan Details of the movements for the equity- and cash-settled LTIP scheme during the years ended 31 December 2019 and 31 December 2018, were as follows:

	2019		2018
	Equity- settled Number of options in thousands	Cash- settled Number of options in thousands	Equity- settled Number of options in thousands	Cash- settled Number of options in thousands
Outstanding at start of year	6,908	306	6,030	378
Granted during the period	4,552	202	3,067	66
Exercised during the period	(1,045)	(129)	(1,739)	(102)
Forfeited during the period	(1,222)	(61)	(450)	(36)

Outstanding at end of year	9,193	318	6,908	306

Exercisable at end of year	739	25	676	22

As at 31 December 2019, the Group has 9,193,000 shares (2018: 6,908,000 shares) outstanding which includes 2,479,057 shares (2018: 1,208,129 shares) which are related to RAI LTIP awards from which 43,924 shares (2018: 72,033 shares) are exercisable at the end of the year.

The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the period was £28.31 (2018: £38.90; 2017: £51.95) for equity-settled and £30.87 (2018: £40.62; 2017: £52.08) for cash-settled options.

The weighted average British American Tobacco p.l.c. share price for ADS on the New York Stock Exchange at the date of exercise for share options exercised during the period relating to equity-settled RAI LTIP awards was US$36.35 (2018: US$51.43).

The outstanding shares for the year ended 31 December 2019 had a weighted average remaining contractual life of 8.2 years (2018: 8.1 years; 2017: 8.1 years) for the equity-settled scheme, 1.93 years for RAI equity-settled (2018: 1.91 years scheme; 2017: 2.17 years) and 8.3 years (2018: 8.1 years; 2017: 8.3 years) for the cash-settled share-based payment arrangements.

(b) Deferred Share Bonus Scheme

Details of the movements for the equity- and cash-settled DSBS scheme during the years ended 31 December 2019 and 31 December 2018, were as follows:

	2019		2018
	Equity- settled Number of options in thousands	Cash- settled Number of options in thousands	Equity- settled Number of options in thousands	Cash- settled Number of options in thousands
Outstanding at start of year	3,248	281	2,962	382
Granted during the period	2,097	202	1,262	66
Exercised during the period	(1,500)	(184)	(940)	(145)
Forfeited during the period	(97)	(17)	(36)	(22)

Outstanding at end of year	3,748	282	3,248	281

Exercisable at end of year	90	6	79	5

The weighted average British American Tobacco p.l.c. share price at the date of exercise for share options exercised during the financial year was £28.40 (2018: £40.00; 2017: £52.52) for equity-settled and £30.06 (2018: £40.51; 2017: £52.50) for cash-settled options.

The outstanding shares for the year ended 31 December 2019 had a weighted average remaining contractual life of 1.5 years (2018: 1.3 years; 2017: 1.3 years) for the equity-settled scheme and 1.5 years (2018: 1.1 years; 2017: 1.2 years) for the cash-settled scheme.

Valuation assumptions

Assumptions used in the Black-Scholes models to determine the fair value of share options at grant date were as follows:

	2019		2018
	LTIP	DSBS	LTIP	DSBS
Expected volatility (%)	22.0	22.0	18.0	18.0
Average expected term to exercise (years)	3.5	3.0	3.5	3.0
Risk-free rate (%)	0.7	0.7	1.0	1.0
Expected dividend yield (%)	6.5	6.5	5.0	5.0
Expected dividend yield (%) – Management Board	6.0	6.0	5.0	5.0
Share price at date of grant (£)	30.83	30.83	38.94	38.94
Share price at date of grant (£) – Management Board	33.28	33.28	38.94	38.94
Fair value at grant date (£)	21.93	25.35	29.39	33.50
Fair value at grant date (£) – Management Board	24.03	25.35	29.39	33.50

Market condition features were incorporated into the Monte-Carlo models for the total shareholder return elements of the LTIP, in determining fair value at grant date. Assumptions used in these models were as follows:

	2019	2018
	LTIP	LTIP
Average share price volatility FMCG comparator group (%)	18	18
Average correlation FMCG comparator group (%)	28	31

Fair values determined from the Black-Scholes and Monte-Carlo models use assumptions revised at the end of each reporting period for cash-settled share-based payment arrangements.

The expected British American Tobacco p.l.c. share price volatility was determined taking account of the return index (the share price index plus the dividend reinvested) over a five-year period. The FMCG share price volatility and correlation was also determined over the same periods. The average expected term to exercise used in the models has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions and behavioural conditions, forfeiture and historical experience.

The risk-free rate has been determined from market yield curves for government gilts with outstanding terms equal to the average expected term to exercise for each relevant grant. The expected dividend yield was determined by calculating the yield from the last two declared dividends divided by the grant share price.

In addition to these valuation assumptions, LTIP awards contain earnings per share performance conditions. As these are non-market performance conditions they are not included in the determination of fair value of share options at the grant date, however they are used to estimate the number of awards expected to vest. This pay-out calculation is based on expectations published in analysts’ forecasts.

25 Group employees

The average number of persons employed by the Group and its associates during the year, including Directors, was 94,846 (2018: 95,239).

	2019	2018
	Number	Number
United States	5,046	5,066
APME	14,910	15,074
AMSSA	18,638	19,351
ENA	25,505	26,102

Subsidiary undertakings	64,099	65,593
Associates	30,747	29,646

	94,846	95,239

Included within the employee numbers for ENA are certain employees in the UK in respect of central functions. Some of the costs of these employees are allocated or charged to the various regions and markets in the Group.

26 Related party disclosures

The Group has a number of transactions and relationships with related parties, as defined in IAS 24 Related Party Disclosures, all of which are undertaken in the normal course of business. Transactions with CTBAT International Limited (a joint operation) are not included in these disclosures as the results are immaterial to the Group.

Transactions and balances with associates relate mainly to the sale and purchase of cigarettes and tobacco leaf. The Group’s share of dividends from associates, included in other net income in the table below, was £239 million (2018: £211 million; 2017: £688 million).

	2019	2018	2017
	£m	£m	£m
Transactions
- revenue	511	473	366
- purchases	(79)	(101)	(218)
- other net income	248	216	699
Amounts receivable at 31 December	42	26	40
Amounts payable at 31 December	(2)	(1)	(1)

As explained in note 23, in 2017, the Group completed the acquisition of the remaining 57.8% of RAI not already owned. This transaction has not been included in the table above.

On 17 December 2012, a wholly-owned subsidiary of the Group, BATUS Japan Inc. (BATUSJ), entered into an Amendment and Extension Agreement (referred to as the Amendment) with a wholly-owned subsidiary of RAI, R.J. Reynolds Tobacco Company (referred to as RJRTC). The Amendment modifies the American-blend Cigarette Manufacturing Agreement (referred to as the 2010 Agreement), effective as of 1 January 2010.

Prior to the Amendment, the term of the 2010 Agreement was scheduled to expire on 31 December 2014, subject to early termination and extension provisions. Pursuant to the Amendment, the Manufacturing Agreement would remain in effect beyond 31 December 2014, provided that either RJRTC or BATUSJ may terminate the Manufacturing Agreement by furnishing three years’ notice to the other party. Such notice was given in January 2016. As a result of early termination of this agreement the Group agreed to a compensation payment of US$90 million of which US$7 million was paid to RJRTC on 22 September 2016, with the Group recognising the full expense of US$90 million as required by IFRS in 2016. The balance was paid in March 2017.

During 2019, the Group acquired 60% of VapeWild Holdings LLC and a minority stake in AYR Limited. The Group also made a capital injection in Brascuba Cigarillos S.A..

During 2018, the Group acquired a further 44% interest in British American Tobacco Myanmar Limited and a further 11% interest in British American Tobacco Vranje.

During 2017, the Group acquired the remaining 49% interest in IPRESS d.o.o. and a further 0.01% interest in British American Tobacco Chile Operaciones S.A. The combined costs are less than £1 million.

As explained in note 11, contributions to the British American Tobacco UK Pension Fund are secured by a charge over the Group’s Head Office (Globe House) up to a maximum of £150 million.

The key management personnel of British American Tobacco consist of the members of the Board of Directors of British American Tobacco p.l.c. and the members of the Management Board. No such person had any material interest during the year in a contract of significance (other than a service contract) with the Company or any subsidiary company. The term key management personnel in this context includes their close family members.

	2019	2018	2017
	£m	£m	£m
The total compensation for key management personnel, including Directors, was:
– salaries and other short-term employee benefits	26	21	24
– post-employment benefits	4	4	5
– share-based payments	23	18	16

	53	43	45

The following table, which is not part of IAS 24 disclosures, shows the aggregate emoluments of the Directors of the Company.

	Executive Directors			Chairman			Non-Executive Directors			Total
	2019	2018	2017	2019	2018	2017	2019	2018	2017	2019	2018	2017
	£‘000	£‘000	£‘000	£‘000	£‘000	£‘000	£‘000	£‘000	£‘000	£‘000	£‘000	£‘000
Salary; fees; benefits; incentives
– salary	2,356	2,211	2,122							2,356	2,211	2,122
– fees				695	680	660	969	1,092	1,042	1,664	1,772	1,702
– taxable benefits	608	427	385	137	116	129	310	303	195	1,055	846	709
– short-term incentives	4,791	5,031	4,689							4,791	5,031	4,689
– long-term incentives	4,420	5,300	10,192							4,420	5,300	10,192

Sub-total	12,175	12,969	17,388	832	796	789	1,279	1,395	1,237	14,286	15,160	19,414

Pension; other emoluments
– pension	686	921	612							686	921	612
– other emoluments	47	50	50							47	50	50

Sub-total	733	971	662							733	971	662

Total emoluments	12,908	13,940	18,050	832	796	789	1,279	1,395	1,237	15,019	16,131	20,076

Aggregate gains on LTIP shares exercised in the year
	Award	Exercised LTIP shares	Exercise date	Price per share (£)	Aggregate gain (£)
Jack Bowles	12 May 2016	22,711	20 May 2019	29.72	674,971
Tadeu Marroco	12 May 2016	15,154	21 June 2019	27.97	423,857

LTIP – Value of awards 2016
		Shares		Price per share (£)[1]	Face value (£)
Jack Bowles		31,943		42.34	1,352,467
Tadeu Marroco		21,315		42.34	902,477

1	For information only as awards are made as nil-cost options.

Sharesave – Aggregate Gains 2019
	Award date	Shares	Exercise date	Price per share (£)	Aggregate gain (£)
Nicandro Durante	26 August 2014	493	02 April 2019	31.79	1,930
Ben Stevens	26 August 2014	543	01 October 2019	29.87	1,083

Sharesave – Value of award 2014
		Shares		Price per share (£)	Face value (£)
Nicandro Durante		493		27.87	13,740
Ben Stevens		543		27.87	15,133

In 2019, no Sharesave options were exercised by current Executive Directors.

27 Contingent liabilities and financial commitments

1.	The Group is subject to contingencies pursuant to requirements that it complies with relevant laws, regulations and standards.

2.

Failure to comply could result in restrictions in operations, damages, fines, increased tax, increased cost of compliance, interest charges, reputational damage or other sanctions. These matters are inherently difficult to quantify. In cases where the Group has an obligation as a result of a past event existing at the balance sheet date, if it is probable that an outflow of economic resources will be required to settle the obligation and if the amount of the obligation can be reliably estimated, a provision will be recognised based on best estimates and management’s judgement.

3.	There are, however, contingent liabilities in respect of litigation, taxes in some countries and guarantees for which no provisions have been made.

General Litigation Overview

4.

There are a number of legal and regulatory actions, proceedings and claims against Group companies related to tobacco and new category products that are pending in a number of jurisdictions. These proceedings include, among other things, claims for personal injury (both individual claims and class actions) and claims for economic loss arising from the treatment of smoking and health-related diseases (such as medical recoupment claims brought by local governments).

5.

The plaintiffs in these cases seek recovery on a variety of legal theories, including negligence, strict liability in tort, design defect, failure to warn, fraud, misrepresentation, violations of unfair and deceptive trade practices statutes, conspiracy, medical monitoring and violations of competition and antitrust laws. The plaintiffs seek various forms of relief, including compensatory and, where available, punitive damages, treble or multiple damages and statutory damages and penalties, creation of medical monitoring and smoking cessation funds, disgorgement of profits, attorneys’ fees, and injunctive and other equitable relief.

6.

Although alleged damages often are not determinable from a complaint, and the law governing the pleading and calculation of damages varies from jurisdiction to jurisdiction, compensatory and punitive damages have been specifically pleaded in a number of cases, sometimes in amounts ranging into the hundreds of millions and even hundreds of billions of sterling.

7.

With the exception of the Engle progeny cases described below, the Group continues to win the majority of tobacco-related litigation claims that reach trial, and a very high percentage of the tobacco-related litigation claims brought against them, including Engle progeny cases, continue to be dismissed at or before trial. Based on their experience in tobacco-related litigation and the strength of the defences available to them in such litigation, the Group’s companies believe that their successful defence of tobacco-related litigation in the past will continue in the future.

8.

Group companies generally do not settle claims. However, Group companies may enter into settlement discussions in some cases, if they believe it is in their best interests to do so. Exceptions to this general approach include, but are not limited to, actions taken pursuant to ‘offer of judgment’ statutes and Filter Cases, as defined below. An ‘offer of judgment,’ if rejected by the plaintiff, preserves the Group’s right to recover attorneys’ fees under certain statutes in the event of a verdict favourable to the Group. Such offers are sometimes made through court-ordered mediations. Other settlements by Group companies include the State Settlement Agreements (described below), the funding by various tobacco companies of a US$5.2 billion (approximately £3.9 billion) trust fund contemplated by the Master Settlement Agreement to benefit tobacco growers, the original Broin flight attendant case, and most of the Engle progeny cases pending in US federal court, after the initial docket of over 4,000 such cases was reduced to approximately 400 cases. The Group believes that the circumstances surrounding these claims are readily distinguishable from the current categories of tobacco-related litigation claims involving Group companies.

9.

Although the Group intends to defend all pending cases vigorously, and believes that the Group’s companies have valid bases for appeals of adverse verdicts and valid defences to all actions, and that an outflow of resources related to any individual case is not considered probable, litigation is subject to many uncertainties, and, generally, it is not possible to predict the outcome of any particular litigation pending against Group companies, or to reasonably estimate the amount or range of any possible loss. Furthermore, a number of political, legislative, regulatory and other developments relating to the tobacco industry and cigarette smoking have received wide media attention. These developments may negatively affect the outcomes of tobacco-related legal actions and encourage the commencement of additional similar litigation. Therefore, the Group does not provide estimates of the financial effect of the contingent liabilities represented by such litigation, as such estimates are not practicable.

10.

The following table lists the categories of the tobacco-related actions pending against Group companies as of 31 December 2019 and the increase or decrease from the number of cases pending against Group companies as of 31 December 2018. Details of the quantum of past judgments awarded against Group companies, the majority of which are under appeal, are also identified along with any settlements reached during the relevant period. Given the volume and more active nature of the Engle progeny cases and the Filter Cases in the US described below, and the fluctuation in the number of such cases and amounts awarded from year to year, the Group presents judgment or settlement figures for these cases on a three-year basis. Where no quantum is identified, either no judgment has been awarded against a Group company, or where a verdict has been reached no quantification of damages has been given, or no settlement has been entered into. Further details on the judgments, damages quantification and settlements are included within the case narratives below. For a discussion of the non-tobacco related litigation pending against the Group, see note 27, paragraph 85, et seq.

Case Type	Case Numbers as at 31 December 2019	Case Numbers as at 31 December 2018 (note 1)	Change in Number Increase/(Decrease)
US tobacco-related actions
Medical reimbursement cases (note 2)	2	2	No change
Class actions (note 3)	19	20	(1)
Individual smoking and health cases (note 4)	135	111	24
Engle Progeny Cases (note 5)	1,773	2,268	(495)
Broin II Cases (note 6)	1,228	1,406	(178)
Filter Cases (note 7)	51	58	(7)
State Settlement Agreements – Enforcement and Validity (note 8)	4	2	2
Non-US tobacco-related actions
Medical reimbursement cases	18	19	(1)
Class actions (note 9)	13	13	No change
Individual smoking and health cases (note 10)	81	107	(26)

(Note 1) This includes cases to which the Reynolds American Inc. (“RAI”) group companies were a party at such date.

(Note 2) This category of cases includes the Department of Justice action. See note 27, paragraphs 20-24 and the list of Closed Litigation Matters.

(Note 3) See note 27, paragraphs 25-38.

(Note 4) This category of cases includes smoking and health cases alleging personal injuries caused by tobacco use or exposure brought by or on behalf of individual plaintiffs based on theories of negligence, strict liability, breach of express or implied warranty and violations of state deceptive trade practices or consumer protection statutes. The plaintiffs seek to recover compensatory damages, attorneys’ fees and costs and punitive damages. Out of the 135 active individual smoking and health cases, six judgments have been returned in the plaintiffs’ favour, awarding damages totalling approximately US$192 million (approximately £145 million), which are pending post-trial in trial courts or on appeal. For a further description of these cases, see note 27, paragraph 40.

(Note 5) In July 1998, trial began in Engle v R.J. Reynolds Tobacco Co., a then-certified class action filed in Circuit Court, Miami-Dade County, Florida, against US cigarette manufacturers, including R. J. Reynolds Tobacco Co. (“RJRT”) (individually, and as successor by merger to Lorillard Tobacco Company (“Lorillard Tobacco”)) and Brown & Williamson Holdings, Inc. (formerly Brown & Williamson Tobacco Corporation) (“B&W”). In July 2000, the jury in Phase II awarded the class a total of approximately US$145 billion (approximately £109.5 billion) in punitive damages, apportioned US$36.3 billion (approximately £27.4 billion) to RJRT, US$17.6 billion (approximately £13.3 billion) to B&W, and US$16.3 billion (approximately £12.3 billion) to Lorillard Tobacco. This decision was appealed and ultimately resulted in the Florida Supreme Court in December 2006 decertifying the class and allowing judgments entered for only two of the three Engle class representatives to stand and setting aside the punitive damages award. Putative Engle class members were permitted to file individual lawsuits, deemed ‘Engle progeny cases’, against the Engle defendants, within one year of the Supreme Court’s decision (subsequently extended to 11 January 2008). Between the period 1 January 2017 and 31 December 2019, 40 judgments have been returned in the plaintiffs’ favour, awarding damages totalling approximately US$354 million (approximately £267 million). Certain of these judgments have been appealed by RJRT and in certain other cases, RJRT still had time to appeal, as of 31 December 2019. For a further description of the Engle progeny cases, see note 27, paragraphs 29-38.

(Note 6) Broin v Philip Morris, Inc. was a class action filed in Circuit Court in Miami-Dade County, Florida in 1991 and brought on behalf of flight attendants alleged to have suffered from diseases or ailments caused by exposure to Environmental Tobacco Smoke (“ETS”) in airplane cabins. Group companies and other cigarette manufacturer defendants settled Broin, agreeing to pay a total of US$300 million (approximately £226 million) to fund research on the detection and cure of tobacco-related diseases and US$49 million (approximately £37 million) in plaintiffs’ counsel’s fees and expenses. Group companies’ share of these payments totalled US$174 million (approximately £131 million). Broin II cases refer to individual cases by class members. There have been no Broin II trials since 2007. For a further description of the Broin II cases, see note 16 to paragraph 40.

(Note 7) Includes claims brought against Lorillard Tobacco and Lorillard Inc. by individuals who seek damages resulting from their alleged exposure to asbestos fibres that were incorporated into filter material used in one brand of cigarettes manufactured by a predecessor to Lorillard Tobacco for a limited period of time ending more than 50 years ago. Since 1 January 2017, Lorillard Tobacco and RJRT have paid, or have reached agreement to pay, a total of approximately US$31 million (approximately £23 million) in settlements to resolve 138 Filter Cases. See note 17 to paragraph 40.

(Note 8) Group companies’ expenses and payments under the State Settlement Agreements for 2019 amounted to approximately US$2.8 billion (approximately £2.1 billion) in respect of settlement expenses and US$2.9 billion (approximately £2.2 billion) in respect of settlement cash payments. See note 27, paragraph 43. The pending cases referred to above relate to the enforcement, validity or interpretation of the State Settlement Agreements in which RJRT, B&W or Lorillard Tobacco is a party. See note 27, paragraphs 41-53.

(Note 9) Outside the United States, there are 13 class actions being brought against Group companies as of 31 December 2019. These include class actions in the following jurisdictions: Brazil (1), Canada (11) and Venezuela (1). For a description of the Group companies’ class actions, see note 27, paragraphs 70-83. Pursuant to the judgment in 2015 in the two Quebec class actions, the plaintiffs were awarded damages and interest in the amount of CAD$15.6 billion, most of which were on a joint and several basis (approximately £9.1 billion), of which the Group companies’ share was CAD$10.4 billion (approximately £6 billion). On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in the Quebec Class Actions, as further described below. The share of the judgment for Imperial Tobacco Canada Limited (“Imperial”), the Group’s operating company in Canada, was reduced to approximately CAD$9.2 billion (approximately £5.4 billion). For a further description of the Quebec Class Actions, see paragraph 78. All of the class actions in Canada are currently stayed pursuant to a court order. See paragraph 58.

(Note 10) As at 31 December 2019, the jurisdictions with the most active individual cases against Group companies were, in descending order: Brazil (37), Italy (18), Chile (9), Canada (6), Argentina (5) and Ireland (2). There were a further four jurisdictions with one active case only. Out of these 81 cases, in 2019, two judgments have been returned in the plaintiffs’ favour as of 31 December 2019, one case in Argentina awarding damages totalling ARS$2,850,000 (approximately £36,000) with post-judgment interest totalling approximately £380,000, and one case in Turkey which gave no finding on liability and remitted the case back to the court of first instance for reconsideration, both of which are currently on appeal.

11.	Certain terms and phrases used in this note 27 may require some explanation.

a.

“Judgment” or “final judgment” refers to the final decision of the court resolving the dispute and determining the rights and obligations of the parties. At the trial court level, for example, a final judgment generally is entered by the court after a jury verdict and after post-verdict motions have been decided. In most cases, the losing party can appeal a verdict only after a final judgment has been entered by the trial court.

b.

“Damages” refers to the amount of money sought by a plaintiff in a complaint, or awarded to a party by a jury or, in some cases, by a judge. “Compensatory damages” are awarded to compensate the prevailing party for actual losses suffered, if liability is proved. In cases in which there is a finding that a defendant has acted wilfully, maliciously or fraudulently, generally based on a higher burden of proof than is required for a finding of liability for compensatory damages, a plaintiff also may be awarded “punitive damages”. Although damages may be awarded at the trial court stage, a losing party may be protected from paying any damages until all appellate avenues have been exhausted by posting a supersedeas bond. The amount of such a bond is governed by the law of the relevant jurisdiction and generally is set at the amount of damages plus some measure of statutory interest, modified at the discretion of the appropriate court or subject to limits set by a court or statute.

c.

“Settlement” refers to certain types of cases in which cigarette manufacturers, including RJRT, B&W and Lorillard Tobacco, have agreed to resolve disputes with certain plaintiffs without resolving the cases through trial.

d.

All sums set out in note 27 have been converted to GBP and US$ using the following end closing rates as at 31 December 2019: GBP 1 to US$ 1.32475, GBP 1 to CAD$ 1.71787, GBP 1 to EURO 1.1801777, GBP 1 to BRL 5.32907, GBP 1 to AOA 638.83022, GBP 1 to NGN 480.77827, GBP 1 to KRW 1532.01, GBP 1 to HRK 8.78177and GBP 1 to JPY 143.96721.

US Tobacco Litigation

12.

Group companies, notably RJRT (individually and as successor by merger to Lorillard Tobacco) and B&W as well as other leading cigarette manufacturers, are defendants in a number of product liability cases. In a number of these cases, the amounts of compensatory and punitive damages sought are significant.

13.

The total number of US tobacco product liability cases pending at 31 December 2019 involving RJRT, B&W and/or Lorillard Tobacco was approximately 3,241. As at 31 December 2019, British American Tobacco (Investments) Limited (“Investments”) has been served as a co-defendant in one of those cases (2018:1). No other UK-based Group company has been served as a co-defendant in any US tobacco product liability case pending as at 31 December 2019.

14.

Since many of these pending cases seek unspecified damages, it is not possible to quantify the total amounts being claimed, but the aggregate amounts involved in such litigation are significant, possibly totalling billions of US dollars. The cases fall into four broad categories: medical reimbursement cases; class actions; individual cases and other claims.

15.

RJRT (individually and as successor by merger to Lorillard Tobacco), American Snuff Co., Santa Fe Natural Tobacco Company, Inc. (“SFNTC”), R.J. Reynolds Vapor Company (“RJR Vapor”), RAI, Lorillard Inc., other RAI affiliates and indemnitees, including but not limited to B&W (collectively, the “Reynolds Defendants”), believe that they have valid defences to the tobacco-related litigation claims against them, as well as valid bases for appeal of adverse verdicts against them. The Reynolds Defendants have, through their counsel, filed pleadings and memoranda in pending tobacco-related litigation that set forth and discuss a number of grounds and defences that they and their counsel believe have a valid basis in law and fact.

16.

Scheduled trials. Trial schedules are subject to change, and many cases are dismissed before trial. In the US, there are 28 cases, exclusive of Engle progeny cases, scheduled for trial as of 31 December 2019 through 31 December 2020, for the Reynolds Defendants: 14 individual smoking and health cases, 13 Filter Cases and one non-smoking and health case. There are also approximately 146 Engle progeny cases against RJRT (individually and as successor to Lorillard Tobacco) and B&W scheduled for trial through 31 December 2020. It is not known how many of these cases will actually be tried.

17.

Trial results. From 1 January 2017 through 31 December 2019, 108 trials occurred in individual smoking and health, Engle progeny, and Filter Cases in which the Reynolds Defendants were defendants, including 20 where mistrials were declared. Verdicts in favour of the Reynolds Defendants and, in some cases, other defendants, were returned in 28 cases (including one directed verdict after the jury reached an impasse in a punitive damages trial), tried in Florida (26) and Massachusetts (2). Verdicts in favour of the plaintiffs were returned in 46 cases (including one in which the jury found for the plaintiff in Phase I and the parties reached a resolution agreement prior to completion of Phase II), which were tried in Florida (41), the US Virgin Islands (2), and Massachusetts (3). Nine of the cases in Florida were dismissed during trial. Two cases were continued during trial. Three cases were punitive damages retrials.

(a) Medical Reimbursement Cases

18.	These civil actions seek to recover amounts spent by government entities and other third-party providers on healthcare and welfare costs claimed to result from illnesses associated with smoking.

19.

At 31 December 2019, one US medical reimbursement suit (Crow Creek Sioux Tribe v American Tobacco Co.) was pending against RJRT, B&W and Lorillard Tobacco in a Native American tribal court in South Dakota. The plaintiffs seek to recover actual and punitive damages, restitution, funding of a clinical cessation programme, funding of a corrective public education programme, and disgorgement of unjust profits from sales to minors. No other medical reimbursement suits are pending against these companies by county or other political subdivisions of the states.

US Department of Justice Action

20.

On 22 September 1999, the US Department of Justice brought an action in the US District Court for the District of Columbia against various industry members, including RJRT, B&W, Lorillard Tobacco, B.A.T Industries p.l.c. (“Industries”) and Investments (United States v Philip Morris USA Inc.). The US Department of Justice initially sought (1) recovery of federal funds expended in providing health care to smokers who developed alleged smoking-related diseases pursuant to the Medical Care Recovery Act and Medicare Secondary Payer provisions of the Social Security Act and (2) equitable relief under the civil provisions of the Racketeer Influenced and Corrupt Organizations Act (“RICO”), including disgorgement of roughly US$280 billion (approximately £211 billion) in profits the government contended were earned as a consequence of a purported racketeering ‘enterprise’ along with certain “corrective communications”. In September 2000, the district court dismissed the government’s Medical Care Recovery Act and Medicare Secondary Payer claims. In February 2005, the US Court of Appeals for the DC Circuit (the “DC Circuit”) ruled that disgorgement was not an available remedy.

21.

Industries was dismissed for lack of personal jurisdiction on 28 September 2000. In addition, Investments was a defendant at the trial, but intervening changes in controlling law post-trial led to a 28 March 2011 court ruling that the court’s Final Judgment and Remedial Order no longer applied to Investments prospectively, and for this reason, Investments would not have to comply with any of the remaining injunctive remedies being sought by the government. As the government did not appeal the 28 March 2011 ruling, this means that Investments is no longer in the case and is not subject to any injunctive relief that the court is expected to order against the remaining defendants. As the case continued as against RJRT and Lorillard Tobacco with respect to injunctive relief and related matters, the following is noted.

22.

The non-jury trial of the RICO portion of the claim began on 21 September 2004 and ended on 9 June 2005. On 17 August 2006, the federal district court issued its Final Judgment and Remedial Order, which found certain defendants, including RJRT, B&W, Lorillard Tobacco and Investments, had violated RICO, but did not impose any direct financial penalties. The district court instead enjoined the defendants from committing future racketeering acts, participating in certain trade organisations, making misrepresentations concerning smoking and health and youth marketing, and using certain brand descriptors such as ‘low tar’, ‘light’, ‘ultra-light’, ‘mild’ and ‘natural’. The district court also ordered the defendants to issue ‘corrective communications’ on five subjects, including smoking and health and addiction, and to comply with further undertakings, including maintaining websites of historical corporate documents and disseminating certain marketing information on a confidential basis to the government. In addition, the district court placed restrictions on the defendants’ ability to dispose of certain assets for use in the United States, unless the transferee agrees to abide by the terms of the district court’s order, and ordered certain defendants to reimburse the US Department of Justice its taxable costs incurred in connection with the case.

23.

Defendants, including RJRT, B&W, Lorillard Tobacco and Investments, appealed, and the US government cross-appealed to the DC Circuit. On 22 May 2009, the DC Circuit affirmed the federal district court’s RICO liability judgment, but vacated the order and remanded for further factual findings and clarification as to whether liability should be imposed against B&W, based on changes in the nature of B&W’s business operations (including the extent of B&W’s control over tobacco operations). The court also remanded on three other discrete issues relating to the injunctive remedies, including for the district court ‘to reformulate’ the injunction on the use of low-tar descriptors ‘to exempt foreign activities that have no substantial, direct, and foreseeable domestic effects,’ and for the district court to evaluate whether corrective communications could be required at point-of-sale displays (which requirement the DC Circuit vacated). On 28 June 2010, the US Supreme Court denied the parties’ petitions for further review.

24.

On 22 December 2010, the district court dismissed B&W from the litigation. In November 2012, the trial court entered an order setting forth the text of the corrective statements and directed the parties to engage in discussions with the Special Master to implement them. After various proceedings and appeals, the federal district court in October 2017 ordered RJRT and the other US tobacco company defendants to fund the publishing of compelled public statements in various US media outlets, including in newspapers, and on television, the companies’ websites and cigarette packaging. The compelled public statements began appearing in US newspapers on 24 November 2017 and ran serially over four months; they began appearing on national US broadcast television networks on 27 November 2017 and ran several times per week for one year. The statements also began appearing on RJRT websites on 18 June 2018 and first appeared on package onserts beginning in November 2018 (the onserts will be distributed periodically through mid-2020). The district court is considering mandating the display of the compelled public statements at retail point of sale; an evidentiary hearing is scheduled to begin on 14 September 2020.

(b) Class Actions

25.

At 31 December 2019, RJRT, B&W and Lorillard Tobacco were named as defendants in two separate actions attempting to assert claims on behalf of classes of persons allegedly injured or financially impacted by their smoking, and SFNTC was named in 17 separate cases relating to the use of the words ‘natural,’ ‘100% additive-free,’ or ‘organic’ in Natural American Spirit advertising and promotional materials. If the classes are or remain certified, separate trials may be needed to assess individual plaintiffs’ damages. Among the pending class actions, 18 specified the amount of the claim in the complaint, including 17 that alleged that the plaintiffs were seeking in excess of US$5 million (approximately £4 million) and one that alleged that the plaintiffs were seeking less than US$75,000 (approximately £57,000) per class member plus unspecified punitive damages.

No Additive/Natural/Organic Claim Cases

26.

A total of 17 putative class actions have been filed in nine US federal district courts against SFNTC, a subsidiary of RAI, which cases generally allege, in various combinations, violations of state deceptive and unfair trade practice statutes, and claim state common law fraud, negligent misrepresentation, and unjust enrichment based on the use of descriptors such as ‘natural’, ‘organic’ and ‘100% additive-free’ in the marketing, labelling, advertising, and promotion of SFNTC’s Natural American Spirit brand cigarettes. In these actions, the plaintiffs allege that the use of these terms suggests that Natural American Spirit brand cigarettes are less harmful than other cigarettes and, for that reason, violated state consumer protection statutes or amounted to fraud or a negligent or intentional misrepresentation. The actions seek various categories of recovery, including economic damages, injunctive relief (including medical monitoring and cessation programmes), interest, restitution, disgorgement, treble and punitive damages, and attorneys’ fees and costs. In April 2016, in response to a motion by the various plaintiffs, the US Judicial Panel on Multidistrict Litigation (“JPML”) consolidated these cases for pre-trial purposes before a federal court in New Mexico. That court heard argument on defendants’ motion to dismiss the current consolidated complaint on 9 June 2017. On 21 December 2017, the district court granted the motion in part, dismissing a number of claims with prejudice, and denied it in part. The district court’s scheduling order provides that hearings on motions for class certification and on motions challenging the admissibility expert opinion testimony will begin on or after 24 August 2020.

Other Putative Class Actions

27.

Jones v. American Tobacco Co. is a putative class action filed in December 1998 in the Circuit Court, Jackson County, Missouri. The action was brought by a plaintiff on behalf of a putative class of Missouri tobacco product users and purchasers against various defendants, including RJRT, B&W and Lorillard Tobacco alleging that the plaintiffs’ use of the defendants’ tobacco products has caused them to become addicted to nicotine, and seeking an unspecified amount of compensatory and punitive damages. There is currently no activity in this case.

28.

Young v. American Tobacco Co. is a case filed in November 1997 in the Circuit Court, Orleans Parish, Louisiana against various US cigarette manufacturers, including RJRT and B&W, and parent companies of such manufacturers. This putative ETS class action was brought on behalf of a putative class of Louisiana residents who, though not themselves cigarette smokers, have been exposed to second-hand smoke from cigarettes manufactured by the defendants, and who allegedly suffered injury as a result of that exposure, and seeks an unspecified amount of compensatory and punitive damages. In March 2016, the court entered an order staying the case, including all discovery, pending the completion of an ongoing smoking cessation programme ordered by the court in a now-concluded Louisiana state court certified class action, Scott v. American Tobacco Co..

Engle Class Action and Engle Progeny Cases (Florida)

29.

In July 1998, trial began in Engle v. R. J. Reynolds Tobacco Co., a then-certified class action filed in Circuit Court, Miami-Dade County, Florida, against US cigarette manufacturers, including RJRT, B&W and Lorillard Tobacco. The then-certified class consisted of Florida citizens and residents, and their survivors, who suffered from smoking-related diseases that first manifested between 5 May 1990, and 21 November 1996, and were caused by an addiction to cigarettes. In July 1999, the jury in this Phase I found against RJRT, B&W, Lorillard Tobacco and the other defendants on common issues relating to the defendants’ conduct, general causation, the addictiveness of cigarettes, and entitlement to punitive damages.

30.

In July 2000, the jury in Phase II awarded the class a total of approximately US$145 billion (approximately £109.5 billion) in punitive damages, apportioned US$36.3 billion (approximately £27.4 billion) to RJRT, US$17.6 billion (approximately £13.3 billion) to B&W, and US$16.3 billion (approximately £12.3 billion) to Lorillard Tobacco. The three class representatives in the Engle class action were awarded US$13 million (approximately £10 million) in compensatory damages.

31.

This decision was appealed and ultimately resulted in the Florida Supreme Court in December 2006 decertifying the class and allowing judgments entered for only two of the three Engle class representatives to stand and setting aside the punitive damages award. The court preserved certain of the jury’s Phase I findings, including that cigarettes can cause certain diseases, nicotine is addictive, and defendants placed defective cigarettes on the market, breached duties of care, concealed health-related information and conspired. Putative Engle class members were permitted to file individual lawsuits, deemed “Engle progeny cases”, against the Engle defendants, within one year of the Supreme Court’s decision (subsequently extended to 11 January 2008).

32.

During 2015, RJRT and Lorillard Tobacco, together with Philip Morris USA Inc. (“PM USA”), settled virtually all of the Engle progeny cases then pending against them in federal district court. The total amount of the settlement was US$100 million (approximately £75 million) divided as follows: RJRT US$42.5 million (approximately £32 million); PM USA US$42.5 million (approximately £32 million); and Lorillard Tobacco US$15 million (approximately £11 million). The settlement covered more than 400 federal Engle progeny cases but did not cover 12 federal progeny cases previously tried to verdict and then pending on post-trial motions or appeal, and two federal progeny cases filed by different lawyers from the ones who negotiated the settlement for the plaintiffs.

33.

As at 31 December 2019, there were approximately 1,773 Engle progeny cases pending in which RJRT, B&W and/or Lorillard Tobacco have been named as defendants and served. These cases include claims by or on behalf of 2,228 plaintiffs. In addition, as of 31 December 2019, RJRT was aware of nine additional Engle progeny cases that have been filed but not served. The number of pending cases fluctuates for a variety of reasons, including voluntary and involuntary dismissals. Voluntary dismissals include cases in which a plaintiff accepts an ‘offer of judgment’ from RJRT, Lorillard Tobacco and/or RJRT’s affiliates and indemnitees. An offer of judgment, if rejected by the plaintiff, preserves RJRT’s and Lorillard Tobacco’s right to recover attorneys’ fees under Florida law in the event of a verdict favourable to RJRT or Lorillard Tobacco, or affiliates of such entities. Such offers are sometimes made through court-ordered mediations.

34.

95 trials occurred in Engle progeny cases in Florida state and federal courts against RJRT, B&W and/or Lorillard Tobacco from 1 January 2017 through 31 December 2019, and additional state court trials are scheduled for 2020.

35.	The following chart identifies the number of trials in Engle progeny cases as at 31 December 2019 and additional information about the adverse judgments entered:

Trials/verdicts/judgments of individual Engle progeny cases from 1 January 2017 through 31 December 2019:

Total number of trials	95
Number of trials resulting in plaintiffs’ verdicts	40**
Total damages awarded in final judgments against RJRT	US$354,430,892 (approximately £267.5 million)
Amount of overall damages comprising ‘compensatory damages’ (approximately)	US$116,552,173 (of overall US$354,430,892) (approximately £87.9 million of £267.5 million)
Amount of overall damages comprising ‘punitive damages’ (approximately)	US$237,878,719 (of overall US$354,430,892) (approximately £179.6 million of £267.5 million)

**	Of the 40 trials resulting in plaintiffs’ verdicts 1 January 2017 to 31 December 2019 (note 11):

Number of adverse judgments appealed by RJRT	27 (note 12)
Number of adverse judgments, in which RJRT still has time to file an appeal	3
Number of adverse judgments in which an appeal was not, and can no longer be, sought	8

Appeals of individual Engle progeny cases 1 January 2017 to 31 December 2019:

Number of adverse judgments appealed by RJRT	40 (note 13)

Note 11: The 40 trials include one case that was tried twice (Gloger v. R.J. Reynolds Tobacco Co.) and one case (Robert Miller v. R.J. Reynolds Tobacco Co.) where plaintiff moved for a mistrial following a plaintiff’s verdict where the jury awarded no compensatory or punitive damages, and an adverse judgment has not yet been entered.

Note 12: Of the 27 adverse judgments appealed by RJRT as a result of judgments arising in the period 1 January 2017 to 31 December 2019:

a.	15 appeals remain undecided in the District Courts of Appeal; and

b.

12 were decided and/or closed. Of these 12 appeals, 6 were affirmed in favour of plaintiff, 1 was reversed to the trial court for possible retrial on punitive damages and review of the Florida Supreme Court has been requested, 1 reversed for new trial on all issues, 1 reversed to reduce amount of compensatory damages by comparative fault, 1 reversed for reinstatement of full amount of compensatory verdict, 1 was appealed but appeal was voluntarily dismissed, and 1 was involuntarily dismissed by the appellate court.

Note 13: Of the 40 adverse judgments appealed by RJRT:

a.	16 appeals remain undecided in the District Courts of Appeal;

b.

24 were decided and/or closed in the District Courts of Appeal. Of these 24 appeals, 13 were affirmed in favour of plaintiff (review of the Florida Supreme Court sought in 1 case), 1 was reversed on punitive damages, including a possible retrial (review is pending of the Florida Supreme Court), 1 was reversed for a retrial on punitive damages (review is pending of the Florida Supreme Court), 1 was reversed for new trial (review of the Florida Supreme Court sought), 1 was reversed for the trial court to vacate the punitive damages award and judgment paid, 1 was reversed to reduce compensatory damages by comparative fault and judgment paid, 2 were reversed to reinstate the full compensatory amount and judgment paid, 3 were voluntarily dismissed and judgments paid, and 1 was involuntarily dismissed. RJRT has paid damages to plaintiffs in 8 cases that were not appealed that are now closed. The total damages award may vary depending on the outcome of the pending appeals; and

c.	Includes appeals of 2 adverse judgments rendered prior to 1 January 2017 that were appealed by RJRT in the period from 1 January 2017 to 31 December 2019.

36.

By statute, Florida applies a US$200 million (approximately £151 million) bond cap to all Engle progeny cases in the aggregate. Individual bond caps for any given Engle progeny case vary depending on the number of judgments in effect at a given time. Judicial attempts by several plaintiffs in the Engle progeny cases to challenge the bond cap as violating the Florida Constitution have failed. In addition, bills have been introduced in sessions of the Florida legislature that would eliminate the Engle progeny bond cap, but those bills have not been enacted as of 31 December 2019.

37.

In 2019, RJRT or Lorillard Tobacco paid judgments in 22 Engle progeny cases. Those payments totalled US$142 million (approximately £107 million) in compensatory or punitive damages. Additional costs were paid in respect of attorneys’ fees and statutory interest.

38.

In addition, accruals for damages and attorneys’ fees and statutory interest for 3 cases (Starr-Blundell v R. J. Reynolds Tobacco Co., Margaret Brown v. R. J. Reynolds Tobacco Co., and Graffeo v. R. J. Reynolds Tobacco Co.) were recorded in RAI’s consolidated balance sheet as of 31 December 2019 to the value of US$38 million (approximately £29 million).

(c) Individual Cases

39.

As of 31 December 2019, 135 individual cases were pending in the United States against RJRT, B&W and/or Lorillard Tobacco. This category of cases includes smoking and health cases alleging personal injuries caused by tobacco use or exposure brought by or on behalf of individual plaintiffs based on theories of negligence, strict liability, breach of express or implied warranty, and violations of state deceptive trade practices or consumer protection statutes. The plaintiffs seek to recover compensatory damages, attorneys’ fees and costs, and punitive damages. The category does not include the Engle progeny cases, Broin II cases, and Filter Cases discussed above and below. One of the individual cases is brought by or on behalf of an individual or his/her survivors alleging personal injury as a result of exposure to ETS.

40.

The following chart identifies the number of individual cases pending as of 31 December 2019 as against the number pending as of 31 December 2018, along with the number of Engle progeny cases, Broin II cases, and Filter Cases, which are discussed further below.

Case Type	US Case Numbers 31 December 2019	US Case Numbers 31 December 2018	Change in Number Increase/(Decrease)
Individual Smoking and Health Cases (note 14)	135	111	24
Engle Progeny Cases (Number of Plaintiffs) (note 15)	1,773 (2,228)	2,268 (2,841)	(495 (613	) )
Broin II Cases (note 16)	1,228	1,406	(178)
Filter Cases (note 17)	51	58	(7)

(Note 14) Out of the 135 pending individual smoking and health cases, six have received adverse verdicts in the court of first instance or on appeal, and the total amount of those verdicts is approximately US$192 million (approximately £145 million).

(Note 15) The number of Engle progeny cases will fluctuate as cases are dismissed or if any of the dismissed cases are appealed. Please see earlier table in paragraph 35.

(Note 16) Broin v Philip Morris, Inc. was a class action filed in Circuit Court in Miami-Dade County, Florida in 1991 and brought on behalf of flight attendants alleged to have suffered from diseases or ailments caused by exposure to ETS in airplane cabins. In October 1997, RJRT, B&W, Lorillard Tobacco and other cigarette manufacturer defendants settled Broin, agreeing to pay a total of US$300 million (approximately £226 million) in three annual US$100 million (approximately £75 million) instalments, allocated among the companies by market share, to fund research on the early detection and cure of diseases associated with tobacco smoke. It also required those companies to pay a total of US$49 million (approximately £37 million) for the plaintiffs’ counsel’s fees and expenses. RJRT’s portion of these payments was approximately US$86 million (approximately £65 million); B&W’s was approximately US$57 million (approximately £43 million); and Lorillard Tobacco’s was approximately US$31 million (approximately £23 million). The settlement agreement, among other things, limits the types of claims class members may bring and eliminates claims for punitive damages. The settlement agreement also provides that, in individual cases by class members that are referred to as Broin II lawsuits, the defendants will bear the burden of proof with respect to whether ETS can cause certain specifically enumerated diseases, referred to as “general causation.” With respect to all other liability issues, including whether an individual plaintiff’s disease was caused by his or her exposure to ETS in airplane cabins, referred to as “specific causation”, individual plaintiffs will bear the burden of proof. On 7 September 1999, the Florida Supreme Court approved the settlement. There have been no Broin II trials since 2007. There have been periodic efforts to activate cases and the Group expects this to continue over time.

(Note 17) Includes claims brought against Lorillard Tobacco and Lorillard Inc. by individuals who seek damages resulting from their alleged exposure to asbestos fibres that were incorporated into filter material used in one brand of cigarettes manufactured by a predecessor to Lorillard Tobacco for a limited period of time ending more than 50 years ago. Pursuant to the terms of a 1952 agreement between P. Lorillard Company and H&V Specialties Co., Inc. (the manufacturer of the filter material), Lorillard Tobacco is required to indemnify Hollingsworth & Vose for legal fees, expenses, judgments and resolutions in cases and claims alleging injury from finished products sold by P. Lorillard Company that contained the filter material. As of 31 December 2019, Lorillard Tobacco and/or Lorillard Inc. was a defendant in 51 Filter Cases. Since 1 January 2017, Lorillard Tobacco and RJRT have paid, or have reached agreement to pay, a total of approximately US$31 million (approximately £23 million) in settlements to resolve 138 Filter Cases.

(d) State Settlement Agreements

41.

In November 1998, the major US cigarette manufacturers, including RJRT, B&W and Lorillard Tobacco, entered into the Master Settlement Agreement (“MSA”) with attorneys general representing 46 US states, the District of Columbia and certain US territories and possessions. These cigarette manufacturers previously settled four other cases, brought on behalf of Mississippi, Florida, Texas and Minnesota, by separate agreements with each state (collectively and with the MSA, the “State Settlement Agreements”).

42.

These State Settlement Agreements settled all health care cost recovery actions brought by, or on behalf of, the settling jurisdictions; released the defending major US cigarette manufacturers from various additional present and potential future claims; imposed future payment obligations in perpetuity on RJRT, B&W, Lorillard Tobacco and other major US cigarette manufacturers; and placed significant restrictions on their ability to market and sell cigarettes and smokeless tobacco products. In accordance with the MSA, various tobacco companies agreed to fund a US$5.2 billion (approximately £3.9 billion) trust fund to be used to address the possible adverse economic impact of the MSA on tobacco growers.

43.

RJRT and SFNTC are subject to the substantial payment obligations under the State Settlement Agreements. Payments under the State Settlement Agreements are subject to various adjustments for, among other things, the volume of cigarettes sold, relative market share, operating profit and inflation. RAI’s operating subsidiaries’ expenses and payments under the State Settlement Agreements for 2017, 2018 and 2019 and the projected expenses and payments for 2020 onwards are set forth below (in millions of US dollars)*:

	2017	2018	2019	2020 and thereafter
Settlement expenses	$2,856	$2,741	$2,762
Settlement cash payments	$4,612	$917	$2,918
Projected settlement expenses				$	>2,900
Projected settlement cash payments				$	>2,600

*	Subject to adjustments for changes in sales volume, inflation, operating profit and other factors. Payments are allocated among the companies on the basis of relative market share or other methods.

44.

The State Settlement Agreements have materially adversely affected RJRT’s shipment volumes. RAI believes that these settlement obligations may materially adversely affect the results of operations, cash flows or financial position of RAI and RJRT in future periods. The degree of the adverse impact will depend, among other things, on the rate of decline in US cigarette sales in the premium and value categories, RJRT’s share of the domestic premium and value cigarette categories, and the effect of any resulting cost advantage of manufacturers not subject to the State Settlement Agreements.

45.

In addition, the MSA includes an adjustment that potentially reduces the annual payment obligations of RJRT, Lorillard Tobacco and the other signatories to the MSA, known as “Participating Manufacturers” (“PMs”). Certain requirements, collectively referred to as the “Adjustment Requirements”, must be satisfied before the Non-Participating Manufacturers (“NPM”) Adjustment for a given year is available: (i) an Independent Auditor must determine that the PMs have experienced a market share loss, beyond a triggering threshold, to those manufacturers that do not participate in the MSA (such non-participating manufacturers being referred to as “NPMs”); and (ii) in a binding arbitration proceeding, a firm of independent economic consultants must find that the disadvantages of the MSA were a significant factor contributing to the loss of market share. This finding is known as a significant factor determination.

46.

When the Adjustment Requirements are satisfied, the MSA provides that the NPM Adjustment applies to reduce the annual payment obligation of the PMs. However, an individual settling state may avoid its share of the NPM Adjustment if it had in place and diligently enforced during the entirety of the relevant year a ‘Qualifying Statute’ that imposes escrow obligations on NPMs that are comparable to what the NPMs would have owed if they had joined the MSA. In such event, the state’s share of the NPM Adjustment is reallocated to other settling states, if any, that did not have in place and diligently enforce a Qualifying Statute.

47.

RJRT and Lorillard Tobacco are or were involved in NPM Adjustment proceedings concerning the years 2003 to 2017. In 2012, RJRT, Lorillard Tobacco, and SFNTC entered into an agreement (the “Term Sheet”) with certain settling states that resolved accrued and potential NPM adjustments for the years 2003 through 2012 and, as a result, RJRT and SFNTC collectively received, or are to receive, more than US$1.1 billion (approximately £830 million) in credits that, in substantial part, were applied to MSA payments in 2014 through 2017. After an arbitration panel ruled in September 2013 that six states had not diligently enforced their qualifying statutes in the year 2003, additional states joined the Term Sheet. RJRT executed the NPM Adjustment Settlement Agreement on 25 September 2017 (which incorporated the Term Sheet). Since the NPM Adjustment Settlement Agreement was executed, an additional 10 states have joined. NPM proceedings are ongoing and could result in further reductions of the companies’ MSA-related payments.

48.

On 18 January 2017, the State of Florida filed a motion to join Imperial Tobacco Group, PLC (“ITG”) as a defendant and to enforce the Florida State Settlement Agreement, which motion seeks payment under the Florida State Settlement Agreement of approximately US$45 million (approximately £34 million) with respect to the four brands (Winston, Salem, Kool and Maverick) that were sold to ITG in the divestiture of certain assets, on 12 June 2015, by subsidiaries or affiliates of RAI and Lorillard, together with the transfer of certain employees and certain liabilities, to a wholly-owned subsidiary of Imperial Brands plc (the “Divestiture”), referred to as the “Acquired Brands”. The motion also claims future annual losses of approximately US$30 million per year (approximately £23 million) absent the court’s enforcement of the Florida State Settlement Agreement. The State’s motion sought, among other things, an order declaring that RJRT and ITG are in breach of the Florida Settlement Agreement and are required, jointly and severally, to make annual payments to the State under the Florida State Settlement Agreement with respect to the Acquired Brands. In addition, on 18 January 2017, PM USA filed a motion to enforce the Florida State Settlement Agreement, asserting among other things that RJRT and ITG breached that agreement by failing to make settlement payments as to the Acquired Brands, which PM USA asserts has improperly shifted settlement payment obligations to PM USA. On 27 January 2017, RJRT sought leave to file a supplemental pleading for breach by ITG of its obligations regarding joinder into the Florida State Settlement Agreement. The Florida court, on 30 March 2017, ruled that ITG should be joined into the enforcement action.

49.

After a bench trial, on 27 December 2017 the court entered an order holding that RJRT (not ITG) is liable for annual settlement payments for the Acquired Brands, finding that ITG did not assume liability for annual settlement payments under the terms of the asset purchase agreement relating to the Divestiture and RJRT remained liable for payments under the Florida State Settlement Agreement as to the Acquired Brands. On 23 January 2018, RJRT filed a notice of appeal, and on 25 January 2018, RJRT filed an amended notice of appeal, and PM USA filed a notice of appeal as to the court’s ruling as to ITG. On 26 January 2018, the State moved for recovery of its attorneys’ fees and costs from RJRT. The State and PM USA filed a joint motion for the entry of final judgment on 1 February 2018. The court declined to enter a final judgment until after resolution of the dispute between RJRT and PM USA regarding PM USA’s assertion that settlement payment obligations have been improperly shifted to PM USA. On 15 August 2018, the court entered a final judgement in the action (the “Final Judgment”). As a result of the Final Judgment, PM USA’s challenge to RJRT’s accounting assumptions related to the Acquired Brands was rendered moot, subject to reinstatement if ITG joins the Florida State Settlement Agreement or if judgment is reversed. On 29 August 2018, RJRT filed a notice of appeal on the Final Judgment. On 7 September 2018, PM USA filed a notice of appeal with respect to the court’s ruling as to ITG. On 12 September 2018, RJRT filed a motion to consolidate RJRT’s appeal with the appeal filed by PM USA, which was granted on 1 October 2018, RJRT’s initial brief was due on 11 February 2019. Following agreed extensions, RJRT filed its initial appellate brief on 12 April 2019; the State’s, ITG’s and PM USA’s opposition briefs were filed on 23 August 2019. On 23 December 2019, RJRT filed its reply brief and request for oral argument. On 23 December 2019, ITG filed its answer brief to PM USA’s appeal with respect to the court’s ruling as to ITG; PM USA filed its reply brief on 6 February 2020. Oral argument is scheduled for 7 April 2020. RJRT will seek indemnification from ITG, if necessary. In January 2018, the auditor of the Florida State Settlement Agreement adjusted the final 2017 invoice for the annual payment and amended the 2015 and 2016 invoices for the respective annual payment and the net operating profit penalty for each of those years under the Florida Settlement Agreement, based on the auditor’s interpretation of the court’s order. The adjusted invoices reflected amounts due to both the State of Florida and PM USA. In total, the estimated additional amounts due were US$99 million (approximately £75 million) with US$84 million (approximately £63 million) to the State of Florida and US$16 million (approximately £12 million) to PM USA. RJRT has advised the auditor that it disputes these amounts, and therefore no further amounts were due or would be paid for those years pending the final resolution of RJRT’s appeal of the court’s order. Those amounts were not paid.

50.

On 17 February 2017, ITG filed an action in the Court of Chancery of the State of Delaware seeking declaratory relief and a motion for a temporary restraining order against RAI and RJRT. In its complaint, ITG asked the court to declare various matters related to its rights and obligations under the asset purchase agreement (and related documents) relating to the Divestiture. ITG sought an injunction barring RAI and/or RJRT from alleging in the Florida enforcement litigation that ITG had breached the asset purchase agreement and requiring these companies to litigate issues under the asset purchase agreement in Delaware. Following a hearing on ITG’s complaint and motion on 1 March 2017, the Delaware Court entered a temporary restraining order that enjoined RAI and RJRT from ‘taking offensive action to assert claims against ITG Brands’ in the Florida enforcement action, but the order does not prevent RJRT from making arguments in response to claims asserted by the State of Florida, PM USA or ITG in the Florida enforcement litigation. On 24 March 2017, RAI and RJRT answered the ITG complaint and filed a motion to stay proceedings in Delaware pending the outcome of the Florida enforcement litigation, which motion was denied 18 May 2017. Cross motions for partial judgment on the pleadings were filed focusing on whether ITG’s obligation to use ‘reasonable best efforts’ to join the Florida State Settlement Agreement continued after the 12 June 2015 closing. On 30 November 2017, following argument, the Delaware Court ruled in favour of RJRT, holding that ITG’s obligation to use its reasonable best efforts to join the Florida Settlement Agreement did not terminate due to the closing of the asset purchase agreement relating to the Divestiture. On 4 January 2019, RJRT filed another motion for partial judgment on the pleadings seeking to resolve two contract-interpretation questions under the asset purchase agreement: first, to the extent RJRT is held liable for any settlement payments based on post-closing sales of the Acquired Brands, ITG assumed this liability, and second, that the asset purchase agreement does not entitle ITG to a unique protection from an equity-fee law that does not yet exist in a Previously Settled State. Argument on RJRT’s motion for partial judgment was heard on 4 June 2019. On 23 September 2019, the Delaware Chancery Court declined to resolve, at this time, the first issue, whether ITG had assumed any liability imposed on RJR Tobacco for making settlement payments on ITG’s brands. The court concluded that both sides had presented reasonable interpretations of the asset purchase agreement, which was therefore ambiguous, so the court would require an evidentiary hearing to interpret the intent of the asset purchase agreement on assumed liabilities. The court also granted RJRT’s motion on the second issue and ruled that ITG could not refuse to join the Florida State Settlement Agreement unless a joinder exempted it from a future equity-fee statute. On 1 October 2019, the Chancery Court entered an order on these latest motions for partial judgment on the pleadings. It granted RJRT’s motion on the second issue. It denied both parties’ motions on the first issue, deferring resolution until after the court receives evidence related to the parties’ intent in their contract. On 11 October 2019, ITG filed in the Chancery Court a motion to seek interlocutory appeal in the Supreme Court, which was denied on 31 October 2019. On 31 October 2019, ITG filed a notice of interlocutory appeal directly to the Delaware Supreme Court, which was denied on 7 November 2019.

51.

On 26 March 2018, the State of Minnesota filed a motion against RJRT to enforce the Minnesota State Settlement Agreement, which motion seeks payments under the Minnesota State Settlement Agreement of approximately US$40 million (approximately £30 million) with respect to the Acquired Brands. The motion also claims future annual losses of approximately US$15 million (approximately £11 million) absent the court’s enforcement of the Minnesota State Settlement Agreement. The State of Minnesota also filed a separate complaint against ITG, which complaint seeks the same payments. The State’s motion against RJRT and complaint against ITG seek, among other things, an order declaring that RJRT and ITG are in breach of the Minnesota State Settlement Agreement and are jointly and severally liable to make annual payments to the State of Minnesota under the Minnesota State Settlement Agreement with respect to the Acquired Brands. In addition, on 28 March 2018, PM USA filed a motion to enforce the Minnesota State Settlement Agreement, asserting, among other things, that RJRT and ITG breached the Minnesota State Settlement Agreement by failing to make settlement payments as to the Acquired Brands, which PM USA asserts has improperly shifted settlement payment obligations to PM USA. On 27 March 2018, the Minnesota court consolidated the motions to enforce and separate complaint against ITG into one proceeding captioned In re Petition of the State of Minnesota for an Order Compelling Payments of Settlement Proceeds Related to ITG Brands LLC, Court File No. 62-CV-18-1912. On 11 June 2018, the court held a scheduling conference in the case and by order dated 21 June 2018, set a discovery schedule for the case, under which discovery is complete. A hearing on the motions to enforce to determine if RJRT and/or ITG are liable to make payments on the Acquired Brands was held on 26 June 2019. On 24 September 2019, the Minnesota District Court issued an Order and Memorandum, holding RJRT liable for settlement payments on the Acquired Brands, and determining the issue of whether ITG is a ‘successor or assign’ of RJRT under the Minnesota State Settlement Agreement is unresolved, reasoning ITG’s status depends on whether it satisfied its post-closing obligation to expend its reasonable best efforts to join the Minnesota State Settlement Agreement. A hearing to determine whether ITG is liable for settlement payments and other damages issues is scheduled for 28 April 2020; related discovery is underway. On 23 December 2019, ITG filed a motion in the Minnesota District Court seeking certification of an appeal of certain questions arising from the 24 September 2019 order. On 21 January 2020, a hearing was held on ITG’s motion seeking certification of an appeal. On 19 February 2020, the Minnesota District Court entered an Order and Memorandum denying ITG’s motion for certification.

52.

On 28 January 2019, the State of Texas filed motions in the original Texas health care reimbursement case, brought against the tobacco industry that led to the Texas State Settlement Agreement, to join ITG as a defendant and to enforce the Texas State Settlement Agreement against RJRT and ITG, seeking payment under the Texas State Settlement Agreement of approximately US$125 million (approximately £94 million) with respect to the Acquired Brands that were sold to ITG in the Divestiture. The motion also claims future annual losses of an unspecified amount absent the court’s enforcement of the Texas State Settlement Agreement. The State’s motion seeks, among other things, an order declaring that RJRT, or in the alternative, ITG, is in breach of the Texas Settlement Agreement and is required to make annual payments to the State under the Texas State Settlement Agreement with respect to the Acquired Brands. In addition, on 29 January 2019, PM USA filed a motion to enforce the Texas State Settlement Agreement, asserting among other things that RJRT and ITG breached that agreement by failing to make settlement payments as to the Acquired Brands, which PM USA asserts has improperly shifted settlement payment obligations to PM USA. On 3 March 2019, RJRT filed a motion for leave to conduct discovery and for entry of a proposed discovery and briefing schedule, to which ITG joined on 14 March 2019. On 28 June 2019, the United States District Court issued an opinion and order in which the Court scheduled discovery to be completed by 15 August 2019 and scheduled a hearing on the motions to enforce for 19 September 2019. On 26 July 2019, the Court entered an order rescheduling certain deadlines; discovery is to be completed by 15 September 2019. A hearing on the motions to enforce was held on 30 October 2019; the Court reserved ruling.

53.

In June 2015, ITG joined the Mississippi Settlement Agreement. On 26 December 2018, PM USA filed a Motion to Enforce Settlement Agreement against RJRT and ITG alleging RJRT and ITG failed to act in good faith in calculating the base-year net operating profits for the Acquired Brands, claiming damages of approximately US$6 million (approximately £5 million) through 2017. On 21 February 2019, the Chancery Court of Jackson County, Mississippi held a scheduling conference and issued a discovery schedule order. Discovery is currently underway. A hearing on PM USA’s Motion to Enforce Settlement Agreement has not yet been scheduled. On 3 December 2019, the State of Mississippi filed a Notice of Violation and Motion to Enforce the Settlement Agreement in the Chancery Court of Jackson County, Mississippi against RJRT, PM USA and ITG, seeking a declaration that the base year 1997 net operating profit to be used in calculating the Net Operating Profit Adjustment was not affected by the change in the federal corporate tax rate in 2018 from 35% to 21%, and an order requiring RJRT to pay the approximately US$5 million (approximately £4 million) difference in its 2018 payment because of this issue. Determination of this issue may affect RJRT’s annual payment thereafter. Discovery is currently underway.

(e) UK — Based Group Companies

54.	As at 31 December 2019, Investments has been served in one dormant individual action in the US (Perry) in which there has been no activity since 1998 following the plaintiff’s death in 1997.

Tobacco-Related Litigation Outside the United States

55.	As at 31 December 2019:

a.	medical reimbursement actions are being brought in Angola, Argentina, Brazil, Canada, Nigeria and South Korea;

b.	class actions are being brought in Brazil, Canada and Venezuela; and

c.

active tobacco product liability claims against the Group’s companies existed in 14 markets outside the US. The only markets with five or more claims were Argentina, Brazil, Canada, Chile, Nigeria and Italy.

(a) Medical reimbursement cases

Angola

56.

In or about November 2016, BAT Angola affiliate Sociedade Unificada de Tabacos de Angola (“SUT”) was served with a collective action filed in the Provincial Court of Luanda, 2nd Civil Section, by the consumer association Associação Angolana dos Direitos do Consumidor (“AADIC”). The lawsuit seeks damages of AOA 800,000,000 (approximately £1 million) allegedly incurred by the Angolan Instituto Nacional do Controlo do Cancro (“INCC”) for the cost of treating tobacco-related disease, non-material damages allegedly suffered by certain individual smokers on the rolls of INCC, and the mandating of certain cigarette package warnings. SUT filed its answer to the claim on or about 5 December 2016. The case remains pending.

Argentina

57.

In 2007, the non-governmental organisation the Argentina Tort Law Association (“ATLA”) and Emma Mendoza Voguet brought a reimbursement action against Nobleza Piccardo S.A.I.C.y.F. (“Nobleza”) and Massalín Particulares. The case is being heard in the Contentious Administrative Court. The parties filed conclusive briefs on 20 May 2019 and await the Court’s decision.

Canada

58.

On 1 March 2019, the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in the Quebec Class Actions, as further described below. The share of the judgment for Imperial, the Group’s operating company in Canada, is approximately CAD $9.2 billion (approximately £5.4 billion). As a result of this judgment, the then immediate attempts by the Quebec plaintiffs to obtain payment out of the CAD $758 million (approximately £436 million) on deposit with the court, the fact that JTI-MacDonald Corp (a co-defendant in the cases) filed for creditor protection under the Companies’ Creditors Arrangement Act (the “CCAA”) on 8 March 2019 and obtained a court ordered stay of all tobacco litigation in Canada as against all defendants (including RJRT and its affiliate R.J. Reynolds Tobacco International Inc. (collectively, the “RJR Companies”)) until 4 April 2019, and the need for a process to resolve all of the outstanding litigation across the country, on 12 March 2019 Imperial filed for creditor protection under the CCAA. In its application Imperial asked the Ontario Superior Court to stay all pending or contemplated litigation against Imperial, certain of its subsidiaries and all other Group companies that were defendants in the Canadian tobacco litigation, including British American Tobacco p.l.c. (the “Company”), Investments, Industries and Carreras Rothmans Limited (collectively, the “UK Companies”). On 22 March, 2019 Rothmans, Benson & Hedges Inc. also filed for CCAA protection and obtained a stay of proceedings (together with the other two stays, the “Stays”). The Stays are currently in place until 30 September 2020. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to any of the defendants.

59.	The below represents the state of the referenced litigation as at the advent of the Stays.

60.

Following the implementation of legislation enabling provincial governments to recover health-care costs directly from tobacco manufacturers, 10 actions for recovery of health-care costs arising from the treatment of smoking and health-related diseases have been brought. These proceedings name various Group companies as defendants, including the UK Companies and Imperial as well as the RJR Companies. Pursuant to the terms of the 1999 sale of RJRT’s international tobacco business to Japan Tobacco Incorporated (“JTI”), JTI has agreed to indemnify RJRT for all liabilities and obligations (including litigation costs) arising in respect of the Canadian recoupment actions. Subject to a reservation of rights, JTI has assumed the defence of the RJR Companies in these actions.

61.

The 10 cases were proceeding in British Columbia, New Brunswick, Newfoundland and Labrador, Ontario, Quebec, Manitoba, Alberta, Saskatchewan, Nova Scotia and Prince Edward Island. The enabling legislation is in force in all 10 provinces. In addition, legislation has received Royal Assent in two of the three territories in Canada, but has yet to be proclaimed into force.

Canadian province	Act pursuant to which Claim was brought	Companies named as Defendants	Current stage

British Columbia	Tobacco Damages and Health Care Costs Recovery Act 2000	Imperial Investments Industries Carreras Rothmans Limited RJR Companies Other former Rothmans Group companies All have been served.	The defences of Imperial, Investments, Industries, Carreras Rothmans Limited and the RJR Companies have been filed, and document production and discoveries were ongoing. On 13 February 2017 the province delivered an expert report dated October 2016, quantifying its damages in the amount of CAD$118 billion (approximately £68.7 billion). No trial date has been set. The federal government is seeking CAD$5 million (approximately £3 million) jointly from all the defendants in respect of costs pertaining to the third-party claim, now dismissed.

New Brunswick	Tobacco Damages and Health Care Costs Recovery Act 2006	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.

The defences of Imperial, the UK Companies and the RJR Companies have been filed and document production and discoveries are substantially complete. The most recent expert report filed by the Province estimated a range of damages between CAD $11.1 billion (approximately £6.5 billion) and CAD $23.2 billion (approximately £13.5 billion), including expected future costs. Following a motion to set a trial date, the New Brunswick Court of Queen’s Bench ordered that the trial commence on 4 November 2019. On 7 March 2019, the New Brunswick Court of Queen’s Bench released a decision which requires the Province to produce a substantial amount of additional documentation and data to the defendants. As a result, the original trial date of 4 November 2019 would have been delayed. No new trial date has been set.

Ontario	Tobacco Damages and Health Care Costs Recovery Act 2009	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.

The defences of Imperial, the UK Companies and the RJR Companies have been filed. The parties completed significant document production in the summer of 2017 and discoveries commenced in the autumn of 2018. On 15 June 2018, the province delivered an expert report quantifying its damages in the range of CAD$280 billion (approximately £163 billion) – CAD$630 billion (approximately £366.7 billion) in 2016/2017 dollars for the period 1954 – 2060, and the Province amended the damages sought in its Statement of Claim to CAD$330 billion (approximately £192 billion). On 31 January 2019, the Province delivered a further expert report claiming an additional CAD $9.4 billion (approximately £5.5 billion) and CAD$10.9 billion in damages (approximately £6.3 billion) in respect of ETS. No trial date has been set.

Newfoundland and Labrador	Tobacco Health Care Costs Recovery Act 2001	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.

The case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the province began its document production in March 2018. Damages have not been quantified by the province. No trial date has been set.

Saskatchewan	Tobacco Damages and Health Care Costs Recovery Act 2007	Imperial, the UK Companies and the RJR Companies have all been named as defendants and served.

This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the province has delivered a test shipment of documents. Damages have not been quantified by the province. No trial date has been set.

Manitoba	Tobacco Damages Health Care Costs Recovery Act 2006	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.

This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and document production commenced. Damages have not been quantified by the province. No trial date has been set.

Alberta	Crown’s Right of Recovery Act 2009	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.

This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the province commenced its document production. The province has stated its claim to be worth CAD$10 billion (approximately £5.8 billion). No trial date has been set.

Quebec	Tobacco Related Damages and Health Care Costs Recovery Act 2009	Imperial, Investments, Industries, the RJR Companies and Carreras Rothmans Limited have been named as defendants and served.	The case is at an early case management stage. The defences of Imperial, Investments, Industries, Carreras Rothmans Limited and the RJR Companies have been filed. Motions over admissibility of documents and damages discovery have been filed but not heard. The province is seeking CAD$60 billion (approximately £34.9 billion). No trial date has been set.

Prince Edward Island	Tobacco Damages and Health Care Costs Recovery Act 2009	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.

This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed and the next step was expected to be document production, which the parties deferred for the time being. Damages have not been quantified by the province. No trial date has been set.

Nova Scotia	Tobacco Health Care Costs Recovery Act 2005	Imperial, the UK Companies and RJR Companies have all been named as defendants and served.	This case is at an early case management stage. The defences of Imperial, the UK Companies and the RJR Companies have been filed. The province provided a test document production in March 2018. Damages have not been quantified by the province. No trial date has been set.

Nigeria

62.

British American Tobacco (Nigeria) Limited (“BAT Nigeria“), the Company and Investments have been named as defendants in a medical reimbursement action by the federal government of Nigeria, filed on 6 November 2007 in the Federal High Court, and in similar actions filed by the Nigerian states of Kano (9 May 2007), Oyo (30 May 2007), Lagos (13 March 2008), Ogun (26 February 2008), and Gombe (17 October 2008) commenced in their respective High Courts. In the five cases that remain active, the plaintiffs seek a total of approximately 10.6 trillion Nigerian naira (approximately £22 billion) in damages, including special, anticipatory and punitive damages, restitution and disgorgement of profits, as well as declaratory and injunctive relief.

63.

The suits claim that the state and federal government plaintiffs incurred costs related to the treatment of smoking-related illnesses resulting from allegedly tortious conduct by the defendants in the manufacture, marketing, and sale of tobacco products in Nigeria, and assert that the plaintiffs are entitled to reimbursement for such costs. The plaintiffs assert causes of action for negligence, negligent design, fraud and deceit, fraudulent concealment, breach of express and implied warranty, public nuisance, conspiracy, strict liability, indemnity, restitution, unjust enrichment, voluntary assumption of a special undertaking, and performance of another’s duty to the public.

64.

The Company and Investments have made a number of challenges to the jurisdiction of the Nigerian courts. Such challenges are still pending (on appeal) against the federal government and the states of Lagos, Kano, Gombe and Ogun. The underlying cases are stayed or adjourned pending the final outcome of these jurisdictional challenges. In the state of Oyo, on 13 November 2015, and 24 February 2017, respectively, the Company’s and Investments’ jurisdictional challenges were successful in the Court of Appeal and the issuance of the writ of summons was set aside.

South Korea

65.

In April 2014, Korea’s National Health Insurance Service (“NHIS”) filed a healthcare recoupment action against KT&G (a Korean tobacco company), PM Korea and BAT Korea (including BAT Korea Manufacturing). The NHIS is seeking damages of roughly 54 billion Korean Won (approximately £35 million) in respect of health care costs allegedly incurred by the NHIS treating patients with lung (small cell and squamous cell) and laryngeal (squamous cell) cancer between 2003 and 2012. Court hearings in the case, which constitute the trial, commenced in September 2014 and remain ongoing.

Brazil

66.

On 21 May 2019, the Federal Attorney’s Office (“AGU”) in Brazil filed an action in the Federal Court of Rio Grande do Sul against the Company, the BAT Group’s Brazilian subsidiary Souza Cruz LTDA (“Souza Cruz”), Philip Morris International, Philip Morris Brazil Indústria e Comércio LTDA and Philip Morris Brasil S/A, asserting claims for medical reimbursement for funds allegedly expended by the federal government as public health care expenses to treat 26 tobacco-related diseases over the last five years and that will be expended in perpetuity during future years, including diseases allegedly caused both by cigarette smoking and exposure to ETS. The action includes a claim for moral damages allegedly suffered by Brazilian society to be paid into a public welfare fund. The action is for an unspecified amount of monetary compensation, as the AGU seeks a bifurcated action in which liability would be determined in the first phase followed by an evidentiary phase to ascertain damages.

67.

On 19 July 2019, the trial court ordered that service of the action on the Company be effected via service on Souza Cruz. On 6 August 2019, Souza Cruz refused to receive service on behalf of the Company due to Souza Cruz’s lack of power to receive the summons on behalf of the Company and such refusal was attached to the case files on 9 August 2019. On 7 August 2019, Souza Cruz was served with the complaint by the AGU and Souza Cruz’s acknowledgement of service was attached to the case files on 12 August 2019.

68.

On 19 August 2019, Souza Cruz filed an interlocutory appeal challenging the 19 July 2019 trial court order permitting the AGU to effect service on the Company by serving Souza Cruz and requesting a stay of the proceedings until the appeal is decided. Souza Cruz also appealed the fact that several documents attached to the AGU’s complaint are in English, without proper translation, and it also appealed the very short term of 30 days for the defendants to prepare their defences.

69.

On 20 August 2019, Souza Cruz informed the trial court about the appeal and the trial court entered an order, which ordered the closure of the online system preventing the parties from submitting any petition so that no prejudice would be caused to the defendants and permitted the AGU, within 15 days of its notification, to respond to the argument that the service of a foreign defendant via its Brazilian subsidiary constituted improper service. On 21 August 2019, the substitute reporting judge of the appellate court, having been notified that the trial court judge had in the meantime issued a new decision (thereby revoking the previous decision), ruled that the appeal filed had therefore been rendered moot. The AGU filed its submission in the trial court on 19 September 2019, and Souza Cruz filed a reply submission on 25 September 2019. Souza Cruz reported on 4 February 2020 that the trial court ruled that service of the Company via its Brazilian subsidiary constituted proper service, denied the request for additional time to file defences, denied the request to have the foreign language documents attached to the initial complaint fully translated into Portuguese, and ordered that defences be filed within 30 business days. On 18 February 2020, Souza Cruz filed an interlocutory appeal (including a request to stay the deadline to file defences), which appeal remains pending.

(b) Class Actions

Brazil

70.

In 1995, the Associação de Defesa da Saúde do Fumante (“ADESF”) class action was filed against Souza Cruz and Philip Morris in the São Paulo Lower Civil Court alleging that the defendants are liable to a class of smokers and former smokers for failing to warn of cigarette addiction. The case was stayed in 2004 pending the defendants’ appeal from a decision issued by the Lower Civil Court that held that the defendants had not met their burden of proving that cigarette smoking was not addictive or harmful to health.

71.

On 12 November 2008, the São Paulo Court of Appeals overturned the lower court’s unfavourable decision of 2004, returning the case to the lower court for production of evidence and a new judgment. Following production of evidence, on 16 May 2011, the lower court granted Souza Cruz’s motion to dismiss the action in its entirety on the merits. The plaintiffs’ appeal to the Sao Paolo Court of Appeals was unsuccessful. The plaintiffs then filed a Special Appeal to the Superior Court of Justice, which was rejected under procedural grounds on 20 February 2017. The plaintiffs filed an appeal of the rejection in the Superior Court of Justice on 15 March 2017.

Canada

72.

As noted above, on 1 March 2019 the Quebec Court of Appeal handed down a judgment which largely upheld and endorsed the lower court’s previous decision in the Quebec Class Actions, as further described below. Imperial’s share of the judgment is approximately CAD $9.2 billion (approximately £5.4 billion). As a result of this judgment, the then immediate attempts by the Quebec plaintiffs to obtain payment out of the CAD $758 million (approximately £436 million) on deposit with the court, the fact that JTI-MacDonald Corp (a co-defendant in the cases) filed for creditor protection under the CCAA on 8 March 2019 and obtained a court ordered stay of all tobacco litigation in Canada as against all defendants (including the RJR Companies) until 4 April 2019, and the need for a process to resolve all of the outstanding litigation across the country, on 12 March 2019 Imperial filed for protection under the CCAA. In its application Imperial asked the Ontario Superior Court to stay all pending or contemplated litigation against Imperial, certain of its subsidiaries and all other Group companies that were defendants in the Canadian tobacco litigation, including the UK companies. On 22 March 2019, Rothmans, Benson & Hedges Inc. also filed for CCAA protection and obtained a stay of proceedings (together with the other two stays, the “Stays”). The Stays are currently in place until 30 September 2020. While the Stays are in place, no steps are to be taken in connection with the Canadian tobacco litigation with respect to any of the defendants.

73.	The below represents the state of the referenced litigation as at the advent of the Stays.

74.	There are 11 class actions being brought in Canada against Group companies.

75.

Knight Class Action: The Supreme Court of British Columbia certified a class of all consumers who purchased Imperial cigarettes in British Columbia bearing ‘light’ or ‘mild’ descriptors since 1974. The plaintiff is seeking compensation for amounts spent on ‘light and mild’ products and a disgorgement of profits from Imperial on the basis that the marketing of light and mild cigarettes was deceptive because it conveyed a false and misleading message that those cigarettes are less harmful than regular cigarettes.

76.

On appeal, the appellate court confirmed the certification of the class, but limited any financial liability, if proven, to 1997 onward. Imperial’s third-party claim against the federal government was dismissed by the Supreme Court of Canada. The federal government is seeking a cost order of CAD$5 million (approximately £3 million) from Imperial relating to its now dismissed third-party claim. After being dormant for several years, the plaintiff delivered a Notice of Intention to Proceed, and Imperial delivered an application to dismiss the action for delay. The application was heard on 23 June 2017 and was dismissed on 23 August 2017. Notice to class members of certification was provided on 14 February 2018. As at the date of the Stays, the next steps were expected to include discovery-related ones.

77.

Growers’ Class Action: In December 2009, Imperial was served with a proposed class action filed by Ontario tobacco farmers and the Ontario Flue-Cured Tobacco Growers’ Marketing Board. The plaintiffs allege that Imperial and the Canadian subsidiaries of Philip Morris International and JTI failed to pay the agreed domestic contract price to the growers used in products manufactured for the export market and which were ultimately smuggled back into Canada. JTI has sought indemnification pursuant to the JTI Indemnities (discussed below at paragraphs 128-129). The plaintiffs seek damages in the amount of CAD$50 million (approximately £29 million). Various preliminary challenges have been heard, the last being a motion for summary judgment on a limitation period. The motion was dismissed and ultimately, leave to appeal to the Ontario Court of Appeal was dismissed in November 2016. In December 2017, the plaintiffs proposed that the action proceed by way of individual actions as opposed to a class action. The defendants did not consent. As at the date of the Stays, the claim was in abeyance pending further action from the plaintiffs.

78.

Quebec Class Actions: There are currently two class actions in Quebec. On 21 February 2005, the Quebec Superior Court granted certification in two class actions against Imperial and two other domestic manufacturers. The court certified two classes, with the class definitions being revised in the judgment rendered 27 May 2015. One class consists of residents of Quebec who (a) smoked before 20 November 1998 at least 12 pack years of cigarettes manufactured by the Defendants; and (b) were diagnosed before 12 March 2012 with: lung cancer, or cancer (squamous cell carcinoma) of the throat, or emphysema. The group also includes the heirs of persons deceased after 20 November 1998 who meet the criteria described above. The second consists of residents of Quebec who, as of 30 September 1998, were addicted to nicotine contained in cigarettes and who in addition meet the following three criteria: (a) they started smoking before 30 September 1994 by smoking cigarettes manufactured by the Defendants; (b) between 1 September and 30 September 1998 they smoked on average at least 15 cigarettes manufactured by the Defendants on a daily basis; and (c) they still smoked an average of at least 15 cigarettes manufactured by the Defendants as of 21 February 2005, or until their death if it occurred before that date. The group also includes the heirs of members who meet the criteria described above. Pursuant to the judgment, the plaintiffs were awarded damages and interest against Imperial and the Canadian subsidiaries of Philip Morris International and JTI in the amount of CAD$15.6 billion (approximately £9.1 billion), most of which was on a joint and several basis, of which Imperial’s share was CAD$10.4 billion (approximately £6.1 billion). An appeal of the judgment was filed on 26 June 2015. The court also awarded provisional execution pending appeal of CAD$1,131 million (approximately £658 million), of which Imperial’s share was approximately CAD$742 million (approximately £431 million). This order was subsequently overturned by the Court of Appeal. Following the cancellation of the order for provisional execution, the plaintiffs filed a motion against Imperial and one other manufacturer seeking security in the amount of CAD $5 billion (approximately £2.9 billion) to guarantee, in whole or in part, the payment of costs of the appeal and the judgment. On 27 October 2015, the Court of Appeal ordered the parties to post security in the amount of CAD$984 million (approximately £573 million), of which Imperial’s share was CAD$758 million (approximately £436 million). The security was paid in seven equal quarterly instalments of just over CAD$108 million (approximately £63 million) between 31 December 2015 and 30 June 2017 – see note 13. The appeal was heard in November 2016. On 1 March 2019, the trial judgment was upheld by a unanimous decision of the five-member panel of the Court of Appeal, with one exception being an amendment to the original interest calculation applied to certain portions of the judgment. The interest adjustment has resulted in the reduction of the total maximum award in the two cases to CAD $13.7 billion (approximately £8 billion) as of 1 March 2019, with Imperial’s share being reduced to approximately CAD $9.2 billion (approximately £5.4 billion). The Court of Appeal also upheld the payment of the initial deposits into the defendants’ solicitors’ trusts account within 60 days, totalling approximately CAD $1.13 billion (approximately £658 million). Imperial’s initial deposit is CAD $759 million (approximately £442 million). Imperial has already paid CAD $758 million (approximately £436 million) into court as security for the judgment.

79.

Other Canadian Smoking and Health Class Actions: Seven putative class actions, described below, have been filed against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies, in various Canadian Provinces. In these cases, none of which have quantified their asserted damages, the plaintiffs allege claims based on fraud, fraudulent concealment, breach of warranty of merchantability, and of fitness for a particular purpose, failure to warn, design defects, negligence, breach of a ‘special duty’ to children and adolescents, conspiracy, concert of action, unjust enrichment, market share liability and violations of various trade practices and competition statutes. Pursuant to the terms of the 1999 sale of RJRT’s international tobacco business, and subject to a reservation of rights, JTI has assumed the defence of the RJR Companies in these seven actions (Semple, Kunka, Adams, Dorion, Bourassa, McDermid and Jacklin, discussed below).

80.

In June 2009, four smoking and health class actions were filed in Nova Scotia (Semple), Manitoba (Kunka), Saskatchewan (Adams) and Alberta (Dorion) against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies. In Saskatchewan, BAT plc and Carreras Rothmans Limited have been released from Adams, and the RJR Companies have brought a motion challenging the jurisdiction of the court. No date has been set in these cases with respect to the certification motion hearing. There are service issues in relation to Imperial and the UK Companies in Alberta and in relation to the UK Companies in Manitoba.

81.

In June 2010, two further smoking and health class actions were filed in British Columbia against various Canadian and non-Canadian tobacco-related entities, including Imperial, the UK Companies and the RJR Companies. The Bourassa claim is allegedly on behalf of all individuals who have suffered chronic respiratory disease and the McDermid claim proposes a class based on heart disease. Both claims state that they have been brought on behalf of those who have ‘smoked a minimum of 25,000 cigarettes.’ The UK Companies, Imperial, the RJR Companies and other defendants objected to jurisdiction. Subsequently, the Company and Carreras Rothmans Limited were released from Bourassa and McDermid. Imperial, Industries, Investments and the RJR Companies remain as defendants in both actions. The plaintiffs did not serve their certification motion materials and no date for a certification motion was set.

82.

In June 2012, a new smoking and health class action was filed in Ontario (Jacklin) against various Canadian and non-Canadian tobacco-related entities, including the UK Companies, Imperial and the RJR Companies. The claim has been in abeyance.

Venezuela

83.

In April 2008, the Venezuelan Federation of Associations of Users and Consumers (FEVACU) and Wolfang Cardozo Espinel and Giorgio Di Muro Di Nunno, acting as individuals, filed a class action against the Venezuelan government. The class action seeks regulatory controls on tobacco and recovery of medical expenses for future expenses of treating smoking-related illnesses in Venezuela. Both C.A Cigarrera Bigott Sucs. (“Cigarrera Bigott”), a Group subsidiary, and ASUELECTRIC, represented by its president Giorgio Di Muro Di Nunno (who had previously filed as an individual), have been admitted as third parties by the Constitutional Chamber of the Supreme Court of Justice. A hearing date for the action is yet to be scheduled. On 25 April 2017 and on 23 January 2018, Cigarrera Bigott requested the court to declare the lapsing of the class action due to no proceedings taking place in the case in over a year. A ruling on the matter is yet to be issued.

(c) Individual Tobacco Related Personal Injury Claims

84.

As at 31 December 2019, the jurisdictions with the most active individual cases against Group companies were, in descending order: Brazil (37), Italy (18), Chile (9), Canada (6), Argentina (5) and Ireland (2). There were a further four jurisdictions with one active case only. Out of the 81 active individual tobacco related personal injury claims, two have received unfavourable verdicts in either the court of first instance or on appeal, only one of which resulted in any finding on liability. The total value of those unfavourable verdicts is ARS$2,850,000 (approximately £36,000 with post-judgment interest totalling approximately £380,000).

Non-Tobacco Related Litigation

Vuse Litigation

85.

On 17 December 2019, plaintiff Whatcom County, a municipal entity in the State of Washington, filed a complaint in California federal court against RAI, RJR Vapor, the Company, Lorillard LLC and LOEC, Inc., as well as against JUUL Labs Inc., PAX Labs Inc., Imperial Brands plc, Fontem Ventures BV, Fontem US Inc., Eonsmoke LLC, Altria Group Inc., Altria Client Services Inc., Altria Group Distribution Company, Nu Mark LLC and Nu Mark Innovations Ltd. The plaintiff has asserted, against RAI, RJR Vapor, the Company, LOEC Inc. and Lorillard LLC, a claim of public nuisance alleging that these defendants endangered the health of Whatcom County residents by allegedly designing, manufacturing and marketing certain vapour products to minors. The case has been assigned to a multi-district litigation proceeding that was consolidated for pre-trial purposes in October 2019 by the US JPML at the request of JUUL Labs Inc. RAI and RJR Vapor received service of the complaint on 30 December 2019, and on 21 January 2020 filed a motion to dismiss the complaint. On 3 February 2020, the plaintiff filed a notice of voluntary dismissal of the action, which dismissed the case, without prejudice, as against all defendants.

Croatian Distributor Dispute

86.

BAT Hrvatska d.o.o u likvidaciji and British American Tobacco Investments (Central and Eastern Europe) Limited are named as defendants in a claim by Mr Perica received on 22 August 2017 and brought before the commercial court of Zagreb, Croatia. Mr Perica seeks damages of HRK 408,000,000 (approximately £46 million) relating to a BAT Standard Distribution Agreement dating from 2005. BAT Hrvatska d.o.o and British American Tobacco Investments (Central and Eastern Europe) Ltd filed a reply to the statement of claim on 6 October 2017. A hearing had been scheduled to take place on 10 May 2018, but it was postponed due to a change of the judge hearing the case. The Commercial Court in Zagreb declared they do not have jurisdiction and that the competent court to hear this case is the Municipal Court in Zagreb. TDR d.o.o. is also named as the defendant in a claim by Mr Perica received on 30 April 2018 and brought before the commercial court of Zagreb, Croatia. Mr. Perica seeks payment in the amount of HRK 408,000,000 (approximately £46 million) claiming that BAT Hrvatska d.o.o. transferred a business unit to TDR d.o.o, thus giving rise to a liability of TDR d.o.o. for the debts incurred by BAT Hrvatska d.o.o, on the basis of the provisions of Croatian civil obligations law. A response to the statement of claim was filed on 30 May 2018. The Commercial Court in Zagreb declared they do not have jurisdiction and that the competent court to hear this case is the Municipal Court in Pula. Mr Perica filed an appeal against this decision which was rejected by the High Commercial Court of The Republic of Croatia confirming therewith that the competent court to hear this case is the Municipal Court in Pula. The Municipal Court in Zagreb shall decide whether the claims by Mr Perica initiated on 22 August 2017 and 30 April 2018 shall be heard as one case in front of the Municipal Court of Zagreb.

BAT/Reynolds American Inc. Shareholder Litigation

87.

Following the Company’s acquisition of the remaining 57.8% of RAI in July 2017, pursuant to North Carolina law, under which RAI was incorporated, a number of RAI shareholders dissented and asserted their rights to a judicial appraisal of the value of their RAI stock. On 29 November 2017, RAI filed a Complaint for Judicial Appraisal in state court in North Carolina against 20 dissenting shareholders, comprised of three groups of affiliated entities. The complaint asks the court to determine the fair value of the dissenting shareholders’ shares in RAI and any accrued interest. A trial was held in June 2019, at which the dissenters sought US$92.17 per share plus interest. Post-trial briefing and argument was completed on 2 October 2019.

glo Litigation

88.

On 22 June 2018, an affiliate of Philip Morris International (PMI) commenced proceedings against British American Tobacco Japan, Ltd. in the Japanese courts challenging the import, export, sale and offer of sale of the glo device and of the NeoStik consumable in Japan at the time the claim was brought (and earlier models of the glo device), alleging that the glo devices directly infringe certain claims of two Japanese patents that have been issued to the PMI affiliate and that the NeoStiks indirectly infringe certain claims of those patents. On 17 January 2019, the PMI affiliate introduced new grounds of infringement, alleging that the glo device also infringes some other claims in the two PMI Japanese patents. Damages for the glo device and NeoStik are claimed in the court filing, to the amount of 100 million Yen (approximately £694,000). The PMI affiliate has also filed a request for injunction with respect to the glo device. BAT denies infringement and is challenging the validity of the two PMI Japanese patents.

Mozambican IP Litigation

89.

On 19 April 2017, Sociedade Agrícola de Tabacos, Limitada (“SAT”) (a BAT Group company in Mozambique) filed a complaint to the National Inspectorate for Economic Activities (“INAE”), the government body under the Ministry of Industry and Trade, regarding alleged infringements of its registered trademark (“GT”) by GS Tobacco SA (“GST”). INAE subsequently seized the allegedly infringing products (“GS cigarettes”) and fined and ordered GST to discontinue manufacturing products that could infringe SAT’s intellectual property rights. Following INAE’s decision, in July 2017 and March 2018, SAT sought damages via the Judicial Court of Nampula, from GST in the amount of and equivalent to £573,000 as well as a permanent restraint order in connection with the manufacturing and selling of the allegedly infringing products. The Judicial Court of Nampula (Tribunal Judicial de Nampula) granted the order on an interim basis on 7 August 2017. After hearing the parties, on 5 September 2017, the court found that no alleged infringement by GST had occurred and removed the interim restraint order, this decision was appealed by SAT and is currently pending a decision. GST filed an application for review against INAE’s initial decision directly to the Minister of Trade and Industry, which reversed the decision of INAE. On 31 December 2018, SAT was notified of GST’s counterclaim against SAT at the Judicial Court of Nampula for damages allegedly sustained as a result of SAT’s complaint to INAE (and INAE’s decision). GST is seeking damages in the amount equivalent to £190 million. On 31 January 2019 SAT filed a formal response to the counterclaim. GST was notified on 28 February 2019 to file a response to our formal response to the counterclaim and the judge scheduled the preliminary hearing for 14 March 2019. This hearing was adjourned and was held on 2 April 2019, when the court heard arguments on the validity of SAT’s counterclaim. On 2 September 2019, SAT received notification of an order which provided that (i) SAT’s claim had been dismissed by the court; and (ii) the GST counterclaim would proceed to trial. On 9 September 2019 SAT responded to the order by appealing the dismissal of the SAT claim. Additionally, SAT made an interlocutory application in the counterclaim proceedings to challenge certain questions posed by the judge, on the basis that the responses may be used as evidence at trial.

Fox River

Background to environmental liabilities arising out of contamination of the Fox River:

90.

In Wisconsin, the authorities have identified potentially responsible parties (“PRPs”) to fund the clean-up of river sediments in the lower Fox River. The pollution was caused by discharges of Polychlorinated Biphenyls (“PCBs”) from paper mills and other facilities operating close to the river. Among the PRPs is NCR Corporation (“NCR”).

91.

In NCR’s Form 10-K Annual Report for the year ended 31 December 2014, which is the most recent public source available, the total clean-up costs for the Fox River are estimated at US$825 million (approximately £623 million). This estimate is subject to uncertainties and does not include natural resource damages (“NRDs”). Total NRDs may range from US$0 to US$246 million (approximately £0 to £186 million).

92.

Industries’ involvement with the environmental liabilities arises out of indemnity arrangements which it became party to due to a series of transactions that took place from the late-1970s onwards and subsequent litigation brought by NCR against Industries and Appvion Inc. (“Appvion”) (a former Group subsidiary) in relation to those arrangements which was ultimately settled. US authorities have never identified Industries as a PRP.

93.

There has been a substantial amount of litigation in the United States involving NCR and Appvion regarding the responsibility for the costs of the clean-up operations. The US Government also brought enforcement proceedings against NCR and Appvion to ensure compliance with regulatory orders made in relation to the Fox River clean-up. This litigation has been settled through agreements with other PRPs and a form of settlement known as a Consent Decree with the US Government.

94.	The principal terms of the Consent Decree, in summary, are as follows:

a.	NCR will perform and fund all of the remaining Fox River remediation work by itself.

b.

The US Government enforcement proceedings will be settled, with NCR having no liability to meet the US Government’s claim for costs it has incurred in relation to the clean-up to date and only a secondary responsibility to meet certain future costs. NCR will have no liability to the US Government for NRDs.

c.

NCR will cease to pursue its contribution claims against the other PRPs and in return will receive contribution protection which means that the other PRPs will not be able to pursue their contribution claims against NCR. NCR will, however, have the right to reinstate its contribution claims if the other PRPs decide to continue to pursue certain contractual claims against NCR.

d.

Appvion will also cease to pursue its claims against the other PRPs to recover monies that it has spent on the clean-up and in return will receive contribution protection. Appvion will, however, have the right to reinstate its claims if the other PRPs decide to continue to pursue certain claims against Appvion.

95.

The Consent Decree was approved by the District Court in Wisconsin on 23 August 2017. The US Government enforcement action against NCR was terminated as a result of that order. The PRPs’ claims for contribution against NCR were dismissed by order of the District Court in Wisconsin given on 11 October 2017.

96.

A Consent Decree between the US Government, P.H. Glatfelter and Georgia Pacific settling the allocation of costs on the Fox River was approved by the District Court in the Eastern District of Wisconsin on 14 March 2019. This Consent Decree concludes all existing litigation on the Fox River, following P.H. Glatfelter’s withdrawal of its appeal against the issuance of the Consent Decree as a term of the settlement.

97.

In its 10K annual report for the year ended 2018, NCR disclosed that in the third quarter of 2017, a contractual dispute arose between the LLC formed by NCR and API to conduct the clean-up operation of the Fox River and the remediation general contractor engaged to perform the necessary work. The amounts claimed by the contractor were stated in NCR’s disclosure to range from approximately US$35 million to approximately US$45 million (approximately £26 million to £34 million). NCR further indicated that it was disputing the claims being made by the contractor, but that to the extent that the claims succeeded, NCR would look to its indemnitors and co-obligors to bear responsibility for the majority of any award, estimating its own share as approximately one-fourth of any such award. In its 10Q quarterly report for the period ended 30 September 2019, NCR disclosed that in November 2019, the arbitration tribunal hearing the dispute had awarded the contractor US$10 million.

Industries’ involvement with environmental liabilities arising out of the contamination of the Fox River:

98.

NCR has taken the position that, under the terms of a 1998 Settlement Agreement between it, Appvion and Industries and a 2005 arbitration award, Industries and Appvion generally had a joint and several obligation to bear 60% of the Fox River environmental remediation costs imposed on NCR and of any amounts NCR has to pay in respect of other PRPs’ contribution claims. BAT has not acknowledged any such liability to NCR and has defences to such claims. Further, under the terms of the Funding Agreement (described above and below) any dispute between Industries and NCR as to the final amount of any NCR claim against Industries in respect of the Fox River (if any) can only be determined at the later of (i) the completion of Fox River remediation works or (ii) the final resolution and exhaustion of all possible appeals in the proceedings against Sequana, PricewaterhouseCoopers LLP (PwC) and other former advisers.

99.

Until May 2012, Appvion and Windward (another former Group subsidiary) paid 60% share of the clean-up costs and Industries was never required to contribute. Around that time Appvion refused to continue to pay clean-up costs, leading to NCR demanding that Industries pay a 60% share.

100.

Industries commenced proceedings against Windward and Appvion in December 2011 seeking indemnification in respect of any liability it might have to NCR (the “English Indemnity Proceedings”) pursuant to a 1990 de-merger agreement between those parties.

Funding Agreement of 30 September 2014

101.

On 30 September 2014, Industries entered into the Funding Agreement with Windward, Appvion, NCR and BTI 2014 LLC (“BTI”) (a wholly-owned subsidiary of Industries). Pursuant to the Funding Agreement, the English Indemnity Proceedings and a counterclaim Appvion had brought in those proceedings, as well as an NCR-Appvion arbitration concerning Appvion’s indemnity to NCR, were discontinued as part of an overall agreement between the parties providing a framework through which they would together fund the ongoing costs of the Fox River clean-up. Under the agreement, NCR has agreed to accept funding by Industries at the lower level of 50% of the ongoing clean-up related costs of the Fox River (rather than the 60% referenced above; this remains subject to an ability to litigate at a later stage the extent of Industries’ liability in relation to Fox River clean-up related costs (including in respect of the 50% of costs that Industries has paid under the Funding Agreement to date). In addition, Windward has contributed US$10 million (approximately £8 million) of funding and Appvion has contributed US$25 million (approximately £19 million) for Fox River and agreed to contribute US$25 million (approximately £19 million) for the Kalamazoo River (see further below). Appvion entered Chapter 11 bankruptcy protection on 1 October 2017.

102.

The parties also agreed to cooperate in order to maximise recoveries from certain claims made against third parties, including (i) a claim commenced by Windward in the High Court of England & Wales (the High Court) against Sequana and the former Windward directors (the “Windward Dividend Claim”). That claim was assigned to BTI under the Funding Agreement, and relates to dividend payments made by Windward to Sequana of around €443 million (approximately £375 million) in 2008 and €135 million (approximately £114 million) in 2009 (the “Dividend Payments”) and (ii) a claim commenced by Industries directly against Sequana to recover the value of the Dividend Payments alleging that the dividends were paid for the purpose of putting assets beyond the reach of Windward’s creditors (including Industries) (the “BAT section 423 Claim”).

103.

A trial of the Windward Dividend Claim and the BAT section 423 Claim took place before the English High Court between February and April 2016. Judgment was handed down by the High Court on 11 July 2016. The court held that the 2009 Dividend Payment of €135 million (approximately £114 million) was a transaction at an undervalue made with the intention of putting assets beyond the reach of Industries or of otherwise prejudicing Industries’ interests. It therefore contravened Section 423 of the Insolvency Act. The court dismissed the Windward Dividend Claim. BTI sought permission to appeal in respect of the Judge’s findings in relation to the Windward Dividend Claim. Sequana sought permission to appeal the Judge’s findings in relation to the BAT section 423 Claim.

104.

On 13 and 16 January 2017 and 3 February 2017 further hearings took place to determine the precise form of relief to be awarded to Industries and to hear the parties’ applications for permission to appeal. Judgment was handed down on 10 February 2017. In respect of relief, the court ordered that Sequana must pay BTI an amount up to the full value of the 2009 Dividend plus interest which equates to around US$185 million (approximately £140 million). This figure is subject to increase as interest is continuing to accrue. Sequana must make an initial payment of around US$138 million (approximately £104 million) and further payments going forward as and when Industries makes payments in respect of clean-up costs. In respect of appeals, the court granted BTI and Sequana permission to appeal (the “Sequana Claims Appeal”). The court also granted Sequana a stay in respect of the above payments. The stay was lifted in May 2017.

105.

In February 2017 Sequana entered into a process in France seeking court protection (the “Sauvegarde”). This process was the subject of a challenge before the French courts. On 7 March 2019, Sequana announced that it was incapable of paying its debts and that it had applied to the Nanterre Commercial Court to convert the Sauvegarde into a redressement judiciaire, a form of insolvent receivership. On 15 May 2019, the Nanterre Commercial Court made an order placing Sequana into formal liquidation proceedings (liquidation judiciaire). To date, Industries has not received any payments from Sequana.

106.

In June 2018, the Court of Appeal heard arguments in the Sequana Claims Appeal. On 6 February 2019 the Court of Appeal gave judgment upholding the High Court’s findings, with one immaterial change to the method of calculating the damages awarded. Sequana therefore remains liable to pay approximately US$185 million (approximately £140 million). However, following the Court of Appeal judgment, and as referenced above, on 7 March 2019 Sequana entered into receivership in France, thus staying execution of the US$185 million judgment in favour of BTI. The Court of Appeal dismissed BTI’s appeal in relation to the Windward Dividend Claim. The Court of Appeal also dismissed Sequana’s application for permission to appeal the High Court’s costs order in favour of Industries. Sequana therefore remains liable to pay around £10 million in costs to Industries. The Court of Appeal made no order as to the costs of the appeal. All parties to the appeal sought permission from the Court of Appeal for a further appeal to the U.K. Supreme Court. The Court of Appeal refused the applications. On 5 March 2019, BTI applied directly to the Supreme Court for permission to appeal in relation to the Windward Dividend Claim. On 6 March 2019, Sequana applied directly to the Supreme Court for permission to appeal in relation to its liability in the BAT section 423 Claim. On 31 July 2019, BTI was granted permission to appeal to the Supreme Court. On the same day, the Supreme Court refused Sequana permission to appeal. A hearing of BTI’s appeal has been listed to take place on 25 and 26 March 2020.

107.

BTI has brought claims against certain of Windward’s former advisers, including Windward’s auditors at the time of the dividend payments, PwC (which claims were also assigned to BTI under the Funding Agreement). The claim was stayed while the Windward Dividends claim and the BAT section 423 Claim were heard. Following the Court of Appeal judgment in the Sequana Claims Appeal, BTI is now pursuing its assigned claim against PwC. PwC applied to court to strike-out BTI’s claim. A hearing of this application took place in October 2019. On 15 November 2019, the court dismissed PwC’s application. The court has granted PwC permission to appeal in respect of part of its dismissal of the application. A hearing of that appeal has yet to be scheduled, but is not expected to take place before Q4 2020 at the earliest.

108.	An agreed stay is also in place in respect of BTI’s separate assigned claim against Freshfields Bruckhaus Deringer.

109.

The sums Industries has agreed to pay under the Funding Agreement are subject to ongoing adjustment, as clean-up costs can only be estimated in advance of the work being carried out and as certain sums payable are the subject of ongoing US litigation. In 2018, Industries paid £25 million in respect of clean-up costs and is potentially liable for further costs associated with the clean-up. From January through December 2019, Industries paid £32 million. Industries has a provision of £73 million which represents the current best estimate of its exposure – see note 20.

Kalamazoo

110.

NCR is also being pursued by Georgia-Pacific, as the owner of a facility on the Kalamazoo River in Michigan which released PCBs into that river. Georgia-Pacific has been designated as a PRP in respect of the river.

111.	Georgia-Pacific contends that NCR is responsible for, or should contribute to, the clean-up costs, because:

a.	a predecessor to NCR’s Appleton Papers Division sold ‘broke’ containing PCBs to Georgia-Pacific or others for recycling;

b.	NCR itself sold paper containing PCBs to Georgia-Pacific or others for recycling; and/or

c.

NCR is liable for sales to Georgia-Pacific or others of PCB-containing broke by Mead Corporation, which, like the predecessor to NCR’s Appleton Papers Division, coated paper with the PCB containing emulsion manufactured by NCR.

112.

A full trial on liability took place in February 2013. On 26 September 2013, the Michigan Court held that NCR was liable as a PRP on the basis that broke sales constituted an arrangement for the disposal of hazardous material for the purposes of CERCLA. The decision was based on NCR’s knowledge of the hazards of PCBs from at least 1969. The decision is under appeal.

113.

The second phase of the Kalamazoo trial to determine the apportionment of liability amongst NCR, Georgia-Pacific and the other PRPs (International Paper Company and Weyerhaeuser Company) took place between September and December 2015.

114.

On 29 March 2018, Judge Jonker handed down judgment in respect of around US$55 million (approximately £42 million) of Georgia-Pacific’s past remediation costs. Judge Jonker did not determine the question of future remediation costs. Judge Jonker ordered that NCR pay 40% of Georgia-Pacific past costs (around US$22 million (approximately £17 million)).

115.

It is anticipated that NCR will look to Industries to pay 60% of any sums it becomes liable to pay to Georgia-Pacific on the basis, it would be asserted, that the river constitutes a ‘Future Site’ for the purposes of the Settlement Agreement. The Funding Agreement described above does not resolve any such claims, but does provide an agreed mechanism pursuant to which any surplus from the valuable recoveries of any third-party claims that remains after all Fox River related clean-up costs have been paid and Industries and NCR have been made whole may be applied towards Kalamazoo clean-up costs, in the event that NCR were to be successful in any claim for a portion of them from Industries or Appvion (subject to Appvion’s cap, described below). Industries has defences to any claims made by NCR in relation to the Kalamazoo River. No such claims have been made against Industries.

116.

Industries also anticipates that NCR may seek to recover from Appvion (subject to a cap of US$25 million (approximately £19 million)) for ‘Future Sites’ under the Funding Agreement). The basis of the recovery would be the same as any demand NCR may make on Industries. Appvion entered Chapter 11 bankruptcy protection on 1 October 2017. The effect of the Chapter 11 proceedings on Appvion’s liability for Future Sites payments under the Funding Agreement is currently uncertain.

117.

Further hearings were held before Judge Jonker to determine the final form of the order reflecting this judgment. The parties commenced appeal proceedings against this judgment in July 2018. NCR also agreed an appeal bond with Georgia-Pacific to prevent enforcement of the judgment while it remained subject to appeal.

118.

On 11 December 2019, NCR announced that it had entered into a Consent Decree with the US Government and the State of Michigan, pursuant to which it assumed liability for certain remediation work at the Kalamazoo River. This Consent Decree remains subject to approval by the District Court for the Western District of Michigan. The payments to be made on the face of the Consent Decree in respect of such work total approximately US$245 million (approximately £185 million). The Consent Decree also provides for the withdrawal of NCR’s appeal against Georgia-Pacific, and payment by NCR of the outstanding judgment against it of approximately US$20 million (approximately £15 million) to Georgia-Pacific.

119.

Pending final court approval of the Consent Decree, the quantum of the clean-up costs for the Kalamazoo River is presently unclear. It may well exceed the amounts which are payable on the face of the Consent Decree (even if approved).

120.

As detailed above, Industries is taking active steps to protect its interests, including seeking to procure the repayment of the Windward dividends, pursuing the other valuable claims that are now within its control, and working with the other parties to the Funding Agreement to maximise recoveries from third parties with a view to ensuring that amounts funded towards clean-up related costs are later recouped under the agreed repayment mechanisms under the Funding Agreement.

Other environmental matters

121.

RAI and its subsidiaries are subject to federal, state and local environmental laws and regulations concerning the discharge, storage, handling and disposal of hazardous or toxic substances. Such laws and regulations provide for significant fines, penalties and liabilities, sometimes without regard to whether the owner or operator of the property or facility knew of, or was responsible for, the release or presence of hazardous or toxic substances. In addition, third parties may make claims against owners or operators of properties for personal injuries and property damage associated with releases of hazardous or toxic substances. In the past, RJRT has been named a PRP with third parties under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA) with respect to several superfund sites. RAI and its subsidiaries are not aware of any current environmental matters that are expected to have a material adverse effect on the business, results of operations or financial position of RAI or its subsidiaries.

Criminal investigations

122.

The Group has been investigating, and is aware of governmental authorities’ investigations into, allegations of misconduct. It has been liaising with relevant authorities, including the UK’s Serious Fraud Office, which is conducting an investigation into suspicions of corruption in the conduct of business by Group companies and associated persons, and the DOJ and OFAC in the United States, which are conducting an investigation into suspicions of breach of sanctions. The Group is cooperating with the authorities’ investigations.

123.

The potential for fines, penalties or other consequences cannot currently be assessed. As the investigations are ongoing, it is not yet possible to identify the timescale in which these matters might be resolved.

Closed litigation matters

124.

The following matters on which the Company reported in the contingent liabilities and financial commitments note 28 to the Group’s 2018 financial statements have been dismissed, concluded or resolved as noted below:

Matter	Jurisdiction	Companies named as Defendants	Description	Disposition
West Virginia IPIC	USA	RJRT, Lorillard Tobacco and/or B&W	Personal injury case	Dismissed by court
Breathe DC	USA	RJRT, RAI, SFNTC	Class action	Settlement reached
Corwin	USA	RJRT, BAT	Class action shareholder case	Supreme Court decision
Sao Paulo Recoupment Claim	Brazil	Souza Cruz S.A.	Class action	Plaintiff appeal denied by Superior Court of Justice

General Litigation Conclusion

125.

While it is impossible to be certain of the outcome of any particular case or of the amount of any possible adverse verdict, the Group believes that the defences of the Group’s companies to all these various claims are meritorious on both the law and the facts, and a vigorous defence is being made everywhere.

126.

As indicated above, on 1 March 2019 the Quebec Court of Appeal released its appeal judgment. The trial judgment was largely upheld by a unanimous decision of the five-member panel including the requirement that the defendants deposit the initial deposits in their solicitors’ trust accounts within 60 days. This is the only executory aspect of the judgment. In these circumstances we are of the view that it is more likely than not that there will be an outlay and it is reasonably estimable at CAD$758 million (approximately £436 million), the amount of the initial deposit. If further adverse judgments are entered against any of the Group’s companies in any case, avenues of appeal will be pursued. Such appeals could require the appellants to post appeal bonds or substitute security (as has been necessary in Quebec) in amounts which could in some cases equal or exceed the amount of the judgment. At least in the aggregate, and despite the quality of defences available to the Group, it is not impossible that the Group’s results of operations or cash flows in any particular period could be materially adversely affected by the impact of a significant increase in litigation, difficulties in obtaining the bonding required to stay execution of judgments on appeal, or any final outcome of any particular litigation.

127.

Having regard to all these matters, with the exception of the Quebec Class Actions, Fox River and certain Engle progeny cases identified above, the Group does not consider it appropriate to make any provision in respect of any pending litigation because the likelihood of any resulting material loss, on an individual case basis, is not considered probable and/or the amount of any such loss cannot be reasonably estimated. Notwithstanding the negative decision in the Quebec Class Actions, the Group does not believe that the ultimate outcome of this litigation will significantly impair the Group’s financial condition. If the facts and circumstances change and result in further unfavourable outcomes in the pending litigation, then there could be a material impact on the financial statements of the Group.

Other contingencies

128.

JTI Indemnities. By a purchase agreement dated 9 March 1999, amended and restated as of 11 May 1999, referred to as the 1999 Purchase Agreement, R.J. Reynolds Tobacco Holdings, Inc. (“RJR”) and RJRT sold their international tobacco business to JTI. Under the 1999 Purchase Agreement, RJR and RJRT retained certain liabilities relating to the international tobacco business sold to JTI, and agreed to indemnify JTI against: (i) any liabilities, costs and expenses arising out of the imposition or assessment of any tax with respect to the international tobacco business arising prior to the sale, other than as reflected on the closing balance sheet; (ii) any liabilities, costs and expenses that JTI or any of its affiliates, including the acquired entities, may incur after the sale with respect to any of RJR’s or RJRT’s employee benefit and welfare plans; and (iii) any liabilities, costs and expenses incurred by JTI or any of its affiliates arising out of certain activities of Northern Brands.

129.

RJRT has received claims for indemnification from JTI, and several of these have been resolved. Although RJR and RJRT recognise that, under certain circumstances, they may have other unresolved indemnification obligations to JTI under the 1999 Purchase Agreement, RJR and RJRT disagree what circumstances described in such claims give rise to any indemnification obligations by RJR and RJRT and the nature and extent of any such obligation. RJR and RJRT have conveyed their position to JTI, and the parties have agreed to resolve their differences at a later date.

130.

ITG Indemnity. In the Divestiture, RAI agreed to defend and indemnify, subject to certain conditions and limitations, ITG in connection with claims relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands on or before 12 June 2015, as well as in actions filed before 13 June 2023, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands. In the purchase agreement relating to the Divestiture, ITG agreed to defend and indemnify, subject to certain conditions and limitations, RAI and its affiliates in connection with claims relating to the purchase or use of ‘blu’ brand e-cigarettes. ITG also agreed to defend and indemnify, subject to certain conditions and limitations, RAI and its affiliates in actions filed after 12 June 2023, relating to the purchase or use of one or more of the Winston, Kool, Salem or Maverick cigarette brands after 12 June 2015. ITG has tendered a number of actions to RAI under the terms of this indemnity, and RAI has, subject to a reservation of rights, agreed to defend and indemnify ITG pursuant to the terms of the indemnity. These claims are substantially similar in nature and extent to claims asserted directly against RJRT in similar actions.

131.

Loews Indemnity. In 2008, Loews Corporation (“Loews”), entered into an agreement with Lorillard Inc., Lorillard Tobacco, and certain of their affiliates, which agreement is referred to as the “Separation Agreement”. In the Separation Agreement, Lorillard agreed to indemnify Loews and its officers, directors, employees and agents against all costs and expenses arising out of third-party claims (including, without limitation, attorneys’ fees, interest, penalties and costs of investigation or preparation of defence), judgments, fines, losses, claims, damages, liabilities, taxes, demands, assessments, and amounts paid in settlement based on, arising out of or resulting from, among other things, Loews’ ownership of or the operation of Lorillard and its assets and properties, and its operation or conduct of its businesses at any time prior to or following the separation of Lorillard and Loews (including with respect to any product liability claims). Loews is a defendant in three pending product liability actions, each of which is a putative class action. Pursuant to the Separation Agreement, Lorillard is required to indemnify Loews for the amount of any losses and any legal or other fees with respect to such cases. Following the closing of the Lorillard merger, RJRT assumed Lorillard’s obligations under the Separation Agreement as was required under the Separation Agreement.

132.

SFRTI Indemnity. In connection with the 13 January 2016 sale by RAI of the international rights to the Natural American Spirit brand name and associated trademarks, along with SFR Tobacco International GmbH (“SFRTI”) and other international companies that distributed and marketed the brand outside the United States, to JT International Holding BV (“JTI Holding”), each of SFNTC, R. J. Reynolds Global Products, Inc., and R. J. Reynolds Tobacco B.V. agreed to indemnify JTI Holding against, among other things, any liabilities, costs, and expenses relating to actions (i) commenced on or before (a) 13 January 2019, to the extent relating to alleged personal injuries, and (b) in all other cases, 13 January 2021; (ii) brought by (a) a governmental authority to enforce legislation implementing European Union Directive 2001/37/EC or European Directive 2014/40/EU or (b) consumers or a consumer association; and (iii) arising out of any statement or claim (a) made on or before 13 January 2016, (b) by any company sold to JTI Holding in the transaction, (c) concerning Natural American Spirit brand products consumed or intended to be consumed outside of the United States and (d) that the Natural American Spirit brand product is natural, organic, or additive free. Under the terms of this indemnity, JTI has requested indemnification from Santa Fe Natural Tobacco Company Germany GmbH (“SFNTCG”) in connection with an audit of SFNTCG relating to transfer pricing for the tax years 2007 to 2010 and 2012 to 2015. SFNTCG contests the audit results. The amount in dispute is approximately €21 million plus interest (approximately £18 million).

133.

Indemnification of Distributors and Retailers. RJRT, Lorillard Tobacco, SFNTC, American Snuff Co. and RJR Vapor have entered into agreements to indemnify certain distributors and retailers from liability and related defence costs arising out of the sale or distribution of their products. Additionally, SFNTC has entered into an agreement to indemnify a supplier from liability and related defence costs arising out of the sale or use of SFNTC’s products. The cost has been, and is expected to be, insignificant. RJRT, SFNTC, American Snuff Co. and RJR Vapor believe that the indemnified claims are substantially similar in nature and extent to the claims that they are already exposed to by virtue of their having manufactured those products.

134.	Except as otherwise noted above, RAI is not able to estimate the maximum potential of future payments, if any, related to these indemnification obligations.

135.

Competition Investigations. There are instances where Group companies are cooperating with relevant national competition authorities in relation to ongoing competition law investigations and/or engaged in legal proceedings at the appellate level, including (amongst others) in Ukraine, Cyprus and Netherlands.

Tax disputes

The Group has exposures in respect of the payment or recovery of a number of taxes. The Group is and has been subject to a number of tax audits covering, amongst others, excise tax, value added taxes, sales taxes, corporate taxes, withholding taxes and payroll taxes.

The estimated costs of known tax obligations have been provided in these accounts in accordance with the Group’s accounting policies. In some countries, tax law requires that full or part payment of disputed tax assessments be made pending resolution of the dispute. To the extent that such payments exceed the estimated obligation, they would not be recognised as an expense. While the amounts that may be payable or receivable in relation to tax disputes could be material to the results or cash flows of the Group in the period in which they are recognised, the Board does not expect these amounts to have a material effect on the Group’s financial condition.

The challenge from the South African Revenue Service regarding the debt financing of British American Tobacco South Africa was resolved in 2019.

The following matters may proceed to litigation:

Corporate taxes

Brazil

The Brazilian Federal Tax Authority has filed claims against Souza Cruz seeking to reassess the profits of overseas subsidiaries to corporate income tax and social contribution tax. The reassessments are for the years 2004 until and including 2012 for a total amount of BRL1,683 million (£316 million) to cover tax, interest and penalties.

Souza Cruz appealed all reassessments. Regarding the first assessments (2004-2006) Souza Cruz’s appeal was rejected in 2013 although the written judgment of that tribunal was received in 2016. Souza Cruz has appealed the decision. The appeal against the second assessments (2007 and 2008) was upheld at the second tier tribunal and was closed. In 2015, a further reassessment for the same period (2007 and 2008) was raised after the five-year statute of limitation which has been appealed against.

Souza Cruz received further reassessments in 2014 for the 2009 calendar year and in 2015 an assessment for the 2010 calendar year. Souza Cruz appealed both the reassessments in full. In December 2016, assessments were received for the calendar years 2011 and 2012 which have also been appealed.

Netherlands

The Dutch tax authority has issued a number of assessments on various issues across the years 2003-2016 in relation to various intra-group transactions. The assessments amount to an aggregate net liability across these periods of £921 million covering tax, interest and penalties. The Group has appealed against the assessments in full.

The Group believes that its companies have meritorious defences in law and fact in each of the above matters and intends to pursue each dispute through the judicial system as necessary. The Group does not consider it appropriate to make provision for these amounts nor for any potential further amounts which may be assessed in relation to these matters in subsequent years.

Indirect and other taxes

Bangladesh

On 25 July 2018, the Appellate Division of the Supreme Court of Bangladesh has reversed the decision of the High Court Division against BAT Bangladesh in respect of the retrospective demands for VAT and Supplementary Duty amounting to approximately £170 million. On 3 February 2020, the certified Court Order was received. The Attorney General has 30 days to file a review petition with the Court. The Group is not, at the date of this announcement, aware of any filing.

Egypt

British American Tobacco Egypt LLC is subject to two ongoing civil cases concerning the imposition of sales tax on low-price category brands brought by the Egyptian tax authority for £113 million. Management believes that the tax claims are unfounded and has appealed the tax claims. These cases are scheduled for hearings on 8 April 2020 and 24 June 2020.

South Korea

In 2016, the Board of Audit and Inspection of Korea (“BAI”) concluded its tax assessment in relation to the 2014 year-end tobacco inventory, and imposed additional national excise, local excise, VAT taxes and penalties. This resulted in the recognition of a KRW 80.7 billion (approximately £53 million) charge by Group subsidiaries, BAT Korea Ltd., Rothmans Far East B.V. Korea Branch Office and BAT Korea Manufacturing Ltd. Management deems the tax and penalties to be unfounded and has appealed to the tax tribunal against the assessment. On grounds of materiality and the high likelihood of the tax and penalties being reversed in future, the Group classified the tax and penalties charge as an adjusting item in 2016.

On 23 August 2019, the trial court ruled in favour of Rothmans Far East B.V. Korea Branch Office on KRW 6.7 billion (approximately £4 million), the VAT portion of the assessment; appeals on the other elements of the assessment are still pending at trial court. The Korean government appealed the ruling on 16 September 2019. Management expects the final ruling by the Supreme Court by 2021. Due to the uncertain outcome of the case no asset has been recognised in relation to this ruling.

Brazil

On 15 March 2017, the Brazilian Supreme Court ruled that for all taxpayers VAT (ICMS) should not be included in the calculation of social contribution taxes (PIS/Cofins) which are levied based on revenue. However, the retrospective application of the basis of calculation is subject to an extraordinary appeal and the final decision is expected in early 2020.

The Group’s Brazilian subsidiary, Souza Cruz, had filed an individual lawsuit to establish that it had overpaid taxes to the government. In 2019, Souza Cruz received a favourable decision in the lower court and has therefore recognised £86 million in other income representing management’s best estimate of the amounts likely to be recovered at this time with the potential for further amounts in future periods.

If the ruling were to be enacted retrospectively for a period of five years, the potential asset is estimated to be around £723 million.

Commitments in relation to service contracts, non-capitalised leases

The total future minimum payments under non-cancellable service contracts based on when payments fall due:

	2019 £m	2018 £m
Service contracts
Within one year	15	20
Between one and five years	20	17
Beyond five years	-	-
	35	37

Financial commitments arising from short-term leases and leases of low-value assets that are not capitalised under IFRS 16 Leases are £10 million for property and £11 million for plant, equipment and other assets. Refer to note 30 for more information on the adoption of IFRS 16.

Performance guarantees

As part of the acquisition of TDR in 2015, the Group has committed to keeping the manufacturing facility in Kanfanar, Croatia operational for at least five years following completion of the acquisition. The maximum exposure under this guarantee is £42 million (2018: £45 million).

28 Interests in subsidiaries

Subsidiaries with material non-controlling interests

Non-controlling interests principally arise from the Group’s listed investment in Malaysia (British American Tobacco (Malaysia) Berhad), where the Group held 50% of the listed holding company in 2019, 2018 and 2017. The Group has assessed that it exercises de facto control over Malaysia as it has the practical ability to direct the business through effective control of the Company’s Board as a result of the Group controlling the largest shareholding block in comparison to other shareholdings which are widely dispersed. Summarised financial information for Malaysia is shown below as required by IFRS 12. As part of the Group’s reporting processes, Malaysia report consolidated financial information for the Malaysia group which has been adjusted to comply with Group accounting policies which may differ to local accounting practice. Goodwill in respect of Malaysia, which arose as a result of the acquisition of the Rothmans group referred to in note 8, has not been included as part of the net assets below. In addition, no adjustments have been made to the information below for the elimination of intercompany transactions and balances with the rest of the Group.

Summarised financial information	2019 £m	2018 £m	2017 £m

Revenue	191	231	237
Profit for the year	65	87	89
– Attributable to non-controlling interests	33	43	44

Total comprehensive income	65	87	87
– Attributable to non-controlling interests	33	43	43

Dividends paid to non-controlling interests	(36)	(40)	(64)

Summary net assets:
Non-current assets	20	16	18
Current assets	97	116	101
Non-current liabilities	(4)	-	(5)
Current liabilities	(117)	(129)	(120)
Total equity at the end of the year	(4)	3	(6)
– Attributable to non-controlling interests	(2)	1	(3)

Net cash generated from operating activities	61	86	67
Net cash generated in investing activities	-	(2)	14
Net cash used in financing activities	(73)	(77)	(86)
Differences on exchange	-	1	(1)
Increase/(decrease) in net cash and cash equivalents	(12)	8	(6)
Net cash and cash equivalents at 1 January	10	2	8
Net cash and cash equivalents at 31 December	(2)	10	2

Subsidiaries subject to restrictions:

As a result of the Group’s Canadian subsidiary, Imperial Tobacco Canada (ITCAN), entering CCAA protection, the assets of ITCAN are subject to restrictions. The table below summarises the assets and liabilities of ITCAN:

Summarised financial information	2019 £m	2018 £m

Non-current assets	2,403	2,781
Current assets	768	394
Non-current liabilities	(131)	(129)
Current liabilities	(447)	(498)
	2,593	2,548

Under the terms of CCAA, the court has appointed FTI Consulting Canada Inc. to act as a monitor. This monitor has no operational input and is not involved in the management of the business. The Group considers that ITCAN continues to meet the requirements of IFRS 10 Consolidated Financial Statements, and, until such requirements are not met, the Group will continue to consolidate the results of ITCAN.

Whilst the Group continues to control the operations of its Canadian subsidiary, there are restrictions over the ability to access or use certain assets including the ability to remit dividends. Included in current assets are cash and cash equivalents of £595 million, of which £445 million is restricted (2018: £248 million, none of which was restricted) (note 17) and inventories of £117 million (2018: £105 million). Included in non-current assets for 2019 and 2018 is goodwill of £2.3 billion subject to impairment reviews (note 8). Included in current liabilities are trade and other payables of £310 million (2018: £362 million), the majority of which are amounts payable in respect of duties and excise. Refer to note 27 for information on the Quebec Class Actions.

Other shareholdings

The Group holds 92% of the equity shares of PT Bentoel Internasional Investama Tbk (“Bentoel”). In 2011, the Group sold 984 million shares, representing approximately 14% of Bentoel’s share capital, for the purposes of fulfilling certain obligations pursuant to Bapepam LK (Indonesia) takeover regulations. The Group simultaneously entered into a total return swap on 971 million of the shares. In June 2016, the Group and other investors participated in a rights issue by Bentoel, increasing its stake in Bentoel to 92%. Simultaneously, the Group amended the total return swap to take account of an addition 1,684 million shares. The shares subject to the total return swap now represent 7% of Bentoel’s issued capital. While the Group does not have legal ownership of these shares, it retains the risks and rewards associated with them which results in the Group continuing to recognise an effective interest in 99% of Bentoel’s net assets and results.

Refer to note 10 for information on the Group’s 42% investment in Tisak d.d..

29 Condensed consolidating financial information

The following consolidating financial information is required by the rules of the Securities and Exchange Commission and has been prepared as a requirement of the Regulation S-X 3-10.

The following condensed consolidating financial information relates to the guarantees of:

●	US$10.3 billion RAI unsecured notes;

●	US$149.5 million of Lorillard unsecured notes;

●

US$14.96 billion of bonds representing the portion (99.7%) of a total US$15 billion of bonds issued by B.A.T Capital Corporation (“BATCAP”) in connection with the acquisition of RAI exchanged for registered bonds in 2018; and

●

US$3.5 billion of bonds issued by BATCAP in connection with the Shelf Registration Statement on Form F-3 filed on July 17, 2019, pursuant to which BATCAP or BATIF may issue an indefinite amount of debt securities.

Note: The following condensed consolidating financial statements report the contribution of each applicable company to the Group’s results and not the separate financial statements for each applicable company as local financial statements are prepared in accordance with local legislative requirements and may differ from the financial information provided below. In particular, in respect of the United States region, all financial statements and financial information provided by or with respect to the US business or RAI (and/or RAI and its subsidiaries (collectively, the “RAI Group”)) are prepared on the basis of US GAAP and constitute the primary financial statements or financial information of the US business or RAI (and/or the RAI Group). Solely for the purpose of consolidation within the results of BAT p.l.c. and the BAT Group, this financial information is then converted to IFRS as issued by the IASB and adopted by the EU. To the extent any such financial information provided in these financial statements relates to the US business or RAI (and/or the RAI Group), it is provided as an explanation of the US business’s or RAI’s (and/or the RAI Group’s) primary US GAAP based financial statements and information.

(a) RAI and Lorillard unsecured notes

The following condensed consolidating financial information relates to the guarantees of: US$10.3 billion (2018: US$11 billion) RAI unsecured notes (referred to as “RB” below) and US$149.5 million (2018: US$231 million) of Lorillard unsecured notes (referred to as “LB” below). The subsidiaries disclosed below are wholly owned and the guarantees provided are full and unconditional, and joint and several.

The following condensed consolidating financial information includes the accounts and activities of:

a.	British American Tobacco p.l.c. (parent guarantor of RB and LB), referred to as “BAT p.l.c.” in the financials below;

b.	R.J. Reynolds Tobacco Company (issuer of LB), referred to as “RJRT” in the financials below;

c.	Reynolds American Inc. (issuer of RB, subsidiary guarantor of LB), referred to as “RAI” in the financials below;

d.	R.J. Reynolds Tobacco Holdings Inc. (subsidiary guarantor of RB and LB), referred to as “RJRTH” in the financials below;

e.	other direct and indirect subsidiaries of the BAT Group that are not guarantors;

f.	elimination entries necessary to consolidate the parent with the issuer, the subsidiary guarantors and non-guarantor subsidiaries; and

g.	the BAT Group on a consolidated basis.

	Condensed Consolidating Income Statement

Year ended 31 December 2019

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor £m	Issuer (LB) £m	Issuer (RB) Subsidiary guarantor (LB) £m	Subsidiary guarantor (LB & RB) £m	Non- guarantor subsidiaries £m	Eliminations £m	Consolidated £m
Revenue	-	8,474	-	-	17,746	(343)	25,877
Raw materials and consumables used	-	(672)	-	-	(4,224)	297	(4,599)
Changes in inventories of finished goods and work in progress	-	(7)	-	-	169	-	162
Employee benefit costs	(4)	(203)	(10)	(1)	(3,004)	1	(3,221)
Depreciation, amortisation and impairment costs	-	(179)	-	-	(1,333)	-	(1,512)
Other operating income	-	2	26	-	3,589	(3,454)	163
Loss on reclassification from amortised cost to fair value	-	-	-	-	(3)	-	(3)
Other operating expenses	(122)	(6,765)	(18)	-	(4,482)	3,536	(7,851)

(Loss)/profit from operations	(126)	650	(2)	(1)	8,458	37	9,016

Net finance income/(costs)	121	2	(497)	3	(1,188)	(43)	(1,602)

Share of post-tax results of associates and joint ventures	-	-	-	-	498	-	498

Profit before taxation	(5)	652	(499)	2	7,768	(6)	7,912
Taxation on ordinary activities	-	(187)	125	-	(2,001)	-	(2,063)
Equity income from subsidiaries	5,854	2,595	3,697	3,086	-	(15,232)	-

Profit for the year	5,849	3,060	3,323	3,088	5,767	(15,238)	5,849

Attributable to:
Owners of the parent	5,849	3,060	3,323	3,088	5,622	(15,238)	5,704
Non-controlling interests	-	-	-	-	145	-	145

	5,849	3,060	3,323	3,088	5,767	(15,238)	5,849

	Condensed Consolidating Income Statement

Year ended 31 December 2018

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor £m	Issuer (LB) £m	Issuer (RB) Subsidiary guarantor (LB) £m	Subsidiary guarantor (LB & RB) £m	Non- guarantor subsidiaries £m	Eliminations £m	Consolidated £m
Revenue	-	7,752	-	-	16,959	(219)	24,492
Raw materials and consumables used	-	(662)	-	-	(4,161)	159	(4,664)
Changes in inventories of finished goods and work in progress	-	(4)	-	-	118	-	114
Employee benefit costs	(5)	(169)	(13)	-	(2,822)	4	(3,005)
Depreciation, amortisation and impairment costs	-	(91)	-	-	(947)	-	(1,038)
Other operating income	-	3	22	-	3,847	(3,787)	85
Loss on reclassification from amortised cost to fair value	-	-	-	-	(3)	-	(3)
Other operating expenses	(124)	(6,579)	(17)	-	(3,819)	3,871	(6,668)

(Loss)/profit from operations	(129)	250	(8)	-	9,172	28	9,313

Net finance income/(costs)	95	9	(421)	3	(947)	(120)	(1,381)

Share of post-tax results of associates and joint ventures	-	-	-	-	419	-	419

Profit before taxation	(34)	259	(429)	3	8,644	(92)	8,351
Taxation on ordinary activities	-	(100)	93	1	(2,135)	-	(2,141)
Equity income from subsidiaries	6,210	2,569	3,436	2,755	-	(14,970)	-

Profit for the year	6,176	2,728	3,100	2,759	6,509	(15,062)	6,210

Attributable to:
Owners of the parent	6,176	2,728	3,100	2,759	6,331	(15,062)	6,032
Non-controlling interests	-	-	-	-	178	-	178

	6,176	2,728	3,100	2,759	6,509	(15,062)	6,210

	Condensed Consolidating Income Statement

Year ended 31 December 2017

	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group

	Parent guarantor £m	Issuer (LB) £m	Issuer (RB) Subsidiary guarantor (LB) £m	Subsidiary guarantor (LB & RB) £m	Non- guarantor subsidiaries £m	Eliminations £m	Consolidated £m
Revenue	-	3,459	-	-	16,243	(138)	19,564
Raw materials and consumables used	-	(346)	-	-	(4,286)	112	(4,520)
Changes in inventories of finished goods and work in progress	-	(7)	-	-	(507)	1	(513)
Employee benefit costs	(8)	(117)	(35)	(2)	(2,525)	8	(2,679)
Depreciation, amortisation and impairment costs	-	(28)	-	-	(874)	-	(902)
Other operating income	-	7	34	-	1,859	(1,756)	144
Other operating expenses	(101)	(2,889)	(6)	-	(3,499)	1,813	(4,682)

(Loss)/profit from operations	(109)	79	(7)	(2)	6,411	40	6,412

Net finance income/(costs)	3	11	(190)	9	(908)	(19)	(1,094)

Share of post-tax results of associates and joint ventures	-	-	-	-	24,209	-	24,209

Profit before taxation	(106)	90	(197)	7	29,712	21	29,527
Taxation on ordinary activities	-	(240)	61	(3)	8,311	-	8,129
Equity income from subsidiaries	37,656	3,870	4,259	3,893	-	(49,678)	-

Profit for the year	37,550	3,720	4,123	3,897	38,023	(49,657)	37,656

Attributable to:
Owners of the parent	37,550	3,720	4,123	3,897	37,852	(49,657)	37,485
Non-controlling interests	-	-	-	-	171	-	171

	37,550	3,720	4,123	3,897	38,023	(49,657)	37,656

	Condensed Consolidating Statement of Comprehensive Income
Year ended 31 December 2019
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor £m	Issuer (LB) £m	Issuer (RB) Subsidiary guarantor (LB) £m	Subsidiary guarantor (LB & RB) £m	Non-guarantor subsidiaries £m	Eliminations £m	Consolidated £m
Profit for the year	5,849	3,060	3,323	3,088	5,767	(15,238)	5,849
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:	-	30	30	30	(3,217)	(89)	(3,216)

Differences on exchange	-	30	30	30	(2,968)	(89)	(2,967)
Cash flow hedges	-	-	-	-	(193)	-	(193)
Net investment hedges	-	-	-	-	3	-	3
Associates - share of OCI, net of tax	-	-	-	-	(115)	-	(115)
Tax on items that may be reclassified	-	-	-	-	56	-	56

Items that will not be reclassified subsequently to profit or loss:	-	167	185	167	(669)	(357)	(507)

Retirement benefit schemes	-	226	245	225	(813)	(472)	(589)
Associates - share of OCI, net of tax	-	-	-	-	7	-	7
Tax on items that will not be reclassified	-	(59)	(60)	(58)	137	115	75

Total other comprehensive income/(expense) for the year, net of tax	-	197	215	197	(3,886)	(446)	(3,723)

Share of subsidiaries OCI (other reserves)	(507)	-	-	-	-	507	-
Share of subsidiaries OCI (retained earnings)	(3,216)	-	-	-	-	3,216	-

Total comprehensive income/(expense) for the year, net of tax	2,126	3,257	3,538	3,285	1,881	(11,961)	2,126

Attributable to:
Owners of the parent	2,126	3,257	3,538	3,285	1,755	(11,961)	2,000
Non-controlling interests	-	-	-	-	126	-	126

	2,126	3,257	3,538	3,285	1,881	(11,961)	2,126

	Condensed Consolidating Statement of Comprehensive Income
Year ended 31 December 2018
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor £m	Issuer (LB) £m	Issuer (RB) Subsidiary guarantor (LB) £m	Subsidiary guarantor (LB & RB) £m	Non- guarantor subsidiaries £m	Eliminations £m	Consolidated £m
Profit for the year	6,176	2,728	3,100	2,759	6,509	(15,062)	6,210
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:	-	-	-	-	3,099	-	3,099

Differences on exchange	-	-	-	-	3,868	-	3,868
Cash flow hedges	-	-	-	-	(41)	-	(41)
Net investment hedges	-	-	-	-	(708)	-	(708)
Associates - share of OCI, net of tax	-	-	-	-	(38)	-	(38)
Tax on items that may be reclassified	-	-	-	-	18	-	18

Items that will not be reclassified subsequently to profit or loss:	-	-	-	-	115	-	115

Retirement benefit schemes	-	-	-	-	142	-	142
Associates - share of OCI, net of tax	-	-	-	-	6	-	6
Tax on items that will not be reclassified	-	-	-	-	(33)	-	(33)

Total other comprehensive income for the year, net of tax	-	-	-	-	3,214	-	3,214

Share of subsidiaries OCI (other reserves)	115	-	-	-	-	(115)	-
Share of subsidiaries OCI (retained earnings)	3,099	-	-	-	-	(3,099)	-

Total comprehensive income/(expense) for the year, net of tax	9,390	2,728	3,100	2,759	9,723	(18,276)	9,424

Attributable to:
Owners of the parent	9,390	2,728	3,100	2,759	9,538	(18,276)	9,239
Non-controlling interests	-	-	-	-	185	-	185

	9,390	2,728	3,100	2,759	9,723	(18,276)	9,424

	Condensed Consolidating Statement of Comprehensive Income
Year ended 31 December 2017
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor £m	Issuer (LB) £m	Issuer (RB) Subsidiary guarantor (LB) £m	Subsidiary guarantor (LB & RB) £m	Non- guarantor subsidiaries £m	Eliminations £m	Consolidated £m
Profit for the year	37,550	3,720	4,123	3,897	38,023	(49,657)	37,656
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:	-	-	-	-	(3,809)	-	(3,809)

Differences on exchange	-	-	-	-	(3,084)	-	(3,084)
Cash flow hedges	-	-	-	-	(171)	-	(171)
Investments held at fair value	-	-	-	-	(27)	-	(27)
Net investment hedges	-	-	-	-	357	-	357
Associates - share of OCI, net of tax	-	-	-	-	(918)	-	(918)
Tax on items that may be reclassified	-	-	-	-	34	-	34

Items that will not be reclassified subsequently to profit or loss:	-	-	-	-	681	-	681

Retirement benefit schemes	-	-	-	-	827	-	827
Associates - share of OCI, net of tax	-	-	-	-	25	-	25
Tax on items that will not be reclassified	-	-	-	-	(171)	-	(171)

Total other comprehensive expense for the year, net of tax	-	-	-	-	(3,128)	-	(3,128)

Share of subsidiaries OCI (other reserves)	681	-	-	-	-	(681)	-
Share of subsidiaries OCI (retained earnings)	(3,809)	-	-	-	-	3,809	-

Total comprehensive income/(expense) for the year, net of tax	34,422	3,720	4,123	3,897	34,895	(46,529)	34,528

Attributable to:
Owners of the parent	34,422	3,720	4,123	3,897	34,728	(46,529)	34,361
Non-controlling interests	-	-	-	-	167	-	167

	34,422	3,720	4,123	3,897	34,895	(46,529)	34,528

	Condensed Consolidating Balance Sheet
At 31 December 2019
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor £m	Issuer (LB) £m	Issuer (RB) Subsidiary guarantor (LB) £m	Subsidiary guarantor (LB & RB) £m	Non- guarantor subsidiaries £m	Eliminations £m	Consolidated £m
Assets
Intangible assets	-	2,807	-	7,438	108,542	-	118,787
Property, plant and equipment	-	683	1	-	4,834	-	5,518
Investments in subsidiaries	23,510	16,613	29,714	18,812	-	(88,649)	-
Investments in associates and joint ventures	-	-	-	-	1,860	-	1,860
Retirement benefit assets	-	-	-	-	430	-	430
Deferred tax assets	-	360	22	4	38	-	424
Trade and other receivables	-	5	416	17	308	(498)	248
Investments held at fair value	-	-	-	1	11	-	12
Derivative financial instruments	-	-	-	-	452	-	452

Total non-current assets	23,510	20,468	30,153	26,272	116,475	(89,147)	127,731

Inventories	-	631	-	-	5,444	19	6,094
Income tax receivable	-	-	-	-	122	-	122
Trade and other receivables	6,719	770	749	69	5,574	(9,788)	4,093
Investments held at fair value	-	-	-	-	123	-	123
Derivative financial instruments	8	-	-	-	313	(8)	313
Cash and cash equivalents	5	-	-	-	2,526	(5)	2,526

	6,732	1,401	749	69	14,102	(9,782)	13,271
Assets classified as held-for-sale	-	-	-	-	3	-	3

Total current assets	6,732	1,401	749	69	14,105	(9,782)	13,274

Total assets	30,242	21,869	30,902	26,341	130,580	(98,929)	141,005

Equity - capital and reserves
Share capital	614	14,378	13,794	21,721	-	(49,893)	614
Share premium, capital redemption and merger reserves	22,857	-	-	-	29,116	(25,364)	26,609
Other reserves	(418)	21	-	22	(3,555)	375	(3,555)
Retained earnings	5,470	4,419	6,654	4,561	38,270	(19,140)	40,234

Owners of the parent	28,523	18,818	20,448	26,304	63,831	(94,022)	63,902

Non-controlling interests	-	-	-	-	258	-	258

Total equity	28,523	18,818	20,448	26,304	64,089	(94,022)	64,160

Liabilities
Borrowings	1,571	37	6,741	-	31,026	(1,571)	37,804
Retirement benefit liabilities	-	604	53	16	786	-	1,459
Deferred tax liabilities	-	5	-	-	17,045	-	17,050
Other provisions for liabilities	1	1	-	-	387	(1)	388
Trade and other payables	8	10	70	-	1,454	(508)	1,034
Derivative financial instruments	-	-	-	-	287	-	287

Total non-current liabilities	1,580	657	6,864	16	50,985	(2,080)	58,022

Borrowings	13	171	2,979	-	6,296	(1,897)	7,562
Income tax payable	-	22	29	-	628	4	683
Other provisions for liabilities	-	29	-	-	641	-	670
Trade and other payables	126	2,172	582	21	7,760	(934)	9,727
Derivative financial instruments	-	-	-	-	181	-	181

Total current liabilities	139	2,394	3,590	21	15,506	(2,827)	18,823

Total equity and liabilities	30,242	21,869	30,902	26,341	130,580	(98,929)	141,005

	Condensed Consolidating Balance Sheet
At 31 December 2018
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor £m	Issuer (LB) £m	Issuer (RB) Subsidiary guarantor (LB) £m	Subsidiary guarantor (LB & RB) £m	Non- guarantor subsidiaries £m	Eliminations £m	Consolidated £m
Assets
Intangible assets	-	2,935	-	7,737	113,342	(1)	124,013
Property, plant and equipment	-	763	1	-	4,402	-	5,166
Investments in subsidiaries	32,543	21,368	30,625	19,636	-	(104,172)	-
Investments in associates and joint ventures	-	-	-	-	1,737	-	1,737
Retirement benefit assets	-	-	-	-	1,147	-	1,147
Deferred tax assets	-	521	17	4	(198)	-	344
Trade and other receivables	-	5	464	32	762	(578)	685
Investments held at fair value	-	-	-	-	39	-	39
Derivative financial instruments	-	-	-	-	556	-	556

Total non-current assets	32,543	25,592	31,107	27,409	121,787	(104,751)	133,687

Inventories	-	711	-	-	5,319	(1)	6,029
Income tax receivable	-	-	-	-	74	-	74
Trade and other receivables	7,306	1,102	820	59	4,431	(10,130)	3,588
Investments held at fair value	-	-	-	-	178	-	178
Derivative financial instruments	-	-	-	-	179	-	179
Cash and cash equivalents	6	-	-	-	2,602	(6)	2,602

	7,312	1,813	820	59	12,783	(10,137)	12,650
Assets classified as held-for-sale	-	-	-	-	5	-	5

Total current assets	7,312	1,813	820	59	12,788	(10,137)	12,655

Total assets	39,855	27,405	31,927	27,468	134,575	(114,888)	146,342

Equity - capital and reserves
Share capital	614	14,948	14,348	22,586	1,921	(53,803)	614
Share premium, capital redemption and merger reserves	22,854	-	-	-	28,755	(25,003)	26,606
Other reserves	204	(46)	(44)	(46)	(335)	(66)	(333)
Retained earnings	11,291	8,420	6,853	4,888	36,974	(29,869)	38,557

Owners of the parent	34,963	23,322	21,157	27,428	67,315	(108,741)	65,444

Non-controlling interests	-	-	-	-	244	-	244

Total equity	34,963	23,322	21,157	27,428	67,559	(108,741)	65,688

Liabilities
Borrowings	1,571	126	8,140	-	35,018	(1,571)	43,284
Retirement benefit liabilities	-	853	53	18	741	-	1,665
Deferred tax liabilities	-	-	-	-	17,776	-	17,776
Other provisions for liabilities	1	1	-	-	330	(1)	331
Trade and other payables	8	15	89	-	1,529	(586)	1,055
Derivative financial instruments	-	-	-	-	214	-	214

Total non-current liabilities	1,580	995	8,282	18	55,608	(2,158)	64,325

Borrowings	2,062	98	1,573	-	3,497	(3,005)	4,225
Income tax payable	-	8	133	-	712	-	853
Other provisions for liabilities	-	20	-	-	298	-	318
Trade and other payables	1,248	2,962	782	22	6,599	(982)	10,631
Derivative financial instruments	2	-	-	-	302	(2)	302

Total current liabilities	3,312	3,088	2,488	22	11,408	(3,989)	16,329

Total equity and liabilities	39,855	27,405	31,927	27,468	134,575	(114,888)	146,342

	Condensed Consolidating Cash Flow Statement
Year ended 31 December 2019
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor £m	Issuer (LB) £m	Issuer (RB) Subsidiary guarantor (LB) £m	Subsidiary guarantor (LB & RB) £m	Non- guarantor subsidiaries £m	Eliminations £m	Consolidated £m
Net cash (used in)/generated from operating activities	(43)	14	50	(3)	8,940	38	8,996
Net cash generated from/(used in) investing activities	165	2,797	3,770	3,175	(511)	(10,035)	(639)
Net cash (used in)/generated from financing activities	(123)	(2,811)	(3,820)	(3,172)	(11,564)	12,897	(8,593)

Net cash flows (used in)/generated from operating, investing and financing activities	(1)	-	-	-	(3,135)	2,900	(236)
Differences on exchange	-	-	-	-	(57)	-	(57)

(Decrease)/increase in net cash and cash equivalents in the year	(1)	-	-	-	(3,192)	2,900	(293)
Net cash and cash equivalents at 1 January*	6	-	-	-	2,322	-	2,328

Net cash and cash equivalents at 31 December	5	-	-	-	(870)	2,900	2,035

	Condensed Consolidating Cash Flow Statement
Year ended 31 December 2018
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor £m	Issuer (LB) £m	Issuer (RB) Subsidiary guarantor (LB) £m	Subsidiary guarantor (LB & RB) £m	Non- guarantor subsidiaries £m	Eliminations £m	Consolidated £m
Net cash (used in)/generated from operating activities	(45)	1,670	349	(7)	8,249	79	10,295
Net cash generated from/(used in) investing activities	187	3,039	4,280	3,366	(877)	(11,016)	(1,021)
Net cash (used in)/generated from financing activities	(140)	(4,711)	(4,631)	(3,359)	(11,391)	14,602	(9,630)

Net cash flows generated from/(used in) operating, investing and financing activities	2	(2)	(2)	-	(4,019)	3,665	(356)
Differences on exchange	(1)	-	-	-	(138)	1	(138)

Increase/(decrease) in net cash and cash equivalents in the year	1	(2)	(2)	-	(4,157)	3,666	(494)
Net cash and cash equivalents at 1 January*	5	2	2	-	2,813	-	2,822

Net cash and cash equivalents at 31 December	6	-	-	-	(1,344)	3,666	2,328

	Condensed Consolidating Cash Flow Statement
Year ended 31 December 2017
	BAT p.l.c.	RJRT	RAI	RJRTH	All other companies		BAT Group
	Parent guarantor £m	Issuer (LB) £m	Issuer (RB) Subsidiary guarantor (LB) £m	Subsidiary guarantor (LB & RB) £m	Non- guarantor subsidiaries £m	Eliminations £m	Consolidated £m
Net cash (used in)/generated from operating activities	(12)	(1,860)	(270)	(11)	7,488	12	5,347
Net cash generated from/(used in) investing activities	2	(88)	1,116	1	(19,512)	(63)	(18,544)
Net cash generated from/(used in) financing activities	10	1,950	(844)	10	21,030	(7,397)	14,759

Net cash flows generated from/(used in) operating, investing and financing activities	-	2	2	-	9,006	(7,448)	1,562
Differences on exchange	-	-	-	-	(391)	-	(391)

Increase/(decrease) in net cash and cash equivalents in the year	-	2	2	-	8,615	(7,448)	1,171
Net cash and cash equivalents at 1 January*	5	-	-	-	1,646	-	1,651

Net cash and cash equivalents at 31 December	5	2	2	-	10,261	(7,448)	2,822

*	The opening balance of net cash and cash equivalents represents external cash held by the parent guarantor, issuers, subsidiary guarantors and non-guarantor subsidiaries.

(b) BATCAP bonds

The following condensed consolidating financial information relates to the guarantees of:

- US$14.96 billion of bonds representing the portion (99.7%) of a total US$15 billion principal amount of bonds issued by BATCAP exchanged for registered bonds in 2018 in the exchange offer required by the registration rights agreement entered into in connection with the bond offering related to the acquisition of RAI; and

- Shelf Registration Statement on Form F-3 filed on 17 July 2019, pursuant to which B.A.T Capital Corporation (‘BATCAP’) or B.A.T. International Finance p.l.c. (‘BATIF’) may issue an indefinite amount of debt securities. Under this programme US$3.5 billion of bonds have been issued by BATCAP.

The subsidiaries disclosed below are wholly-owned and the guarantees provided are full and unconditional, and joint and several.

The following condensed consolidating financial information includes the accounts and activities of:

a.	British American Tobacco p.l.c. (as the parent guarantor), referred to as ‘BAT p.l.c.’ in the financials below;

b.	B.A.T Capital Corporation (as an issuer or a subsidiary guarantor, as the case may be), referred to as “BATCAP” in financials below;

c.	B.A.T. International Finance p.l.c. (as an issuer or a subsidiary guarantor, as the case may be), referred to as ‘BATIF’ in the financials below;

d.	British American Tobacco Holdings (The Netherlands) B.V. (as a subsidiary guarantor of the US$17.2 billion bonds only), referred to as ‘BATHTN’ in the financials below*;

e.	B.A.T. Netherlands Finance B.V. and Reynolds American Inc. (as subsidiary guarantors), referred to as ‘BATNF’ and ‘RAI’ respectively in the financials below;

f.	other direct and indirect subsidiaries of the BAT Group that are not guarantors;

g.	elimination entries necessary to consolidate the parent with the issuer, the subsidiary guarantors and non-guarantor subsidiaries; and

h.	the BAT Group on a consolidated basis.

The information presented is based on the results for the 12-month period ended 31 December 2019, 2018 and 2017.

*

British American Tobacco Holdings (The Netherlands) B.V. (“BATHTN”) should be added to the column labelled ‘All other companies, Non-guarantor subsidiaries’ for the purposes of the condensed consolidating financial information relating to the guarantee of the US$3.5 billion issued by BATCAP under the shelf programme, as BATHTN has not provided, and will not provide a guarantee in respect of these debt securities.

	Condensed Consolidating Income Statement
Year ended 31 December 2019
	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group
	Parent guarantor £m	Issuer / Subsidiary guarantor £m	Issuer / Subsidiary guarantor £m	Subsidiary guarantor £m	Subsidiary guarantors £m	Non- guarantor subsidiaries £m	Eliminations £m	Consolidated £m
Revenue	-	-	-	-	-	25,877	-	25,877
Raw materials and consumables used	-	-	-	-	-	(4,599)	-	(4,599)
Changes in inventories of finished goods and work in progress	-	-	-	-	-	162	-	162
Employee benefit costs	(4)	-	-	(2)	(10)	(3,209)	4	(3,221)
Depreciation, amortisation and impairment costs	-	-	-	-	-	(1,512)	-	(1,512)
Other operating income	-	-	-	-	26	137	-	163
Loss on reclassification from amortised cost to fair value	-	-	-	-	-	(3)	-	(3)
Other operating expenses	(122)	(2)	(5)	(3)	(18)	(7,823)	122	(7,851)

(Loss)/Profit from operations	(126)	(2)	(5)	(5)	(2)	9,030	126	9,016

Net finance income/(costs)	121	154	195	196	(497)	(1,760)	(11)	(1,602)

Share of post-tax results of associates and joint ventures	-	-	-	-	-	498	-	498

Profit before taxation	(5)	152	190	191	(499)	7,768	115	7,912
Taxation on ordinary activities	-	(35)	8	1	125	(2,162)	-	(2,063)
Equity income from subsidiaries	5,854	-	-	-	3,697	-	(9,551)	-

Profit for the year	5,849	117	198	192	3,323	5,606	(9,436)	5,849

Attributable to:
Owners of the parent	5,849	117	198	192	3,323	5,461	(9,436)	5,704
Non-controlling interests	-	-	-	-	-	145	-	145

	5,849	117	198	192	3,323	5,606	(9,436)	5,849

	Condensed Consolidating Income Statement
Year ended 31 December 2018
	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group
	Parent guarantor	Issuer / Subsidiary guarantor	Issuer / Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non- guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m	£m
Revenue	-	-	-	-	-	24,492	-	24,492
Raw materials and consumables used	-	-	-	-	-	(4,664)	-	(4,664)
Changes in inventories of finished goods and work in progress	-	-	-	-	-	114	-	114
Employee benefit costs	(5)	-	-	(2)	(13)	(2,990)	5	(3,005)
Depreciation, amortisation and impairment costs	-	-	-	-	-	(1,038)	-	(1,038)
Other operating income	-	-	-	-	22	63	-	85
Loss on reclassification from amortised cost to fair value	-	-	-	-	-	(3)	-	(3)
Other operating expenses	(124)	(3)	(1)	(4)	(17)	(6,643)	124	(6,668)

(Loss)/Profit from operations	(129)	(3)	(1)	(6)	(8)	9,331	129	9,313
Net finance income/(costs)	95	239	96	248	(421)	(599)	(1,039)	(1,381)
Share of post-tax results of associates and joint ventures	-	-	-	-	-	419	-	419

Profit before taxation	(34)	236	95	242	(429)	9,151	(910)	8,351
Taxation on ordinary activities	-	(79)	7	1	93	(2,163)	-	(2,141)
Equity income from subsidiaries	6,210	-	-	-	3,436	-	(9,646)	-

Profit for the year	6,176	157	102	243	3,100	6,988	(10,556)	6,210

Attributable to:
Owners of the parent	6,176	157	102	243	3,100	6,810	(10,556)	6,032
Non-controlling interests	-	-	-	-	-	178	-	178

	6,176	157	102	243	3,100	6,988	(10,556)	6,210

	Condensed Consolidating Income Statement
Year ended 31 December 2017
	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group
	Parent guarantor £m	Issuer / Subsidiary guarantor £m	Issuer / Subsidiary guarantor £m	Subsidiary guarantor £m	Subsidiary guarantors £m	Non- guarantor subsidiaries £m	Eliminations £m	Consolidated £m
Revenue	-	-	-	-	-	19,564	-	19,564
Raw materials and consumables used	-	-	-	-	-	(4,520)	-	(4,520)
Changes in inventories of finished goods and work in progress	-	-	-	-	-	(513)	-	(513)
Employee benefit costs	(8)	-	-	(3)	(35)	(2,641)	8	(2,679)
Depreciation, amortisation and impairment costs	-	-	-	-	-	(902)	-	(902)
Other operating income	-	1	-	1	33	109	-	144
Other operating expenses	(101)	(1)	(1)	(2)	(7)	(4,671)	101	(4,682)

(Loss)/Profit from operations	(109)	-	(1)	(4)	(9)	6,426	109	6,412
Net finance income/(costs)	3	(62)	(22)	636	(191)	(1,403)	(55)	(1,094)
Share of post-tax results of associates and joint ventures	-	-	-	-	-	24,209	-	24,209

Profit before taxation	(106)	(62)	(23)	632	(200)	29,232	54	29,527
Taxation on ordinary activities	-	10	(40)	4	61	8,094	-	8,129
Equity income from subsidiaries	37,656	-	-	-	4,259	-	(41,915)	-

Profit for the year	37,550	(52)	(63)	636	4,120	37,326	(41,861)	37,656

Attributable to:
Owners of the parent	37,550	(52)	(63)	636	4,120	37,155	(41,861)	37,485
Non-controlling interests	-	-	-	-	-	171	-	171

	37,550	(52)	(63)	636	4,120	37,326	(41,861)	37,656

	Condensed Consolidating Statement of Comprehensive Income
Year ended 31 December 2019
	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group
	Parent guarantor	Issuer / Subsidiary guarantor	Issuer / Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non- guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m	£m
Profit for the year	5,849	117	198	192	3,323	5,606	(9,436)	5,849
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:	-	(214)	(21)	-	30	(3,011)	-	(3,216)

Differences on exchange	-	-	-	-	30	(2,997)	-	(2,967)
Cash flow hedges	-	(214)	9	-	-	12	-	(193)
Net investment hedges	-	-	(30)	-	-	33	-	3
Associates – share of OCI, net of tax	-	-	-	-	-	(115)	-	(115)
Tax on items that may be reclassified	-	-	-	-	-	56	-	56

Items that will not be reclassified subsequently to profit or loss:	-	-	-	-	185	(692)	-	(507)

Retirement benefit schemes	-	-	-	-	245	(834)	-	(589)
Associates – share of OCI, net of tax	-	-	-	-	-	7	-	7
Tax on items that will not be reclassified	-	-	-	-	(60)	135	-	75

Total other comprehensive (expense)/income for the year, net of tax	-	(214)	(21)	-	215	(3,703)	-	(3,723)

Share of subsidiaries OCI (other reserves)	(507)	-	-	-	-	-	507	-
Share of subsidiaries OCI (retained earnings)	(3,216)	-	-	-	-	-	3,216	-

Total comprehensive income/(expense) for the year, net of tax	2,126	(97)	177	192	3,538	1,903	(5,713)	2,126

Attributable to:
Owners of the parent	2,126	(97)	177	192	3,538	1,777	(5,713)	2,000
Non-controlling interests	-	-	-	-	-	126	-	126

	2,126	(97)	177	192	3,538	1,903	(5,713)	2,126

	Condensed Consolidating Statement of Comprehensive Income
Year ended 31 December 2018
	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group
	Parent guarantor	Issuer / Subsidiary guarantor	Issuer / Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non- guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m	£m
Profit for the year	6,176	157	102	243	3,100	6,988	(10,556)	6,210
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:	-	(101)	15	-	-	3,185	-	3,099

Differences on exchange	-	-	-	-	-	3,868	-	3,868
Cash flow hedges	-	(101)	15	-	-	45	-	(41)
Net investment hedges	-	-	-	-	-	(708)	-	(708)
Associates – share of OCI, net of tax	-	-	-	-	-	(38)	-	(38)
Tax on items that may be reclassified	-	-	-	-	-	18	-	18

Items that will not be reclassified subsequently to profit or loss:	-	-	-	-	-	115	-	115

Retirement benefit schemes	-	-	-	-	-	142	-	142
Associates – share of OCI, net of tax	-	-	-	-	-	6	-	6
Tax on items that will not be reclassified	-	-	-	-	-	(33)	-	(33)

Total other comprehensive (expense)/income for the year, net of tax	-	(101)	15	-	-	3,300	-	3,214

Share of subsidiaries OCI (other reserves)	115	-	-	-	-	-	(115)	-
Share of subsidiaries OCI (retained earnings)	3,099	-	-	-	-	-	(3,099)	-

Total comprehensive income/(expense) for the year, net of tax	9,390	56	117	243	3,100	10,288	(13,770)	9,424

Attributable to:
Owners of the parent	9,390	56	117	243	3,100	10,103	(13,770)	9,239
Non-controlling interests	-	-	-	-	-	185	-	185

	9,390	56	117	243	3,100	10,288	(13,770)	9,424

	Condensed Consolidating Statement of Comprehensive Income
Year ended 31 December 2017
	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group
	Parent guarantor £m	Issuer / Subsidiary guarantor £m	Issuer / Subsidiary guarantor £m	Subsidiary guarantor £m	Subsidiary guarantors £m	Non- guarantor subsidiaries £m	Eliminations £m	Consolidated £m
Profit for the year	37,550	(52)	(63)	636	4,120	37,326	(41,861)	37,656
Other comprehensive income/(expense)
Items that may be reclassified subsequently to profit or loss:	-	(242)	(21)	-	-	(3,546)	-	(3,809)

Differences on exchange	-	-	-	-	-	(3,084)	-	(3,084)
Cash flow hedges	-	(242)	(10)	-	-	81	-	(171)
Investments held at fair value	-	-	-	-	-	(27)	-	(27)
Net investment hedges	-	-	(11)	-	-	368	-	357
Associates – share of OCI, net of tax	-	-	-	-	-	(918)	-	(918)
Tax on items that may be reclassified	-	-	-	-	-	34	-	34

Items that will not be reclassified subsequently to profit or loss:	-	-	-	-	-	681	-	681

Retirement benefit schemes	-	-	-	-	-	827	-	827
Associates – share of OCI, net of tax	-	-	-	-	-	25	-	25
Tax on items that will not be reclassified	-	-	-	-	-	(171)	-	(171)

Total other comprehensive expense for the year, net of tax	-	(242)	(21)	-	-	(2,865)	-	(3,128)

Share of subsidiaries OCI (other reserves)	681	-	-	-	-	-	(681)	-
Share of subsidiaries OCI (retained earnings)	(3,809)	-	-	-	-	-	3,809	-

Total comprehensive income/(expense) for the year, net of tax	34,422	(294)	(84)	636	4,120	34,461	(38,733)	34,528

Attributable to:
Owners of the parent	34,422	(294)	(84)	636	4,120	34,294	(38,733)	34,361
Non-controlling interests	-	-	-	-	-	167	-	167

	34,422	(294)	(84)	636	4,120	34,461	(38,733)	34,528

	Condensed Consolidating Balance Sheet
At 31 December 2019
	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group
	Parent guarantor £m	Issuer / Subsidiary guarantor £m	Issuer / Subsidiary guarantor £m	Subsidiary guarantor £m	Subsidiary guarantors £m	Non- guarantor subsidiaries £m	Eliminations £m	Consolidated £m
Assets
Intangible assets	-	-	-	-	-	118,787	-	118,787
Property, plant and equipment	-	-	-	-	1	5,517	-	5,518
Investments in subsidiaries	23,510	-	718	1,419	29,714	-	(55,361)	-
Investments in associates and joint ventures	-	-	-	-	-	1,860	-	1,860
Retirement benefit assets	-	-	-	39	-	391	-	430
Deferred tax assets	-	118	-	-	22	284	-	424
Trade and other receivables	-	12,604	15,496	-	416	(30,446)	2,178	248
Investments held at fair value	-	-	-	-	-	12	-	12
Derivative financial instruments	-	-	692	-	-	(3)	(237)	452

Total non-current assets	23,510	12,722	16,906	1,458	30,153	96,402	(53,420)	127,731

Inventories	-	-	-	-	-	6,094	-	6,094
Income tax receivable	-	-	-	-	-	122	-	122
Trade and other receivables	6,719	6,366	23,659	16	749	(26,144)	(7,272)	4,093
Investments held at fair value	-	-	-	-	-	123	-	123
Derivative financial instruments	8	-	419	-	-	(74)	(40)	313
Cash and cash equivalents	5	13	138	-	-	2,375	(5)	2,526

	6,732	6,379	24,216	16	749	(17,504)	(7,317)	13,271
Assets classified as held-for-sale	-	-	-	-	-	3	-	3

Total current assets	6,732	6,379	24,216	16	749	(17,501)	(7,317)	13,274

Total assets	30,242	19,101	41,122	1,474	30,902	78,901	(60,737)	141,005

Equity - capital and reserves
Share capital	614	-	231	91	13,794	-	(14,116)	614
Share premium, capital redemption and merger reserves	22,857	30	-	1,223	-	30,002	(27,503)	26,609
Other reserves	(418)	(357)	(1,114)	226	-	(3,555)	1,663	(3,555)
Retained earnings	5,470	223	3,039	(79)	6,654	40,232	(15,305)	40,234

Owners of the parent	28,523	(104)	2,156	1,461	20,448	66,679	(55,261)	63,902
Non-controlling interests	-	-	-	-	-	258	-	258

Total equity	28,523	(104)	2,156	1,461	20,448	66,937	(55,261)	64,160

Liabilities
Borrowings	1,571	15,168	14,590	-	6,741	(2,443)	2,177	37,804
Retirement benefit liabilities	-	-	-	-	53	1,406	-	1,459
Deferred tax liabilities	-	-	22	10	-	17,018	-	17,050
Other provisions for liabilities	1	-	-	-	-	388	(1)	388
Trade and other payables	8	-	4	-	70	960	(8)	1,034
Derivative financial instruments	-	237	302	-	-	(15)	(237)	287

Total non-current liabilities	1,580	15,405	14,918	10	6,864	17,314	1,931	58,022

Borrowings	13	3,706	23,591	1	2,979	(15,543)	(7,185)	7,562
Income tax payable	-	33	-	-	29	621	-	683
Other provisions for liabilities	-	-	-	-	-	670	-	670
Trade and other payables	126	29	3	2	582	9,168	(183)	9,727
Derivative financial instruments	-	32	454	-	-	(266)	(39)	181

Total current liabilities	139	3,800	24,048	3	3,590	(5,350)	(7,407)	18,823

Total equity and liabilities	30,242	19,101	41,122	1,474	30,902	78,901	(60,737)	141,005

	Condensed Consolidating Balance Sheet
At 31 December 2018
	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group
	Parent guarantor	Issuer / Subsidiary guarantor	Issuer / Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non- guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m	£m
Assets
Intangible assets	-	-	-	-	-	124,013	-	124,013
Property, plant and equipment	-	-	-	-	1	5,165	-	5,166
Investments in subsidiaries	32,543	-	718	3,732	30,625	-	(67,618)	-
Investments in associates and joint ventures	-	-	-	-	-	1,737	-	1,737
Retirement benefit assets	-	-	-	15	-	1,132	-	1,147
Deferred tax assets	-	74	-	-	17	253	-	344
Trade and other receivables	-	15,707	21,911	-	464	(38,343)	946	685
Investments held at fair value	-	-	-	-	-	39	-	39
Derivative financial instruments	-	-	708	-	-	(7)	(145)	556

Total non-current assets	32,543	15,781	23,337	3,747	31,107	93,989	(66,817)	133,687

Inventories	-	-	-	-	-	6,029	-	6,029
Income tax receivable	-	-	-	-	-	74	-	74
Trade and other receivables	7,306	2,567	19,576	15	820	(13,626)	(13,070)	3,588
Investments held at fair value	-	-	-	-	-	178	-	178
Derivative financial instruments	-	-	405	-	-	(215)	(11)	179
Cash and cash equivalents	6	9	56	-	-	2,537	(6)	2,602

	7,312	2,576	20,037	15	820	(5,023)	(13,087)	12,650
Assets classified as held-for-sale	-	-	-	-	-	5	-	5

Total current assets	7,312	2,576	20,037	15	820	(5,018)	(13,087)	12,655

Total assets	39,855	18,357	43,374	3,762	31,927	88,971	(79,904)	146,342

Equity - capital and reserves
Share capital	614	-	231	91	14,348	614	(15,284)	614
Share premium, capital redemption and merger reserves	22,854	30	-	3,401	-	33,562	(33,241)	26,606
Other reserves	204	(195)	(1,091)	363	(44)	(333)	763	(333)
Retained earnings	11,291	105	2,841	(100)	6,853	38,557	(20,990)	38,557

Owners of the parent	34,963	(60)	1,981	3,755	21,157	72,400	(68,752)	65,444
Non-controlling interests	-	-	-	-	-	244	-	244

Total equity	34,963	(60)	1,981	3,755	21,157	72,644	(68,752)	65,688

Liabilities
Borrowings	1,571	15,599	18,450	-	8,140	(1,422)	946	43,284
Retirement benefit liabilities	-	-	-	-	53	1,612	-	1,665
Deferred tax liabilities	-	-	30	4	-	17,742	-	17,776
Other provisions for liabilities	1	-	-	-	-	331	(1)	331
Trade and other payables	8	-	4	-	89	962	(8)	1,055
Derivative financial instruments	-	145	217	-	-	(3)	(145)	214

Total non-current liabilities	1,580	15,744	18,701	4	8,282	19,222	792	64,325

Borrowings	2,062	2,637	22,293	1	1,573	(12,519)	(11,822)	4,225
Income tax payable	-	2	-	-	133	718	-	853
Other provisions for liabilities	-	-	-	-	-	318	-	318
Trade and other payables	1,248	25	30	2	782	8,677	(133)	10,631
Derivative financial instruments	2	9	369	-	-	(89)	11	302

Total current liabilities	3,312	2,673	22,692	3	2,488	(2,895)	(11,944)	16,329

Total equity and liabilities	39,855	18,357	43,374	3,762	31,927	88,971	(79,904)	146,342

	Condensed Consolidating Cash Flow Statement
Year ended 31 December 2019
	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group
	Parent guarantor	Issuer / Subsidiary guarantor	Issuer / Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non- guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m	£m
Net cash (used in)/generated from operating activities	(43)	(148)	(59)	(4)	50	9,156	44	8,996
Net cash generated from/(used in) investing activities	165	870	848	-	3,770	(5,763)	(529)	(639)
Net cash (used in)/generated from financing activities	(123)	(719)	(882)	4	(3,820)	(3,645)	592	(8,593)

Net cash flows (used in)/generated from operating, investing and financing activities	(1)	3	(93)	-	-	(252)	107	(236)
Differences on exchange	-	(1)	(7)	-	-	(47)	(2)	(57)

(Decrease)/increase in net cash and cash equivalents in the year	(1)	2	(100)	-	-	(299)	105	(293)
Net cash and cash equivalents at 1 January*	6	9	(35)	-	-	2,348	-	2,328

Net cash and cash equivalents at 31 December	5	11	(135)	-	-	2,049	105	2,035

	Condensed Consolidating Cash Flow Statement
Year ended 31 December 2018
	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group
	Parent guarantor	Issuer / Subsidiary guarantor	Issuer / Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non- guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m	£m
Net cash (used in)/generated from operating activities	(45)	(81)	19	(13)	349	10,025	41	10,295
Net cash generated from/(used in) investing activities	187	946	709	2	4,280	(6,853)	(292)	(1,021)
Net cash (used in)/generated from financing activities	(140)	(980)	(1,355)	11	(4,631)	(3,663)	1,128	(9,630)

Net cash flows generated from/(used in) operating, investing and financing activities	2	(115)	(627)	-	(2)	(491)	877	(356)
Differences on exchange	(1)	2	34	-	-	(173)	-	(138)

Increase/(decrease) in net cash and cash equivalents in the year	1	(113)	(593)	-	(2)	(664)	877	(494)
Net cash and cash equivalents at 1 January*	5	122	558	-	2	2,135	-	2,822

Net cash and cash equivalents at 31 December	6	9	(35)	-	-	1,471	877	2,328

	Condensed Consolidating Cash Flow Statement
Year ended 31 December 2017
	BAT p.l.c.	BATCAP	BATIF	BATHTN	BATNF and RAI	All other companies		BAT Group
	Parent guarantor	Issuer / Subsidiary guarantor	Issuer / Subsidiary guarantor	Subsidiary guarantor	Subsidiary guarantors	Non- guarantor subsidiaries	Eliminations	Consolidated
	£m	£m	£m	£m	£m	£m	£m	£m
Net cash (used in)/generated from operating activities	(12)	67	10	69	(270)	5,470	13	5,347
Net cash generated from/(used in) investing activities	2	113	350	-	1,116	(20,020)	(105)	(18,544)
Net cash generated from/(used in) financing activities	10	(52)	237	(69)	(844)	22,772	(7,295)	14,759

Net cash flows generated from/(used in) operating, investing and financing activities	-	128	597	-	2	8,222	(7,387)	1,562
Differences on exchange	-	(6)	15	-	-	(400)	-	(391)

Increase/(decrease) in net cash and cash equivalents in the year	-	122	612	-	2	7,822	(7,387)	1,171
Net cash and cash equivalents at 1 January*	5	-	(56)	-	-	1,702	-	1,651

Net cash and cash equivalents at 31 December	5	122	556	-	2	9,524	(7,387)	2,822

*	The opening balance of net cash and cash equivalents represents external cash held by the parent guarantor, issuers, subsidiary guarantors and non-guarantor subsidiaries.

30 Accounting policy changes

Adoption of new accounting standards effective 1 January 2019

Adoption of IFRS 16

With effect from 1 January 2019, the Group adopted IFRS 16 Leases with no revision of prior periods, as permitted by the Standard. In accordance with IFRS 16, the distinction between operating leases and finance leases has been removed. As a result, substantially all leasing arrangements were added to the balance sheet as lease liabilities and right-of-use assets.

On the initial implementation of the Standard, previously recognised operating leases were capitalised as right-of-use assets and financial liabilities were recognised at the same initial value. The Group has taken advantage of certain practical expedients available under the Standard including:

•	‘grandfathering’ previously recognised lease arrangements;

•	applying a single discount rate to a portfolio of leases with reasonably similar characteristics;

•	assessing whether a lease is onerous prior to applying the Standard;

•	applying hindsight in determining the lease term if the contract contains options to extend or terminate the lease; and

•	not applying the capitalisation requirements of the Standard to leases for which the lease term ends within 12 months of the date of initial application.

After implementation, the Group has adopted several practical expedients under the Standard including:

•	not applying the requirements of IFRS 16 to leases of intangible assets;

•	applying the portfolio approach where appropriate to do so;

•	not applying the recognition and measurement requirements of IFRS 16 to short-term leases and to leases of low-value assets; and

•	not separating non-lease components from lease components (except in the case of property-related leases).

As disclosed in the Notes on the Accounts in the 2018 Annual Report on Form 20-F, the anticipated impact of IFRS 16 to the Group’s balance sheet at 1 January 2019 was the capitalisation of £565 million right-of-use assets and lease liabilities of £562 million.

In 2019, as part of the implementation of IFRS 16, further lease commitments were identified resulting in an increase to right-of-use assets and lease liabilities. The impact of the new Standard to the Group’s balance sheet at 1 January 2019 is shown below:

£m
Minimum lease commitments
Property
Within one year	126
Between one and five years	290
Beyond five years	149

565

Plant, equipment and other
Within one year	63
Between one and five years	106

169

Total minimum lease commitments	734
Additional commitments on the exercise of options	30
Low-value leases and short-term leases excluded	(24)
Discounted to present value	(133)

To be capitalised as lease liabilities at 1 January 2019	607

Prepaid leases reclassified from receivables	3

To be capitalised as right-of-use assets at 1 January 2019	610

The weighted average incremental borrowing rate applied in discounting lease commitments was 5.60%.

Adoption of new accounting standards effective 1 January 2018

Adoption of IFRS 9

With effect from 1 January 2018, the Group has adopted IFRS 9 Financial Instruments with no restatement of prior periods, as permitted by the Standard.

The cumulative impact of adopting the Standard, including the effect of tax entries, has been recognised as a restatement of opening reserves in 2018, and is £38 million, arising from the impairment of financial assets under the expected loss model. A simplified ‘lifetime expected loss model’ is available for balances arising as a result of revenue recognition, by applying a standard rate of provision on initial recognition of trade debtors based upon the Group’s historical experience of credit loss modified by expectations of the future, and increasing this provision to take account of overdue receivables. Applying the requirements of IFRS 9 has resulted in a decrease of trade and other debtors of £45 million as at 1 January 2018.

IFRS 9 also changes the classification and measurement of financial assets. The category of available-for-sale investments (where fair value changes were deferred in reserves until disposal of the investment) has been replaced with the category of financial assets at Fair Value through Profit and Loss (for most investments) and the category of financial assets at Fair Value through Other Comprehensive Income (for qualifying equity investments), and the available-for-sale reserve at 1 January 2018 has been reclassified into retained earnings. In addition, certain loans and receivables which do not meet the measurement tests for amortised cost classification under IFRS 9 have been reclassified as financial assets at Fair Value through Profit and Loss at the same date. The Group has used the term ‘investments held at fair value’ to refer to all of these financial assets both pre- and post- the adoption of IFRS 9.